Form 10-K405, Exhibit 13
period 1995-04-30
HACH CO
filed 1995-07-28
CIK 44764

                                                   Exhibit (13)1.
                                                   (Item 601(13))
TO OUR FELLOW SHAREHOLDERS

Fiscal year 1995, a successful period for Hach Company, reflected both challenge and change. Water analysis, the industry we serve, remained in a relatively slow growth mode. Many of our customers, faced with reduced budgets and cost control programs, either eliminated or delayed major spending programs. Thus, sales of our more expensive instruments were sluggish. We believe this is a temporary situation. With worldwide demand for quality water continuing to grow, future emphasis on efficiency in water analysis and water management is certain. We feel confident we can serve these needs and capitalize on the many opportunities before us.

During the year we announced our intent to discontinue the design and manufacture of our electrochemical product line, the reason being the line no longer fits with our long-term strategic intent. To continue to serve our customers' needs for electrochemical products, we have entered into a private-label agreement with a well-known manufacturer. This manufacturer will provide us with a wider range of electrochemical products than we could reasonably develop ourselves. In addition, this company will manufacture the Hach One-TM- Electrode, thus assuring continuation of this unique Hach technology.

The decision to discontinue the design and manufacture of electrochemical products resulted in a one-time pretax charge of $775,000, related to the write-down of certain assets associated with this product line. Over the years we have tried consistently to maintain a high level of expertise throughout our broad product offerings. Now it is clear to us we can no longer afford to be experts in all areas. Our plan will be to place greater emphasis on our core technologies and form alliances with well-established companies in areas where we are not strong.

FINANCIAL POSITION

Figures for both net sales and net income before the cumulative effect of an accounting change were all-time record highs for fiscal year 1995. Net sales increased 5% while net income before the cumulative effect of an accounting change increased 2%. Had it not been for the electrochemical write-off, net income before the cumulative effect of an accounting change would have increased 8% and, as a percent of sales, net income would have been 9.3%. While we were not satisfied with our overall sales increase, we were pleased with the chemical sales increase of 11% and the international sales increase of 13%. These increases were due primarily to volume increases. In recognition of the international theme of this year's Annual Report, we are pleased to announce fiscal year 1995 sales to customers outside the United States increased to 34% of total sales.

                                     [GRAPH]

During fiscal year 1995 we continued to concentrate on controlling costs throughout the organization. We have done this by making investments that help our employees become more efficient. By the end of the fiscal year, through normal attrition, our work force had decreased by 2%. This decrease is noteworthy given our increase in sales volume. Sales per employee increased to $120,000 for the year, compared to $111,800 for the previous year.

To further reduce costs, we have closed chemical operations in Casper, Wyoming. All chemical manufacturing is now confined to our Ames plant where a new chemical pre-treatment waste facility has been constructed. The construction of this plant demonstrates our ongoing commitment to and concern for the environment.

In September 1994, the Board of Directors authorized the Company to repurchase up to $2,000,000 in value of Hach Company common stock. At the end of fiscal year 1995, we had repurchased approximately 31,000 shares at an average cost of $14.40 per share. We continue to believe the repurchase of our own shares is one of the best investments we can make.

In February 1995, the Board of Directors approved a 25% increase in the Company's regular quarterly cash dividend. This is the 14th consecutive year dividends have increased.

                                  [PHOTOGRAPH]

                                     [GRAPH]

MEASURING PERFORMANCE

We are committed to maximizing the market value of the capital contributed by our shareholders. We believe two performance measurement tools -- Economic Profit and Economic Value Added -- will provide an accurate determination of the value we are creating. Economic Profit is defined as net operating profit after taxes in excess of a computed capital charge for average operating capital employed. Economic Value Added represents the growth in Economic Profit from year to year. We plan to use both during fiscal 1996. We believe focusing our efforts on the components of Economic Profit will translate into increased shareholder value.

FUTURE OUTLOOK

We are not satisfied with our sales growth rate for this past year. Given our strengths, the potential in the markets we serve and the expectations we have placed upon ourselves, we believe our growth rate should be higher. To help us plan this future growth, we have engaged the services of a nationally known strategic analysis firm. Every area of the Hach organization is involved in this all-encompassing effort. When the study is completed in the latter part of calendar year 1995, we expect some changes will be made in order to place a stronger emphasis on our greatest areas of opportunity.

IN APPRECIATION

Your Company is grateful for the dedicated service of the Board of Directors. Special recognition should be given to two members, Richard D. Vanous and Jerry
M. Churchill, who will not be standing for re-election. They have served as Board members for approximately five years. Both were elected to the Board at a difficult time following the death of the Company founder, the late Clifford C. Hach. Rick and Jerry are chemists by background. Their contributions to the work of the Board are greatly appreciated.

We salute the hard-working, dedicated employees of Hach Company. The success we have experienced would not have been possible without their support and cooperation. We are confident their continued efforts will bring increased value to our loyal shareholders.

Sincerely,


/s/ Kathryn Hach-Darrow

Kathryn Hach-Darrow
Chairman of the Board
and Chief Executive Officer


/s/ Bruce J. Hach

Bruce J. Hach
President
and Chief Operating Officer

Hach One is a Hach Company trademark.

HACH COMPANY AND SUBSIDIARIES
COMPARATIVE FINANCIAL DATA--10-YEAR SUMMARY
(THOUSANDS OF DOLLARS EXCEPT RATIO AND SHARE DATA)

SUMMARY OF OPERATIONS                     YEARS ENDED APRIL 30,        1995             1994             1993                1992
- ----------------------------------------------------------------------------------------------------------------------------------
Net sales:
 United States . . . . . . . . . . . . . . . . . . . . . . . .   $    69,867      $    69,100      $    62,497          $    57,148
 International . . . . . . . . . . . . . . . . . . . . . . . .        35,402           31,269           31,504               27,591
- -----------------------------------------------------------------------------------------------------------------------------------
 Worldwide . . . . . . . . . . . . . . . . . . . . . . . . . .       105,269          100,369           94,001               84,739

Cost of sales. . . . . . . . . . . . . . . . . . . . . . . . .        51,994           49,534           46,623               41,938
Selling, general and administrative expense. . . . . . . . . .        32,240           30,802           28,685               25,936
Research and development expense . . . . . . . . . . . . . . .         6,875            6,586            5,752                   --
Provision to reduce carrying value of electrochemical assets .           775               --               --                4,951
Interest income. . . . . . . . . . . . . . . . . . . . . . . .           661              467              427                  312
Interest expense . . . . . . . . . . . . . . . . . . . . . . .             1               12               48                  119
Income taxes . . . . . . . . . . . . . . . . . . . . . . . . .         4,775            4,842            4,700                4,357
Net income . . . . . . . . . . . . . . . . . . . . . . . . . .         9,270*          9,508+            8,620                7,750
Per share data:++
 Net income. . . . . . . . . . . . . . . . . . . . . . . . . .          0.81*           0.84+             0.76                 0.68
 Cash dividends. . . . . . . . . . . . . . . . . . . . . . . .         0.170            0.136            0.128                0.106

OTHER DATA
Current ratio. . . . . . . . . . . . . . . . . . . . . . . . .          4.55             4.14             3.49                 2.72
Working capital. . . . . . . . . . . . . . . . . . . . . . . .   $    38,596      $    30,699      $    25,124          $    20,977
Property, plant and equipment, net . . . . . . . . . . . . . .        29,128           28,903           29,270               28,094
Total assets . . . . . . . . . . . . . . . . . . . . . . . . .        84,258           74,358           66,971               61,619
Long-term liabilities. . . . . . . . . . . . . . . . . . . . .         2,070            2,081            2,246                2,104
Stockholders' equity . . . . . . . . . . . . . . . . . . . . .        71,328           62,497           54,651               47,301
Equity per share at year end++ . . . . . . . . . . . . . . . .          6.27             5.49             4.81                 4.17
Sales per employee . . . . . . . . . . . . . . . . . . . . . .           120              112              105                   98
Weighted average shares outstanding++. . . . . . . . . . . . .    11,385,355       11,385,793       11,361,958           11,348,444

*Net income for 1995 includes a one-time pretax charge of $775,000 or $.05 per share after tax for the provision to reduce carrying value of electrochemical assets.
+Net income for 1994 includes a benefit of $448,000 or $.04 per share for the cumulative effect of a change in accounting for income taxes.
++All share and per share amounts have been restated to give effect to the five-for-four stock split in April 1994, the three-for-two stock split in June 1992, the five-for-four stock splits in fiscal 1991, 1990 and 1989, and the two-for-one stock split in fiscal 1986. (See Note 4 to the consolidated financial statements.)


SUMMARY OF OPERATIONS        Years ended
                                April 30,            1991           1990           1989           1988           1987           1986
- ------------------------------------------------------------------------------------------------------------------------------------
Net sales:
 United States . . . . . . . . . . . . . . .    $  50,476      $  45,645      $  40,598      $  36,056      $  32,046      $  28,812
 International . . . . . . . . . . . . . . .       21,844         17,456         15,253         11,579          9,860          8,566
- ------------------------------------------------------------------------------------------------------------------------------------
 Worldwide . . . . . . . . . . . . . . . . .       72,320         63,101         55,851         47,635         41,906         37,378

Cost of sales. . . . . . . . . . . . . . . .       36,094         32,193         27,392         23,698         21,444         19,444
Selling, general and administrative expenses       22,360         18,912         17,619         15,564         13,848         12,583
Research and development expense . . . . . .           --             --             --             --             --             --
Provision to reduce carrying value of
 electrochemical assets  . . . . . . . . . .        4,372          3,991          3,519          2,984          2,648          2,333
Interest income. . . . . . . . . . . . . . .          296            311            332            313            250            258
Interest expense . . . . . . . . . . . . . .          177            244            283            322            367            404
Income taxes . . . . . . . . . . . . . . . .        3,648          3,007          2,815          2,250          1,799          1,092
Net income . . . . . . . . . . . . . . . . .        5,965          5,065          4,555          3,130          2,050          1,780
Per share data:++
 Net income. . . . . . . . . . . . . . . . .         0.53           0.45           0.40           0.28           0.18           0.16
 Cash dividends. . . . . . . . . . . . . . .        0.090          0.077          0.065          0.052          0.044          0.038

OTHER DATA
Current ratio. . . . . . . . . . . . . . . .         2.79           2.89           2.76           3.57           3.19           3.26
Working capital. . . . . . . . . . . . . . .  $    17,631    $    16,546    $    14,555    $    15,293    $    12,773    $    11,748
Property, plant and equipment, net . . . . .       25,024         21,678         18,221         14,493         13,698         13,142
Total assets . . . . . . . . . . . . . . . .       52,849         47,217         42,530         37,201         33,826         31,635
Long-term liabilities. . . . . . . . . . . .        2,593          3,131          3,629          4,259          4,078          4,599
Stockholders' equity . . . . . . . . . . . .       40,401         35,328         30,610         27,001         23,922         21,833
Equity per share at year end++ . . . . . . .         3.56           3.12           2.71           2.40           2.13           1.93
Sales per employee . . . . . . . . . . . . .           90             85             82             78             71             64
Weighted average shares outstanding++. . . .   11,319,723     11,311,315     11,304,776     11,259,349     11,215,338     11,286,458

HACH COMPANY AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS:
1995 COMPARED TO 1994

Net sales were a record $105,269,000, an increase of 4.9% over 1994 net sales of $100,369,000. The Company's domestic net sales increased 1.1% while international net sales increased 13.2%. The domestic sales increase, due to strong demand for the Company's chemical products, was offset by weak demand for the Company's more expensive process instruments. The international sales increase was due primarily to unit volume increases in most of the Company's major product lines and, to a lesser degree, a weak U.S. dollar.

Cost of sales increased 5.0% to $51,994,000 from $49,534,000. This cost item, composed of material, labor and product overhead, increased because of unit volume increases. The gross margin was 50.6% of net sales for both 1995 and 1994.

Selling, general and administrative expense increased 4.7% to $32,240,000 from $30,802,000. Selling, general and administration expense for fiscal year 1994 included a one-time charge of approximately $500,000 for costs associated with the terminated merger with Lawter International, Inc. Without these costs, selling, general and administrative expense increased 6.4% from the prior year. The increase was due primarily to normal wage and salary increases, costs associated with the increased sales volume, and foreign exchange losses of $401,000 in fiscal year 1995, compared to losses of $13,000 in fiscal year 1994. The foreign exchange loss in 1995 was due to a weaker U.S. dollar.

Research and development expense increased 4.4% to $6,875,000 from $6,586,000. The increase was due primarily to normal wage and salary increases.

During the fourth quarter of fiscal year 1995, the Company's management decided to begin out-sourcing the design and manufacture of the Company's electrochemical products. Accordingly, the Company recorded a one-time pretax charge of $775,000 for the provision to reduce carrying value of electrochemical assets.

Interest income increased to $661,000 from $467,000. The increase was the result of higher average investments and higher interest rates in the current period, along with interest received on federal income tax refunds. The refunds were attributable to research and experimentation tax credits.

The effective income tax rate was 34.0%, compared to 34.8% in 1994.   The
decrease in the effective income tax rate was due primarily to an increase in the research and experimentation tax credit.

Net dollar sales for the Company's European subsidiary increased 6.5% to $14,989,000 from $14,078,000, due primarily to a weaker U.S. dollar. The actual unit sales volume was approximately the same as that of the prior year. The operating income increased 70% to $1,619,000 from $952,000. The increase was due primarily to lower costs for U.S. goods, brought about by the weaker U.S. dollar.

RESULTS OF OPERATIONS:
1994 COMPARED TO 1993

Net sales were a record $100,369,000, an increase of 6.8% over 1993 net sales of $94,001,000. The Company's domestic net sales increased 10.6% due primarily to unit volume increases in most of the Company's major product lines. International net sales decreased 0.8%. The decrease was due primarily to adverse foreign exchange rate changes. Actual international unit sales volume increased 3.3% from the prior year.

Cost of sales increased 6.2% to $49,534,000 from $46,623,000. This cost item, composed of material, labor and product overhead, increased primarily because of unit volume increases. The gross margin was 50.6% of net sales in 1994, compared to 50.4% of net sales in 1993.

Selling, general and administrative expense increased 7.4% to $30,802,000 from $28,685,000. The primary reasons for the increase were higher payroll and payroll-related costs due to normal salary and wage increases, the recognition of approximately $500,000 in costs associated with the previously planned merger with Lawter International, Inc., and costs associated with the increased sales volume. Selling, general and administrative expense as a percent of net sales was 30.7% in 1994 compared to 30.5% in 1993. Without the merger-related costs, selling, general and administrative expense as a percent of net sales for 1994 would have been 30.2%.

Research and development expense increased 14.5% to $6,586,000 from $5,752,000. The increase was due to the Company's ongoing commitment to increase the number of new products it has to offer.

Interest income increased to $467,000 from $427,000. The increase was the result of higher average investments in the current period. Interest expense decreased to $12,000 from $48,000. The decrease was due to the payoff of the debt. The effective income tax rate was 34.8%, compared to 35.3% in 1993. The decrease in the effective income tax rate was due primarily to an increase in the research and experimentation tax credit.

Net dollar sales for the Company's European subsidiary decreased 7% to $14,078,000 from $15,099,000 due primarily to adverse foreign exchange rate changes. Actual unit sales volume increased 2% from the prior year. Operating income fell 55% to $952,000 from $2,139,000. The decrease was primarily due to higher costs for U.S. goods brought about by the stronger U.S. dollar.

CAPITAL RESOURCES AND LIQUIDITY

The Company's liquidity showed continued improvement as reflected by an increase of $7,897,000 or 26% in working capital. Capital resources were strengthened further as reflected by an increase of $8,831,000 or 14% in stockholders' equity. The Company expects to continue to pay cash dividends in the future. Company cash dividends paid in 1995, 1994 and 1993 were $1,935,000, $1,548,000, and $1,454,000, respectively. The Company intends to continue to increase cash dividend payments, provided long-term growth is not jeopardized.

The Company monitors cash flow and capital expenditures in great detail as part of its total budgeting process. During fiscal year 1995 the Company spent approximately $6,450,000 on capital equipment. During fiscal year 1996, the Company expects to spend approximately $6,500,000 on capital equipment-- consisting primarily of production equipment and computer and peripheral equipment to support production, research and development, and administration.

Throughout most of the world, the Company transacts business in U.S. dollars.
In Europe, the Company's foreign subsidiary, Hach Europe, transacts business primarily in Belgium Francs. The change in the cumulative currency translation adjustment in 1995 was due primarily to the weakening of the U.S. dollar against the Belgium Franc.

During the year the Company's Board of Directors authorized the Company to repurchase up to $2,000,000 in value of the Company's common stock. As of April 30, 1995, the Company has repurchased approximately 31,000 shares at an average cost of $14.40 per share. The Company intends to finance its capital projects, working capital needs and stock buy-back through existing cash and cash equivalents, short-term investments and projected cash flow from operations.

HACH COMPANY AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)


EFFECTS OF INFLATION ON THE COMPANY

The Company is affected by inflation to about the same degree as other American companies. The Company sells a great variety of products and has a relatively small order size and short production runs. This causes a higher ratio of support or overhead personnel in the factory, research and selling functions. Thus, the impact of wage increases is somewhat greater than what would be typical. As the rate of inflation has declined in recent years, the impact of inflation on the Company has lessened. However, inflation continues to increase costs to the Company, including the costs of material, labor and overhead.


HACH COMPANY AND SUBSIDIARIES
DESCRIPTION OF BUSINESS

GENERAL NATURE AND SCOPE OF BUSINESS

Hach Company is engaged predominantly in a single industry segment encompassing laboratory instruments, process analyzers and test kits which are used to analyze the chemical content and other properties of water and other aqueous solutions. This segment encompasses the analytical reagents and chemicals manufactured and sold by the Company. The Company manufactures and sells a small amount of chemicals for uses not associated with the Company's analytical systems for water analysis.


Sales by Principal Product Group
(PERCENT OF NET SALES)                             1995         1994        1993
- --------------------------------------------------------------------------------
Analytical Reagents and Chemicals                 31.3%        30.5%       30.4%
Laboratory and Portable Instruments               29.1%        28.9%       29.6%
Continuous Reading Process Analyzers              16.6%        19.3%       17.8%
Portable Test Kits and Replacements               13.7%        12.2%       12.2%
Other                                              9.3%         9.1%       10.0%
- --------------------------------------------------------------------------------
Total                                              100%         100%        100%
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

Analytical reagents and chemicals are manufactured and sold to support the Hach testing systems of laboratory and portable instruments, process analyzers and portable test kits. More stringent water quality standards and a worldwide direction toward better control of processes--exhibited by ISO (International Organization for Standardization) 9000 registration of many industrial companies--drive the demand for the Company's products and their continued use.

Laboratory and portable instruments consist of Hach-manufactured analytical instruments in the following categories: spectrophotometers and colorimeters, turbidimeters, pH and ISE meters, pH electrodes, Ion Selective Electrodes, DO (dissolved oxygen) meters, COD (chemical oxygen demand) apparatus, digestion apparatus, conductivity meters, and precision reagent-dispensing devices. These products are sold to municipal water and wastewater utilities, chemical manufacturers, industrial water conditioning firms and organizations, power utilities, commercial analytical laboratories, and government agencies for the testing and monitoring of controlled impurities in water systems.

Continuous-reading process analyzers consist of Hach-manufactured products in the following categories: colorimetric analyzers, process turbidimeters, pH controllers, and analyzer accessories. These products are sold to municipalities for monitoring and controlling drinking water quality and to ensure that wastewater treatment procedures comply with government regulations. Steam-generating plants, including operations at electrical utilities, petrochemical processors, heavy industry installations, and pulp and paper factories, use the Company's continuous-reading process analyzers for on-line monitoring of cooling-tower and boiler-feedwater quality. The micro-electronics industry uses the Company's trace silica analyzers to monitor ultrapure water systems used in processing electronic components.

Hach offers more than 200 different test kits for 12 different application areas ranging from agriculture to water quality. These portable test kits are recognized worldwide for ease of use, innovative chemistry, field-oriented design and rugged construction. Test kits are sold to municipalities for use in monitoring drinking water distribution systems; to conservation groups to monitor for influences impacting the environment; to educators for use in teaching environmental awareness; to customers monitoring industrial processes; to the water-conditioning industry to use in testing water quality; and to environmental regulatory authorities for use in checking compliance requirements.

No material part of the business of the Company is dependent upon a single product or any customer or a small group of customers.

DISTRIBUTION

Hach Company sells its analytical systems throughout the United States by direct marketing. The Company has Regional Sales Managers located across the country and responsive telemarketing Customer Service Representatives in the Loveland facility selling its products. The Company directly distributes products to customers in the United States through a modern distribution facility in Ames, Iowa.

Independent distributors and sales representatives, who frequently handle complementary and/or competitive product lines, are used to sell and distribute the Company's products to international customers. Customers in Canada are supported directly by a sales and service office in Winnipeg, Manitoba.

Hach Company operates a facility in Namur, Belgium, for marketing and the distribution of its products to the European market. The Namur facility primarily services the Company's European independent distributors and, to a lesser extent, distributors and sales agents in Mediterranean Africa, and the Middle East.

AVAILABILITY OF MATERIALS

The Company has developed close working relationships with many of its key vendors to assure an adequate and continuous supply of materials for the Company's products. There are some unique components that would cause temporary stoppage of specific products if these components were not available. However, since the Company could obtain alternate sources of supply after a reasonable period of time, the temporary stoppage would not have a material adverse effect on the Company.

HACH COMPANY AND SUBSIDIARIES
DESCRIPTION OF BUSINESS (CONTINUED)


COMPETITION

The Company competes domestically with a fairly large number of companies. These companies range in size from a few which are larger than Hach and sell, primarily, laboratory and portable instruments, to numerous smaller companies which sell products competitive with only a few of Hach's products. The Company is not aware of any company which competes with it across the full range of products sold by it or which competes with it in all major product lines.

Different competitive factors are of greater or lesser importance with respect to each of the Company's product lines although, overall, technical sophistication, reliability, quality, relative ease of operation and price probably are most important. The Company believes that it has no competitive disadvantages with respect to any of these factors. In many instances the Company has a competitive advantage due to the relative ease with which individuals without technical backgrounds can use the Company's products to perform analyses. Hach Company's competition in international markets is comparable to its competition in domestic markets. However, the international competition, particularly from Europe, appears to be growing more aggressive and competes across a broader range of products.

RESEARCH

During fiscal 1995, 1994 and 1993, the Company spent $6,875,000, $6,586,000 and
$5,752,000, respectively, on Company-sponsored research and development activities.

PATENTS

The Company owns a number of patents. While the company regards its patents as valuable, it does not consider any of its business materially dependent upon any single patent.

BACKLOG

The dollar amounts of backlogged orders at May 26, 1995 and May 27, 1994 were $4,134,000 and $3,454,000, respectively. During the current fiscal year the Company expects to fill all of the orders which were backlogged at May 26, 1995.

EMPLOYEES

At April 30, 1995, the Company employed approximately 880 people. The Company is not a party to any collective bargaining agreements.

HACH COMPANY AND SUBSIDIARIES
COMMON STOCK PRICE RANGE AND DIVIDENDS

                                                                         CASH
FISCAL                                            SALE                 DIVIDENDS
YEAR        QUARTER                        HIGH            LOW         PER SHARE
- --------------------------------------------------------------------------------
1995        Fourth . . . . . . . . . .     16              14 1/2        .05
            Third. . . . . . . . . . .     15 3/4          12 3/4        .04
            Second . . . . . . . . . .     16              13 1/4        .04
            First. . . . . . . . . . .     16 1/4          13 5/8        .04

1994*       Fourth . . . . . . . . . .     17              14 1/2        .04
            Third. . . . . . . . . . .     17 1/4          13 1/2        .032
            Second . . . . . . . . . .     18              16 1/2        .032
            First. . . . . . . . . . .     21 1/4          14 3/4        .032

*All share and per-share amounts have been restated to give effect to the five-for-four stock split in April 1994.


The Company's Common Stock is traded in the over-the-counter market and is quoted on the National Association of Securities Dealers Automated Quotation System (NASDAQ) under the symbol HACH. The preceding table sets forth the daily high and low last sales prices for the Company's Common Stock for the periods indicated, as reported in the WALL STREET JOURNAL, together with the amounts of dividends paid for the fiscal years ended April 30, 1995 and 1994. These prices represent quotations between dealers in securities, do not include retail markdowns or commissions, and do not necessarily represent "actual transactions." The current quoted price of the stock is listed daily in the WALL STREET JOURNAL in the NASDAQ National Market System section. On April 30, 1995, there were 865 holders of record of the Company's Common Stock.

HACH COMPANY AND SUBSIDIARIES
MANAGEMENT'S REPORT AND REPORT OF INDEPENDENT ACCOUNTANTS


Stockholders of Hach Company:

The information presented in this Annual Report was prepared by your Company's management. The financial statements were prepared in accordance with generally accepted accounting principles applied on a consistent basis. These principles require choices among alternatives and numerous estimates of financial matters. We believe that the accounting principles chosen are appropriate in the circumstances and the estimates and judgments involved in Hach's financial reporting are reasonable and conservative. All other financial and operating data included in this Annual Report are presented to provide information we believe useful to investors.

Management recognizes its responsibility for the integrity and objectivity of the information presented. To meet this responsibility, management maintains a system of internal accounting controls designed to provide reasonable assurance that the financial reports are fairly presented and that our employees comply with our stated policies and procedures, including policies on the ethical conduct of business.

The Audit Committee recommended and the Board of Directors approved the appointment of Coopers & Lybrand L.L.P. as independent auditor for the Company. The Coopers & Lybrand L.L.P. report on the financial statements is presented in this Annual Report.

Audit and related activities of Coopers & Lybrand L.L.P. are conducted throughout the year for the purposes of the annual audit and limited reviews of interim financial statements. The audit of the financial statements is conducted in accordance with generally accepted auditing standards and includes tests of internal controls and accounting records as deemed necessary.

The Audit Committee of the Board of Directors, which is composed solely of outside directors, performs an oversight role relating to Hach's public financial reporting. The Audit Committee meets at least two times a year with management and Coopers & Lybrand L.L.P., both privately and collectively, to discuss internal accounting control and financial reporting matters. Coopers & Lybrand L.L.P. has access to the Audit Committee to discuss any matter.



KATHRYN HACH-DARROW
Chairman of the Board



GARY R. DREHER
Vice President and
Chief Financial Officer


To the Stockholders and Board of Directors of Hach Company:

We have audited the accompanying consolidated balance sheets of Hach Company and Subsidiaries as of April 30, 1995 and 1994, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended April 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hach Company and Subsidiaries as of April 30, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended April 30, 1995, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for income taxes in 1994.



COOPERS & LYBRAND L.L.P.
Denver, Colorado
June 8, 1995

HACH COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED APRIL 30, 1995, 1994 AND 1993
(THOUSANDS OF DOLLARS EXCEPT SHARE DATA)

                                                                                                1995            1994           1993
- ------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                                   $105,269        $100,369        $94,001
Cost of sales                                                                                 51,994          49,534         46,623
- ------------------------------------------------------------------------------------------------------------------------------------
  Gross profit                                                                                53,275          50,835         47,378
Selling, general and administrative expense                                                   32,240          30,802         28,685
Research and development expense                                                               6,875           6,586          5,752
Provision to reduce carrying value of electrochemical assets                                     775              --             --
- ------------------------------------------------------------------------------------------------------------------------------------
  Income from operations                                                                      13,385          13,447         12,941
Interest income                                                                                  661             467            427
Interest expense                                                                                  (1)            (12)           (48)
- ------------------------------------------------------------------------------------------------------------------------------------
  Income before income taxes and cumulative effect of accounting change                       14,045          13,902         13,320
Income tax expense                                                                             4,775           4,842          4,700
- ------------------------------------------------------------------------------------------------------------------------------------
  Income before cumulative effect of accounting change                                         9,270           9,060          8,620
Cumulative effect of change in accounting for income taxes                                        --             448             --
- ------------------------------------------------------------------------------------------------------------------------------------
  Net income                                                                                  $9,270          $9,508         $8,620
- ------------------------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------------------------
Net income per common share:
  Before cumulative effect of accounting change                                                $0.81           $0.80          $0.76
  Cumulative effect of change in accounting for income taxes                                      --            0.04             --
- ------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                     $0.81           $0.84          $0.76
- ------------------------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding                                                       11,385,355      11,385,793     11,361,958
- ------------------------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

HACH COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
APRIL 30, 1995 AND 1994
(THOUSANDS OF DOLLARS EXCEPT SHARE DATA)

                                                                                              1995             1994
- -------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
 Cash and cash equivalents                                                                 $13,050          $ 9,037
 Marketable securities, held to maturity                                                     3,925            1,568
 Accounts receivable, less reserves of $247 and $167, respectively                          16,336           15,943
 Inventories, net                                                                           11,731           11,574
 Deferred tax assets and other current assets                                                4,414            2,357
- -------------------------------------------------------------------------------------------------------------------
 Total current assets                                                                       49,456           40,479
- -------------------------------------------------------------------------------------------------------------------

Property, plant and equipment, at cost:
 Buildings and improvements                                                                 23,387           21,513
 Machinery and equipment                                                                    42,305           38,861
- -------------------------------------------------------------------------------------------------------------------
                                                                                            65,692           60,374
 Less: allowance for depreciation and amortization                                          37,586           32,478
- -------------------------------------------------------------------------------------------------------------------
                                                                                            28,106           27,896
 Land                                                                                        1,022            1,007
- -------------------------------------------------------------------------------------------------------------------
Net property, plant and equipment                                                           29,128           28,903
- -------------------------------------------------------------------------------------------------------------------

Marketable securities, held to maturity                                                      4,385            4,260
Other assets                                                                                 1,289              716
- -------------------------------------------------------------------------------------------------------------------
Total assets                                                                               $84,258          $74,358
- -------------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------------

LIABILITIES
Current liabilities:
 Accounts payable                                                                          $ 2,835          $ 2,450
 Accrued liabilities:
  Compensation                                                                                 381              347
  Compensated absences                                                                       3,487            3,303
  Profit sharing                                                                             2,435            2,547
  Property taxes                                                                               485              270
  Other                                                                                      1,237              863
- -------------------------------------------------------------------------------------------------------------------
  Total current liabilities                                                                 10,860            9,780
- -------------------------------------------------------------------------------------------------------------------
Deferred income taxes                                                                        2,070            2,081
- -------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                           12,930           11,861
- -------------------------------------------------------------------------------------------------------------------
Commitments and contingencies (Note 5)

STOCKHOLDERS' EQUITY
Common stock, $1 par value; authorized 40,000,000 shares; issued 11,622,953 shares          11,623           11,623
Capital contributed in excess of par value of common stock                                     148               31
Retained earnings                                                                           58,425           51,090
Cumulative currency translation adjustment                                                   2,405              497
- -------------------------------------------------------------------------------------------------------------------
                                                                                            72,601           63,241
Less: shares held in treasury, at cost (246,479 in 1995 and 227,687 in 1994)                (1,273)            (744)
- -------------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                                  71,328           62,497
- -------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                                 $84,258          $74,358
- -------------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

HACH COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED APRIL 30, 1995, 1994 AND 1993
(THOUSANDS OF DOLLARS EXCEPT SHARE DATA)

                                               Common           Capital       Retained     Cumulative     Shares held      Total
                                              stock, $1     contributed in    earnings      currency     in treasury,  stockholders'
                                              par value      excess of par                 translation      at cost       equity
                                                               value of                    adjustment
                                                             common stock
- ------------------------------------------------------------------------------------------------------------------------------------
Balance April 30, 1992                        $  9,298         $     0         $38,021        $692           $(710)       $47,301
Net income                                          --              --           8,620          --              --          8,620
Cash dividends, $.128 per share                     --              --          (1,454)         --              --         (1,454)
Stock options exercised, net                        --             143              --          --             (39)           104
Foreign currency
  translation adjustment                            --              --              --          80              --             80
- ------------------------------------------------------------------------------------------------------------------------------------
Balance April 30, 1993                        $  9,298         $   143         $45,187        $772           $(749)       $54,651
Net income                                          --              --           9,508          --              --          9,508
Cash dividends, $.136 per share                     --              --          (1,548)         --              --         (1,548)
Five-for-four stock split                        2,325            (268)         (2,057)         --              --             --
Purchase of treasury
  stock (339 shares), net                           --              --              --          --              (6)            (6)
Stock options exercised, net                        --             156              --          --              11            167
Foreign currency
  translation adjustment                            --              --              --        (275)             --           (275)
- ------------------------------------------------------------------------------------------------------------------------------------
Balance April 30, 1994                         $11,623        $     31         $51,090        $497           $(744)       $62,497
Net income                                          --              --           9,270          --              --          9,270
Cash dividends, $.17 per share                      --              --          (1,935)         --              --         (1,935)
Purchase of treasury
  stock (30,922 shares), net                        --              --              --          --            (445)          (445)
Stock options exercised, net                        --             117              --          --             (84)            33
Foreign currency
  translation adjustment                            --              --              --       1,908              --          1,908
- ------------------------------------------------------------------------------------------------------------------------------------
Balance April 30, 1995                         $11,623         $   148         $58,425      $2,405         $(1,273)       $71,328
- ------------------------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the consolidated financial statements.

HACH COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED APRIL 30, 1995, 1994 AND 1993
(THOUSANDS OF DOLLARS)

                                                                                             1995             1994             1993
- ------------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                                                             $  9,270         $  9,508         $  8,620
  Adjustments to reconcile net income to net
    cash provided by operating activities:
  Depreciation and amortization                                                             5,769            5,704            5,279
  Provision (benefit) for deferred income taxes                                              (559)            (165)             253
  Loss on disposal of equipment                                                               177              112               90
  Provision to reduce carrying value of electrochemical assets                                775               --               --
  (Increase) in accounts receivable                                                          (393)          (1,198)          (1,476)
  (Increase) decrease in inventories                                                         (362)            (841)             371
  (Increase) decrease in deferred tax assets
    and other current assets                                                               (1,509)             877             (509)
  Increase (decrease) in accounts payable                                                     385             (707)            (960)
  Increase (decrease) in accrued liabilities                                                  695              509             (720)
- ------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                                  14,248           13,799           10,948
- ------------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Proceeds from sale of equipment                                                              62               61               65
  Capital expenditures                                                                     (6,445)          (5,553)          (6,591)
  Purchases of investments held-to-maturity                                                (4,723)          (4,514)          (2,780)
  Proceeds from maturities of short-term investments                                        2,241            1,517            1,892
  (Increase) in other assets                                                                 (573)             (92)             (57)
- ------------------------------------------------------------------------------------------------------------------------------------
Net cash used by investing activities                                                      (9,438)          (8,581)          (7,471)
- ------------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Payments on long-term debt                                                                   --             (100)            (450)
  Payments on capital lease obligations                                                        (6)             (14)            (121)
  Dividends paid                                                                           (1,935)          (1,548)          (1,454)
  Purchases of treasury stock                                                                (445)              --               --
  Exercise of stock options                                                                    33              167              104
- ------------------------------------------------------------------------------------------------------------------------------------
Net cash used by financing activities                                                      (2,353)          (1,495)          (1,921)
Effects of exchange rate changes                                                            1,556             (220)              61
- ------------------------------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                                                   4,013            3,503            1,617
Cash and cash equivalents at the beginning of the year                                      9,037            5,534            3,917
- ------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the end of the year                                          $13,050         $  9,037         $  5,534
- ------------------------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------------------------


Supplemental disclosures of cash flow information:
Cash paid during the year for:
  Income taxes                                                                           $  6,422        $   4,283         $  5,133


The accompanying notes are an integral part of the consolidated financial statements.

HACH COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and account balances have been eliminated in consolidation.

Certain amounts in the financial statements for prior years have been reclassified to conform with the current year's presentation.

CASH EQUIVALENTS AND CONCENTRATIONS OF CREDIT RISK
Cash and cash equivalents include currency on hand, demand deposits with banks or other financial institutions, and other highly liquid securities purchased with a maturity of three months or less. Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company places its cash equivalents with high-credit-quality financial institutions.

The Company's concentration of credit risk with respect to accounts receivable is limited due to a large customer base and its geographic dispersion.

INVESTMENTS
The Company uses the amortized cost method of accounting for investments in held-to-maturity debt securities for which it has the positive intent and ability to hold to maturity. Of these securities, $3,925,000 have contracted maturities within one year, and $4,385,000 within one to five years.

INVENTORIES
Inventories are valued at the lower of cost or market. The cost of United States inventories is based on the last-in, first-out (LIFO) method; all other inventories are based on the average cost method.

PROPERTY, PLANT AND EQUIPMENT
The property, plant and equipment are stated at cost. Depreciation and amortization are computed by using the straight-line method based on estimated useful lives of the related assets or the lease term. Estimated useful lives range from three to 30 years.

Maintenance and repairs are charged to expense as incurred while major renewals and improvements are capitalized.

The cost and related allowances for depreciation of assets sold or otherwise disposed of are deducted from the related accounts and resulting gains or losses are reflected in operations.

INCOME TAXES
Effective May 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 (FAS 109) Accounting for Income Taxes. The adoption of FAS 109 changed the Company's method of accounting for income taxes from the deferred method (APB 11) to an asset and liability approach. Previously the Company deferred the past tax effects of timing differences between financial reporting and taxable income. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of those assets and liabilities.

FOREIGN CURRENCY TRANSLATION
Foreign asset and liability accounts are converted into U.S. dollars using the exchange rate in effect at the end of the year, and revenue and expense accounts are converted at the average exchange rate in effect during the year.
Unrealized gains and losses are recognized as an adjustment of stockholders' equity; realized gains and losses are recognized in the statement of income.
The Company's European subsidiary enters into foreign exchange forward contracts in an attempt to mitigate risk of currency fluctuations on a portion of the anticipated inventory purchases to be made from Hach Company. As of April 30, 1995, the Company had several forward contracts to sell Belgium Francs in exchange for $3.5 million, maturing up through November 1995. Gains and losses on these contracts are included in the determination of net income.

REVENUE RECOGNITION
The Company sells a large number of different tangible products and the average size of a customer order is relatively small. Revenue is recognized upon shipment of products to customers. Customers purchasing products from the Company may return the products within a 30-day period if they are not satisfied. Estimated returns are charged against earnings in the period the original sale occurred.

The Company does not warrant products for an extended period of time. Warranty claims historically have been minor. Known warranty claims are accrued in the period they become known.

EARNINGS PER SHARE
Earnings per share are computed using the weighted average number of shares outstanding during each year. Stock options outstanding do not have a material dilutive effect on earnings per share. Shares used in computing per share amounts give a retroactive effect in all periods to the stock splits described in Note 4.

2. INVENTORIES

Components of inventory at April 30 were:

                                                        (THOUSANDS OF DOLLARS)
                                                        1995               1994
- -------------------------------------------------------------------------------
Raw materials and purchased parts                   $  2,832           $  2,846
Work in process                                        1,785              1,492
Finished goods                                         6,635              6,851
Resale                                                   479                385
- -------------------------------------------------------------------------------
Inventories, net                                     $11,731            $11,574
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

Inventory valuation allowances at April 30, 1995, 1994 and 1993 were $505,000, $203,000 and $329,000, respectively.

Management believes the LIFO method, which results in better matching of current costs with current revenues, minimizes inflation-induced inventory profits and thus more clearly reflects the results of operations. The cost of United States inventories stated under the LIFO method for 1995 and 1994 was approximately 80% of the value of total inventories.

For purposes of comparison to companies not utilizing the LIFO method, the following information is presented. If all inventories had been determined using the current replacement cost at April 30, 1995 and 1994, reported inventories would have been $2,667,000 and $2,342,000 higher, respectively. Reported net income would have been $208,000 ($.02 per common share) higher for fiscal 1995, $113,000 ($.01 per common share) lower for fiscal 1994, and $247,000 ($.02 per common share) higher for fiscal year 1993. The impact on reported net income utilizing LIFO, as opposed to the current replacement cost method, has been computed by taking the change from year to year in the difference between the inventory valuation under LIFO and the inventory valuation under current replacement costs and tax affecting such difference by 36% in 1995, 1994 and 1993, the approximate incremental tax rate for each year.

3. INCOME TAXES

The Company adopted the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS 109), as of the beginning of fiscal year 1994. The Company previously accounted for income taxes under APB No. 11. As permitted under the new rules, the Company elected to report the cumulative effect of the change in the method of accounting for its income taxes as of the beginning of the 1994 fiscal year in the consolidated statements of income in lieu of restating prior year financial statements. The cumulative effect of the change was a benefit of $448,000, or $.04 per share.

Income before income tax expense consisted of the following:

                                                   (THOUSANDS OF DOLLARS)
                                             1995           1994            1993
- --------------------------------------------------------------------------------
Income before income taxes:
  Domestic                                $12,352        $12,836         $11,108
  Foreign                                   1,693          1,066           2,212
- --------------------------------------------------------------------------------
                                          $14,045        $13,902         $13,320
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
Income tax expense:
  Current:
    Federal                               $ 4,045        $ 3,819         $ 2,961
    State                                     606            553             448
    Foreign                                   683            406             857
- --------------------------------------------------------------------------------
                                            5,334          4,778           4,266
  Deferred:
    Federal                               $  (496)            27             434
    State                                     (69)             7              --
    Foreign                                     6             30              --
- --------------------------------------------------------------------------------
                                             (559)            64             434

Total                                     $ 4,775        $ 4,842         $ 4,700
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

Components of the 1995 net deferred tax asset and the 1994 net deferred tax liability resulting from differences in book and tax accounting methods are as follows:


Net Deferred Tax Asset and Liability                      (THOUSANDS OF DOLLARS)
                                                             1995          1994
- --------------------------------------------------------------------------------
Deferred tax assets:
  Vacation pay                                              1,055         1,016
  Inventory capitalization                                    484           462
  Write-off of electrochemical assets                         233            --
  Deferred compensation                                       208           152
  Intercompany profits                                        117           141
  Marketable securities                                        75            --
  Inventory reserves                                           61             9
  Employee benefit plans                                       53            --
  Other                                                       114            93
- --------------------------------------------------------------------------------
Total deferred tax assets                                   2,400         1,873

Deferred tax liabilities:
  Accelerated depreciation                               $  1,998      $  2,015
  Foreign deferrals                                            95            89
  Employee benefit plans                                       --            22
- --------------------------------------------------------------------------------
Total deferred tax liabilities                              2,093         2,126
Net deferred tax asset (liability)                       $    307      $   (253)
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
Current deferred income tax asset                           2,377         1,828
Noncurrent deferred income tax liability                 $  2,070      $  2,081
- --------------------------------------------------------------------------------
Net deferred tax asset (liability)                       $    307      $   (253)
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

The Company believes, based upon past earnings and the forecast of future earnings, that as of April 30, 1995 all of the deferred tax assets will be realized. Accordingly, no valuation allowance has been provided.

Components of the provision for deferred income taxes for 1993 (a disclosure required under APB No.11 tax accounting but not under SFAS No. 109 tax accounting) are as follows:


DEFERRED TAX EXPENSE                                      (THOUSANDS OF DOLLARS)
                                                                           1993
- --------------------------------------------------------------------------------
Accelerated depreciation                                                 $  206
Employee benefit plans                                                      100
Inventory reserves                                                           72
Intercompany profits                                                         29
Vacation pay                                                                (95)
Other                                                                       122
- --------------------------------------------------------------------------------
                                                                         $  434
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

Effective tax rates on income before income taxes for the years ended April 30, 1995, 1994 and 1993 were 34%, 35% and 35%, respectively. Differences from applying the statutory Federal corporate income tax rate to income before income taxes are due to the following:

                                                 (THOUSANDS OF DOLLARS)
                                         1995             1994             1993
- --------------------------------------------------------------------------------
Computed statutory expense             $4,775           $4,727           $4,529
State income tax, net                     386              361              296
Prior year's tax accrual adjustment       284               --               --
Difference between U.S.
  statutory rates and foreign
  effective rates                         114               74              105
Foreign sales corporation                 (95)             (90)            (102)
Current year's tax credits, net          (185)            (158)              (6)
Prior year's amended tax
   credits, net                          (418)              --               --
Other, net                                (86)             (72)            (122)

- --------------------------------------------------------------------------------
                                       $4,775           $4,842           $4,700
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

Undistributed earnings intended to be reinvested indefinitely by the foreign subsidiaries totaled $6,500,000 at April 30, 1995. These earnings would become taxable upon the sale or liquidation of the foreign subsidiaries or upon the remittance of dividends. The determination of the deferred tax liability related to these undistributed earnings is not practicable and, accordingly, no U.S. deferred income tax has been recorded.

4. COMMON STOCK

In April 1994, the Company effected a five-for-four stock split in the form of a 25% stock dividend. Capital contributed in excess of par value of common stock and retained earnings has been charged and common stock has been credited for the par value of the 2,324,591 shares issued in connection with the split based upon those outstanding shares at March 18, 1994.

In June 1992, the Company effected a three-for-two stock split in the form of a 50% stock dividend. As of April 30, 1992, capital contributed in excess of par value of common stock and retained earnings has been charged and common stock has been credited for the par value of the 3,099,454 shares issued in connection with the split based upon those outstanding shares at May 14, 1992.

All per-share figures and common stock amounts in the consolidated financial statements and notes to consolidated financial statements have been restated to give effect to these stock splits.

5. EMPLOYEE BENEFITS

The Company has an employee profit-sharing plan covering substantially all regular employees of the Company with the maximum contribution limited to the amount allowable for federal tax purposes. Each year the Company's Board of Directors approves an amount the Company will contribute to the plan. The Company's annual contributions under the Plan were $1,967,000 in 1995; $1,941,000 in 1994 and $1,489,000 in 1993.

The Company has an Employee Stock Ownership Plan (ESOP) which is a noncontributory plan established to acquire shares of the Company's common stock for the benefit of all eligible employees. The Company accounts for the ESOP under Employers' Accounting for Employee Stock Ownership Plans (SOP 93-6). Each year the Company's Board of Directors approves an amount the Company will contribute to the plan. The Company contributions to the Plan were $650,000 in
1995, $649,000 in 1994 and $993,000 in 1993.   ESOP stock purchases are made
from the open market. As of April 30, 1995, all shares in the ESOP plan were allocated to participants.

The Company periodically grants certain officers and key employees incentive stock options to purchase common stock. Under the 1993 Plan, 625,000 shares of the Company's common stock have been reserved for option at a price not less than the market price on the date of grant. Options granted under the plan may not be exercised until one year after the date of grant. Options are exercisable in installments on a cumulative basis beginning in the second year after grant and expiring not later than ten years from the date of grant. At April 30, 1995, a total of 493,750 shares was available for future grants under the 1993 plan. Options outstanding at April 30, 1995 include options granted under the Company's previous stock option plan.

A summary of stock option information follows:


                                    Number of        Price per           Shares
                                       shares            share      exercisable
- --------------------------------------------------------------------------------
April 30, 1992                        110,988            $8.96           23,487
Granted                               118,125            21.80
Exercised                             (23,003)            8.96
Cancelled                                  --               --
- --------------------------------------------------------------------------------
April 30, 1993                        206,110      8.96--21.80           44,235
Granted                               131,250            16.20
Exercised                             (26,713)            8.96
Cancelled                              (7,344)            8.96
- --------------------------------------------------------------------------------
April 30, 1994                        303,303      8.96--21.80           96,632
Granted                                    --               --               --
Exercised                             (25,101)            8.96
Cancelled                                  --               --               --
- --------------------------------------------------------------------------------
April 30, 1995                        278,202    $8.96 - 21.80          152,992
- --------------------------------------------------------------------------------

The Company has employment agreements with seven of its officers which come into effect only upon a change in control of the Company (as defined), and thereafter provide for continued employment of such individuals for a three-year term at an annual compensation rate (aggregate of approximately $2,250,000), and with such employment benefits as in effect at the time of the commencement of the employment period.

On April 24, 1995, the Board of Directors, subject to stockholders' approval at the August 29, 1995 annual meeting, approved the Hach Company Employee Stock Purchase Plan. Under the plan, the Company has reserved and may issue up to an aggregate of 500,000 shares of common stock in semi-annual offerings over a five-year period. Stock will be sold at 85% of fair market value, as defined in the plan.

6. SEGMENT INFORMATION

The Company operates primarily in a single industry segment encompassing laboratory instruments, process analyzers and test kits which analyze the chemical content and other properties of water and other aqueous solutions. This segment also encompasses the chemicals manufactured and sold by the Company, most of which are used with the instruments and test kits manufactured by the Company.

Sales for the Company's European subsidiary are made to European dealers and to customers in the Middle East and Mediterranean Africa in Belgium francs and U.S. dollars, respectively. Payments from the European subsidiary to the U.S. parent are made in U.S. dollars and are subject to the exchange rate in effect at the time of payment. Export transactions made to all other parts of the world by the international staff based in Loveland, Colorado, are conducted primarily in U.S. dollars.

The amount of sales made into the international marketplace is influenced to some degree by the strength of the U.S. dollar against other currencies. Other conditions which to some extent affect the sales of the Company's products in international markets include restrictive tariff and trade policies imposed by foreign countries, and domestic and foreign tax and economic policies.

The following table summarizes certain financial information by geographic segments:

HACH COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


GEOGRAPHIC SEGMENT INFORMATION
(thousands of dollars)                        1995           1994          1993
- --------------------------------------------------------------------------------
Net Sales to Unaffiliated Customers:
  United States:
    Domestic                             $  69,867      $  69,100     $  62,497
- --------------------------------------------------------------------------------
    Export:
      Canada                                 3,951          3,724         3,678
      Asia                                   7,414          6,077         5,874
      Australia/Oceania                      1,212          1,134           828
      Mexico/Central America/Caribbean       2,924          2,804         2,885
      South America                          3,023          2,133         1,809
      Other                                  1,889          1,319         1,331
- --------------------------------------------------------------------------------
                                            20,413         17,191        16,405
- --------------------------------------------------------------------------------
                                            90,280         86,291        78,902
  Europe                                    14,989         14,078        15,099
- --------------------------------------------------------------------------------
                                           105,269        100,369        94,001
- --------------------------------------------------------------------------------
Net Sales to European Subsidiaries:
  United States                              8,310          9,868         8,497
  Eliminations                              (8,310)        (9,868)       (8,497)
- --------------------------------------------------------------------------------
                                         $ 105,269      $ 100,369     $  94,001
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
Income from Operations:
  United States                          $  11,766      $  12,495     $  10,802
  Europe                                     1,619            952         2,139
- --------------------------------------------------------------------------------
                                         $  13,385      $  13,447     $  12,941
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
Identifiable Assets:
  United States                          $  48,795      $  48,383     $  47,276
  Europe                                     8,401          8,036         7,472
- --------------------------------------------------------------------------------
                                            57,196         56,419        54,748
Corporate Assets                            27,062         17,939        12,223
- --------------------------------------------------------------------------------
                                         $  84,258      $  74,358     $  66,971
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

7. UNAUDITED SUMMARY OF QUARTERLY FINANCIAL INFORMATION
   (THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)

                                    First       Second        Third       Fourth
                                  Quarter      Quarter      Quarter      Quarter
- --------------------------------------------------------------------------------

Fiscal Year 1995:
Net sales                         $25,072      $26,082      $25,953      $28,162
Gross profit                       12,761       13,265       13,177       14,072
Net income                          2,250        2,425        2,285       2,310*
  Net income per common share        0.20         0.21         0.20        0.20*
Fiscal Year 1994:
Net sales                         $24,847      $24,773      $23,290      $27,459
Gross profit                       12,488       12,854       11,831       13,662
Net income                          2,793+       2,095        1,825        2,795
  Net income per common share        0.25+        0.18         0.16         0.25

*Includes a one-time pretax charge of $775,000 or $.05 per share after tax for provision to reduce the carrying value of electrochemical assets.
+Includes income of $448,000 or $.04 per share for the cumulative effect of a change in accounting for income taxes.