Form 10-K405, Exhibit 13
period 1996-04-30
HACH CO
filed 1996-07-29
CIK 44764

                              TO OUR FELLOW SHAREHOLDERS

Fiscal year 1996 was an exciting and rewarding year for Hach Company. Not only did we make significant improvements in our financial performance, we also did much to ensure success in the years to come.

Our financial performance was highlighted by all-time records for net sales and net income. For fiscal year 1996, net sales increased 9% to $114,285,000 while net income increased 21% to $11,254,000. The prior year's net income was adversely affected by a one-time charge of approximately $775,000 related to our decision to discontinue the design and manufacture of electrochemical products. Without this charge, fiscal year 1996 net income still increased 15% over the 1995 amount. As a percent of net sales, net income increased to 9.8% in 1996, the highest amount recorded in recent history. The net sales increase was led once again by international sales which increased 15% from the prior year. Sales of our more expensive process instruments rebounded nicely, after a disappointing year in 1995.

To help ensure our success in the years to come we have done several things. First, throughout fiscal year 1996 we spent a great deal of time and effort planning our strategy for the future. We engaged a nationally known strategic analysis firm to assist in the planning process. During this process we learned a great deal about our customers, competitors and the markets we serve. From this planning process we have outlined several strategies we believe will help us attain our long-term goals of consistent double digit sales and income growth and improved shareholder value.

Second, we hired a new Vice-President for Research and Development. Dr.
Kenneth Ogan joined our senior management team in February 1996. Dr. Ogan holds a Ph.D. in Chemistry and has over twenty years of work experience with major international scientific instrument manufacturing companies. His leadership and past experience will benefit this important area of the Company.

Third, we have made a decision to increase our investments in both the Marketing and Research and Development areas. This increased investment will allow us to further our efforts to simplify the technology within our product offerings. In addition, by investing more resources in these areas we believe we can bring more new products to market faster, and thus increase our growth rate.

[BAR CHART]        [BAR CHART]         [BAR CHART]         [BAR CHART]
                                       Income per Share    Sales per
                                       $                   Employee
                                                           ($ thousands)

[PICTURE]

Finally, in fiscal year 1996 we began using two performance measurement tools, Economic Profit and Economic Value Added, to measure the value we are creating for Hach shareholders. Economic Profit is defined as net operating profit after taxes, in excess of a computed capital charge for average operating capital employed. Economic Value Added represents the growth in Economic Profit from year to year. We believe these measurement tools will provide an accurate assessment of our performance. We have prepared a new corporate measures brochure that explains Economic Profit and Economic Value Added as well as two other corporate measures, Customer Value Added and Employee Perception Measure. To obtain a copy of this brochure, see page 28.

As the worldwide demand for quality water continues to grow, we remain confident of our abilities to meet the challenges we face. Through the initiatives we have taken in 1996, we are well positioned to take advantage of these opportunities.

During fiscal year 1996 we continued to focus on making the entire organization more

[BAR CHART]        [BAR CHART]         [BAR CHART]         [BAR CHART]
efficient. Selling, general and administrative expenses increased by only 2% in 1996 while sales increased 9%. Through normal attrition, our workforce decreased by approximately 2% during fiscal year 1996. Sales per employee increased by 10% to $132,200 compared to $120,000 for the previous year.

Our strong financial performance has put us in an enviable cash position. During fiscal year 1996, cash and investment balances grew by more than $9,000,000 to a year-end total in excess of $30,000,000 and we have remained debt free. We continue to explore ways, including acquisitions of complimentary product lines, to use these funds along with the cash we expect to generate in the future.

In November of 1995, the Hach Board of Directors approved a 20% dividend increase, raising our regular quarterly cash dividend to six cents per share. This marks the 15th consecutive year dividends have increased.

We are grateful to the employees of Hach Company for their dedicated service. Without their support and cooperation our success would not be possible. We are confident their continued efforts will translate into increased shareholder value.

Sincerely,


/s/ Kathryn Hach-Darrow
Kathryn Hach-Darrow
Chairman of the Board
and Chief Executive Officer


/s/ Bruce J. Hach
Bruce J. Hach
President
and Chief Operating Officer

HACH COMPANY AND SUBSIDIARIES
COMPARATIVE FINANCIAL DATA--10-YEAR SUMMARY
(THOUSANDS OF DOLLARS EXCEPT RATIO AND SHARE DATA)


SUMMARY OF OPERATIONS   Years ended April 30,     1996           1995         1994           1993           1992          1991
- ----------------------------------------------------------------------------------------------------------------------------------
Net sales:
 United States . . . . . . . . . . . .     $    73,472    $    69,867  $    69,100    $    62,497    $    57,148  $     50,476
 International . . . . . . . . . . . .          40,813         35,402       31,269         31,504         27,591        21,844
- ----------------------------------------------------------------------------------------------------------------------------------
 Worldwide . . . . . . . . . . . . . .         114,285        105,269      100,369         94,001         84,739        72,320

Cost of sales. . . . . . . . . . . . .          57,839         51,994       49,534         46,623         41,938        36,094
Selling, general and administrative
    expense. . . . . . . . . . . . . .          33,000         32,240       30,802         28,685         25,936        22,360
Research and development expense . . .           7,464          6,875        6,586          5,752          4,951         4,372
Provision to reduce carrying value
    of electrochemical assets. . . . .              --            775           --             --             --           --
Interest income. . . . . . . . . . . .           1,324            661          467            427            312          296
Interest expense . . . . . . . . . . .               6              1           12             48            119          177
Income taxes . . . . . . . . . . . . .           6,046          4,775        4,842          4,700          4,357        3,648
Net income . . . . . . . . . . . . . .          11,254          9,270*       9,508+         8,620          7,750        5,965
Per share data:++
 Net income. . . . . . . . . . . . . .            0.99           0.81*        0.84+          0.76           0.68         0.53
 Cash dividends. . . . . . . . . . . .           0.220          0.170        0.136          0.128          0.106        0.090
OTHER DATA
Current ratio. . . . . . . . . . . . .            4.70           4.55         4.14           3.49           2.72         2.79
Working capital. . . . . . . . . . . .     $    41,869    $    38,596  $    30,699    $    25,124    $    20,977  $    17,631
Property, plant and equipment, net . .          29,112         29,128       28,903         29,270         28,094       25,024
Total assets . . . . . . . . . . . . .          93,295         84,258       74,358         66,971         61,619       52,849
Long-term liabilities. . . . . . . . .           1,347          2,070        2,081          2,246          2,104        2,593
Stockholders' equity . . . . . . . . .          78,820         71,328       62,497         54,651         47,301       40,401
Equity per share at year end++ . . . .            6.93           6.27         5.49           4.81           4.17         3.56
Sales per employee . . . . . . . . . .             132            120          112            105             98          .90
Weighted average shares outstanding++.      11,368,126     11,385,355   11,385,793     11,361,958     11,348,444   11,319,723


SUMMARY OF OPERATIONS   Years ended April 30,     1990           1989        1988           1987
- -------------------------------------------------------------------------------------------------
Net sales:
 United States . . . . . . . . . . . .     $    45,645   $    40,598   $    36,056    $   32,0462
 International . . . . . . . . . . . .          17,456        15,253        11,579          9,860
- -------------------------------------------------------------------------------------------------
 Worldwide . . . . . . . . . . . . . .          63,101        55,851        47,635         41,906

Cost of sales. . . . . . . . . . . . .          32,193        27,392        23,698         21,444

Selling, general and administrative
    expense. . . . . . . . . . . . . .          18,912        17,619        15,564         13,848
Research and development expense . . .           3,991         3,519         2,984          2,648
Provision to reduce carrying value
    of electrochemical assets. . . . .              --            --           --             --
Interest income. . . . . . . . . . . .             311           332           313            250
Interest expense . . . . . . . . . . .             244           283           322            367
Income taxes . . . . . . . . . . . . .           3,007         2,815         2,250          1,799
Net income . . . . . . . . . . . . . .           5,065         4,555         3,130          2,050
Per share data++
 Net income. . . . . . . . . . . . . .            0.45          0.40          0.28           0.18
 Cash dividends. . . . . . . . . . . .           0.077         0.065         0.052          0.044

OTHER DATA
Current ratio. . . . . . . . . . . . .            2.89          2.76          3.57           3.19
Working capital. . . . . . . . . . . .     $    16,546   $    14,555   $    15,293    $    12,773
Property, plant and equipment, net . .          21,678        18,221        14,493         13,698
Total assets . . . . . . . . . . . . .          47,217        42,530        37,201         33,826
Long-term liabilities. . . . . . . . .           3,131         3,629         4,259          4,078
Stockholders' equity . . . . . . . . .          35,328        30,610        27,001         23,922
Equity per share at year end++ . . . .            3.12          2.71          2.40           2.13
Sales per employee . . . . . . . . . .              85            82            78             71
Weighted average shares outstanding++.      11,311,315    11,304,776    11,259,349     11,215,338




*Net income for 1995 includes a one-time pretax charge of $775,000 or $.05 per share after tax for the provision to reduce carrying value of electrochemical assets.
+Net income for 1994 includes a benefit of $448,000 or $.04 per share for the cumulative effect of a change in accounting for income taxes.
++All share and per share amounts have been restated to give effect to the five-for-four stock split in April 1994, the three-for-two stock split in June 1992, and the five-for-four stock splits in fiscal 1991, 1990 and 1989. (See
Note 4 to the consolidated financial statements.)


14                              [CENTER SPREAD]                               15

HACH COMPANY AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

RESULTS OF OPERATIONS:
1996 COMPARED TO 1995

Net sales were a record $114,285,000, an increase of 8.6% over 1995 net sales of $105,269,000. The Company's domestic and international net sales increased 5.2% and 15.3% respectively. The domestic increase was due primarily to unit volume increases in most of the Company's major product lines. The international sales increase was due to unit volume increases and, to a lesser degree, a weak U.S. dollar.

Cost of sales increased 11.2% to $57,839,000 from $51,994,000. This cost item, composed of material, labor and product overhead, increased primarily because of unit volume increases. The gross margin was 49.4% and 50.6% of net sales for 1996 and 1995 respectively. The deterioration in gross margin was due to the mix of products sold.

Selling, general and administrative expense increased 2.4% to $33,000,000 from $32,240,000. The increase was due primarily to normal wage and salary increases and costs associated with the increased sales volume.

Research and development expense increased 8.6% to $7,464,000 from $6,875,000.
 The increase was primarily due to normal wage and salary increases and increased emphasis on research and development efforts.

Interest income increased to $1,324,000 from $661,000. The increase was the result of higher average investments in the current period.

The effective income tax rate was 35.0%, compared to 34.0% in 1995. The increase in the effective income tax rate was due primarily to an expiration of the research and experimentation tax credit.

Net dollar sales for the Company's European subsidiary increased 15.4% to $17,290,000 from $14,989,000, due primarily to a weaker U.S. dollar. The actual unit sales volume increased by 5.5% from that of the prior year. The operating income increased 128% to $3,689,000 from $1,619,000. The increase was due primarily to lower cost for U.S. goods, brought about by a weaker U.S. dollar on a weighted average basis in fiscal year 1996 as compared to fiscal year 1995, and lower operating costs resulting from efficiency improvements.

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

Net dollar sales for the Company's European subsidiary increased 6.5% to $14,989,000 from $14,078,000, due primarily to a weaker U.S. dollar. The actual unit sales volume was approximately the same as that of the prior year.
 The operating income increased 70% to $1,619,000 from $952,000. The increase was due primarily to lower costs for U.S. goods, brought about by the weaker U.S. dollar on a weighted average basis in fiscal year 1995 as compared to fiscal year 1994.

CAPITAL RESOURCES AND LIQUIDITY

The Company's liquidity showed continued improvement as reflected by an increase of $3,290,000 or 8.5% in working capital. Capital resources were strengthened further as reflected by an increase of $7,492,000 or 10.5% in stockholders' equity. The Company expects to continue to pay cash dividends in the future. Company cash dividends paid in 1996, 1995 and 1994 were $2,502,000, $1,935,000 and $1,548,000, respectively. The Company intends to continue to increase cash dividend payments, provided long-term growth is not jeopardized.

The Company monitors cash flow and capital expenditures in great detail as part of its total budgeting process. During fiscal year 1996, the Company spent approximately $6,490,000 on capital equipment. During fiscal year 1997, the Company expects to spend approximately $6,500,000 on capital equipment -- consisting primarily of production equipment and computer and peripheral equipment to support production, research and development and administration.

Throughout most of the world, the Company transacts business in U.S. dollars. In Europe, the Company's foreign subsidiary, Hach Europe, transacts business primarily in Belgium francs. The change in the cumulative currency translation adjustment in fiscal year 1996 was due primarily to a stronger U.S. dollar at April 30, 1996, compared to April 30, 1995.

During the fiscal year 1995, the Company's Board of Directors authorized the Company to repurchase up to $2,000,000 in value of the Company's common stock.
 As of April 30, 1996, the Company has repurchased approximately 78,600 shares at an average cost of $15.00 per share. The Company intends to finance its capital projects, working capital needs and stock buy-back through existing cash and cash equivalents, short-term investments and projected cash flow from operations.

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

SALES BY PRINCIPAL PRODUCT GROUP
(percent of net sales)                  1996      1995      1994
- -----------------------------------------------------------------
- -----------------------------------------------------------------
Analytical Reagents and Chemicals      30.9%     31.3%     30.5%
Laboratory and Portable Instruments    29.7%     29.1%     28.9%
Continuous Reading Process Analyzers   16.8%     16.6%     19.3%
Portable Test Kits and Replacements    13.2%     13.7%     12.2%
Other                                   9.4%      9.3%      9.1%
- -----------------------------------------------------------------
- -----------------------------------------------------------------
Total                                   100%      100%      100%
- -----------------------------------------------------------------
- -----------------------------------------------------------------

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

Laboratory and portable instruments consist of Hach-manufactured analytical instruments in the following categories: spectrophotometers and colorimeters, turbidimeters, Ion Selective Electrodes, COD (chemical oxygen demand) apparatus, digestion apparatus, and precision reagent-dispensing devices. These products are sold to municipal water and wastewater utilities, chemical manufacturers, industrial water conditioning firms and organizations, power utilities, commercial analytical laboratories, and government agencies for the testing and monitoring of controlled impurities in water systems.

Continuous-reading process analyzers consist of Hach-manufactured products in the following categories: colorimetric analyzers, process turbidimeters, pH controllers, and analyzer accessories. These products are sold to municipalities for monitoring and controlling drinking water quality and to ensure that wastewater treatment procedures comply with government regulations. Steam-generating plants, including operations at electrical utilities, petrochemical processors, heavy industry installations, and pulp and paper factories, use the Company's continuous-reading process analyzers for on-line monitoring of cooling-tower and boiler-feedwater quality. The microelectronics industry uses the Company's trace silica analyzers to monitor ultrapure water systems used in processing electronic components.

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

Hach Company operates a facility in Namur, Belgium, for the marketing and distribution of its products to the European market. The Namur facility primarily services the Company's European independent distributors and, to a lesser extent, distributors and sales agents in Mediterranean Africa, and the Middle East.

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

RESEARCH

During fiscal 1996, 1995 and 1994, the Company spent $7,464,000, $6,875,000, and $6,586,000, respectively, on Company-sponsored research and development activities.

PATENTS

The Company owns a number of patents. While the company regards its patents as valuable, it does not consider any of its business materially dependent upon any single patent.

BACKLOG

The dollar amounts of backlogged orders at May 24, 1996 and May 26, 1995 were $4,227,000 and $4,134,000, respectively. During the current fiscal year the Company expects to fill all of the orders which were backlogged at May 24, 1996.

EMPLOYEES

At April 30, 1996, the Company employed approximately 865 people. The Company is not a party to any collective bargaining agreements.

HACH COMPANY AND SUBSIDIARIES
COMMON STOCK PRICE RANGE AND DIVIDENDS


                                                            Cash
Fiscal                                   Sale             Dividends
Year          Quarter             High         Low        Per Share
- -------------------------------------------------------------------
1996          Fourth . . . .      17 3/4       16 1/4      .06
              Third. . . . .      17 1/2       15          .06
              Second . . . .      20 3/8       12 3/4      .05
              First. . . . .      16           12 3/4      .05

1995          Fourth . . . .      16           14 1/2      .05
              Third. . . . .      15 3/4       12 3/4      .04
              Second . . . .      16           13 1/4      .04
              First. . . . .      16 1/4       13 5/8      .04

*All share and per-share amounts have been restated to give effect to the five-for-four stock split in April 1994.


The company's common stock trades on the Nasdaq Stock Market under the symbol HACH. The preceding table sets for the daily high and low last sales prices for the company's common stock for the periods indicated, as reported in the WALL STREET JOURNAL, together with the amounts of dividends paid for the fiscal years ended April 30, 1996 and 1995. These prices represent quotations between dealers in securities, do not include retail markdowns or commissions and do not necessarily represent actual transactions. The current quoted price of the stock is listed daily in the WALL STREET JOURNAL in the Nasdaq National Market System section. On April 30, 1996 there were 833 holders of record of the Company's Common Stock.

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


GARY R.DREHER
Vice President and
Chief Financial Officer

To the Stockholders and Board of Directors of Hach Company:

We have audited the accompanying consolidated balance sheets of Hach Company and Subsidiaries as of April 30, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended April 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hach Company and Subsidiaries as of April 30, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended April 30, 1996, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for income taxes in 1994.

COOPERS & LYBRAND L.L.P.
Denver, Colorado
June 7, 1996

HACH COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED APRIL 30, 1996, 1995 AND 1994
(THOUSANDS OF DOLLARS EXCEPT SHARE DATA)



                                                       1996           1995           1994
- ------------------------------------------------------------------------------------------

Net sales                                          $114,285       $105,269       $100,369
Cost of sales                                        57,839         51,994         49,534
- ------------------------------------------------------------------------------------------
  Gross profit                                       56,446         53,275         50,835
Selling, general and administrative expense          33,000         32,240         30,802
Research and development expense                      7,464          6,875          6,586
Provision to reduce carrying value of
     electrochemical assets                             ---            775            ---
- ------------------------------------------------------------------------------------------
  Income from operations                             15,982         13,385         13,447
Interest income                                       1,324            661            467
Interest expense                                         (6)            (1)           (12)
- ------------------------------------------------------------------------------------------
  Income before income taxes and cumulative
     effect of accounting change                     17,300         14,045         13,902
Income tax expense                                    6,046          4,775          4,842
- ------------------------------------------------------------------------------------------
  Income before cumulative effect of
     accounting change                               11,254          9,270          9,060
Cumulative effect of change in accounting for
     income taxes                                       ---            ---            448
- ------------------------------------------------------------------------------------------
  Net income                                        $11,254       $  9,270       $  9,508
- ------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------
Net income per common share:
 Before cumulative effect of accounting change      $  0.99       $   0.81       $   0.80
 Cumulative effect of change in accounting for
     income taxes                                       ---            ---           0.04
- ------------------------------------------------------------------------------------------
 Net income                                         $  0.99       $   0.81       $   0.84
- ------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------
Weighted average shares outstanding              11,368,126     11,385,355     11,385,793
- ------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------



The accompanying notes are an integral part of the consolidated financial statements.

HACH COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
APRIL 30, 1996 AND 1995
(THOUSANDS OF DOLLARS EXCEPT SHARE DATA)


                                                                                            1996         1995
- --------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
 Cash and cash equivalents                                                               $ 8,487     $ 13,050
 Marketable securities, held to maturity                                                  12,804        3,925
 Accounts receivable, less reserves of $248 and $247, respectively                        15,846       16,336
 Inventories, net                                                                         12,769       11,731
 Deferred tax assets and other current assets                                              3,277        4,414
- --------------------------------------------------------------------------------------------------------------
 Total current assets                                                                     53,183       49,456
- --------------------------------------------------------------------------------------------------------------

Property, plant and equipment, at cost:
 Buildings and improvements                                                               23,557       23,387
 Machinery and equipment                                                                  43,129       42,305
- --------------------------------------------------------------------------------------------------------------
                                                                                          66,686       65,692
 Less: allowance for depreciation and amortization                                        38,571       37,586
- --------------------------------------------------------------------------------------------------------------
                                                                                          28,115       28,106
 Land                                                                                        997        1,022
- --------------------------------------------------------------------------------------------------------------
Net property, plant and equipment                                                         29,112       29,128
- --------------------------------------------------------------------------------------------------------------

Marketable securities, held to maturity                                                    9,316        4,385
Other assets                                                                               1,684        1,289
- --------------------------------------------------------------------------------------------------------------
Total assets                                                                             $93,295      $84,258
- --------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------

LIABILITIES
Current liabilities:
 Accounts payable                                                                        $ 2,826      $ 2,835
 Accrued liabilities:
  Compensation                                                                               731          381
  Compensated absences                                                                     3,500        3,487
  Profit sharing                                                                           3,069        2,435
  Property taxes                                                                             487          485
  Other                                                                                      701          989
- --------------------------------------------------------------------------------------------------------------
  Total current liabilities                                                               11,314       10,612
- --------------------------------------------------------------------------------------------------------------
Long term liabilities                                                                      1,347          248
Deferred income taxes                                                                      1,814        2,070
- --------------------------------------------------------------------------------------------------------------
Total liabilities                                                                         14,475       12,930
- --------------------------------------------------------------------------------------------------------------
Commitments and contingencies (Note 5)

STOCKHOLDERS' EQUITY
Common stock, $1 par value; authorized 40,000,000 shares; issued 11,622,953 shares        11,623       11,623
Capital contributed in excess of par value of common stock                                   316          148
Retained earnings                                                                         67,177       58,425
Cumulative currency translation adjustment                                                 1,636        2,405
- --------------------------------------------------------------------------------------------------------------
                                                                                          80,752       72,601
Less: shares held in treasury, at cost (258,881 in 1996 and 246,479 in 1995)              (1,932)      (1,273)
- --------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                                78,820       71,328
- --------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                               $93,295      $84,258
- --------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the consolidated financial statements.

HACH COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED APRIL 30, 1996, 1995 AND 1994
(THOUSANDS OF DOLLARS EXCEPT SHARE DATA)


                                      Common           Capital         Retained      Cumulative       Shares held         Total
                                    stock, $1      contributed in      earnings       currency             in          stockholders'
                                    par value       excess of par                    translation       treasury,          equity
                                                       value of                      adjustment         at cost
                                                    common stock

- ------------------------------------------------------------------------------------------------------------------------------------
Balance April 30, 1993                $ 9,298         $  143            $45,187         $772            $(749)            $54,651
Net income                                ---            ---              9,508          ---              ---               9,508
Cash dividends, $.136 per share           ---            ---             (1,548)         ---              ---              (1,548)
Five-for-four stock split               2,325          (268)             (2,057)         ---              ---                 ---
Stock options exercised                   ---            156                ---          ---                5                 161
Foreign currency
 translation adjustment                   ---            ---                ---         (275)             ---                (275)
- ------------------------------------------------------------------------------------------------------------------------------------
Balance April 30, 1994                $11,623         $   31            $51,090         $497            $(744)            $62,497
Net income                                ---            ---              9,270          ---              ---               9,270
Cash dividends, $.17 per share            ---            ---             (1,935)         ---              ---              (1,935)
Purchase of treasury
 stock (30,922 shares), net               ---            ---                ---          ---             (445)               (445)
Stock options exercised                   ---            117                ---          ---              (84)                 33
Foreign currency
 translation adjustment                   ---            ---                ---        1,908              ---               1,908
- ------------------------------------------------------------------------------------------------------------------------------------
Balance April 30, 1995                $11,623         $  148            $58,425       $2,405          $(1,273)            $71,328
Net income                                ---            ---             11,254          ---              ---              11,254
Cash dividends, $.22 per share            ---            ---             (2,502)         ---              ---              (2,502)
Purchase of treasury
 stock (47,638 shares)                    ---            ---                ---          ---             (736)               (736)
Stock options exercised, net              ---            168                ---          ---               77                 245
Foreign currency
 translation adjustment                   ---            ---                ---         (769)             ---                (769)
- ------------------------------------------------------------------------------------------------------------------------------------
Balance April 30, 1996                $11,623         $  316            $67,177       $1,636          $(1,932)            $78,820
- ------------------------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the consolidated financial statements.

HACH COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED APRIL 30, 1996, 1995 AND 1994
(THOUSANDS OF DOLLARS)



                                                       1996           1995           1994
- -------------------------------------------------------------------------------------------------


Cash flows from operating activities:
 Net income                                                $ 11,254        $ 9,270        $ 9,508
 Adjustments to reconcile net income to net
  cash provided by operating activities:
 Depreciation and amortization                                6,049          5,769          5,704
 Benefit for deferred income taxes                             (277)          (559)          (165)
 Loss on disposal of equipment                                   63            177            112
 Provision to reduce carrying value of
 electrochemical assets                                          --            775             --
 (Increase) decrease in accounts receivable                     490           (393)        (1,198)
 (Increase) in inventories                                   (1,038)          (362)          (841)
 (Increase) decrease in deferred tax assets
  and other current assets                                    1,158         (1,509)           877
 Increase (decrease) in accounts payable                         (9)           385           (707)
 Increase in accrued liabilities                              1,810            695            509
- -------------------------------------------------------------------------------------------------
Net cash provided by operating activities                    19,500         14,248         13,799
- -------------------------------------------------------------------------------------------------
Cash flows from investing activities:
 Proceeds from sale of equipment                                271             62             61
 Capital expenditures                                        (6,488)        (6,445)        (5,553)
 Purchases of investments held-to-maturity                  (23,397)        (4,723)        (4,514)
 Proceeds from maturities of short-term investments           9,587          2,241          1,517
 (Increase) in other assets                                    (395)          (573)           (92)
- -------------------------------------------------------------------------------------------------
Net cash used by investing activities                       (20,422)        (9,438)        (8,581)
- -------------------------------------------------------------------------------------------------
Cash flows from financing activities:
 Payments on long-term debt                                      --            ---           (100)
 Payments on capital lease obligations                           (6)            (6)           (14)
 Dividends paid                                              (2,502)        (1,935)        (1,548)
 Purchases of treasury stock                                   (736)          (445)             --
 Exercise of stock options                                      245             33            167
- -------------------------------------------------------------------------------------------------
Net cash used by financing activities                        (2,999)        (2,353)        (1,495)
Effects of exchange rate changes                               (642)         1,556           (220)
- -------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and
  cash equivalents                                           (4,563)         4,013          3,503
Cash and cash equivalents at the
  beginning of the year                                      13,050          9,037          5,534
- -------------------------------------------------------------------------------------------------
Cash and cash equivalents at the end of the year           $  8,487        $13,050       $  9,037
- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------
Supplemental disclosures of cash flow information:
Cash paid during the year for:
 Income taxes                                              $  5,028       $  6,422       $  4,283




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

CASH EQUIVALENTS AND CONCENTRATIONS OF CREDIT RISK

Cash and cash equivalents include currency on hand, demand deposits with banks or other financial institutions, and other highly liquid securities purchased with a maturity of three months or less. Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company places its cash and cash equivalents with high-credit-quality financial institutions. At times, these deposits may exceed federally insured limits. The Company has not experienced any losses in such accounts.

The Company's concentration of credit risk with respect to accounts receivable is limited due to a large customer base and its geographic dispersion.

INVESTMENTS

In December 1991, the Financial Accounting Standards Board (FASB) issued SFAS No. 107, "Disclosures about Fair-Value of Financial Instruments." This accounting standard, which the Company adopted in fiscal year 1996, requires companies to disclose the fair value of certain financial instruments, as well as the methods and assumptions used to estimate fair value. The Company uses the amortized cost method of accounting for investments in held-to-maturity debt securities for which it has the positive intent and ability to hold to maturity. Of these securities, $12,804,000 have contracted maturities within one year, and $9,316,000 within one to five years. The carrying amount of these securities approximated the fair value at April 30, 1996.

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

INCOME TAXES

Effective May 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 (FAS 109) Accounting for Income Taxes. The adoption of FAS109 changed the Company's method of accounting for income taxes from the deferred method (APB 11)to an asset and liability approach. Previously the Company deferred the past tax effects of timing differences between financial reporting and taxable income. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of those assets and liabilities.

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

The Company's European subsidiary enters into foreign exchange forward contracts in an attempt to mitigate risk of currency fluctuations on a portion of the anticipated inventory purchases to be made from Hach Company. As of April 30, 1995, the Company had several forward contracts to sell Belgium francs in exchange for $3.5 million, which matured up through November 1995. Gains and losses on these contracts are included in the determination of net income. As of April 30, 1996, the Company had no forward contracts to sell Belgium francs.

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

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates.

2. INVENTORIES

Components of inventory at April 30 were:
                                                      (THOUSANDS OF DOLLARS)
                                                    1996               1995
- ---------------------------------------------------------------------------
Raw materials and purchased parts                 $2,977            $ 3,311
Work in process                                    2,030              1,785
Finished goods                                     7,762              6,635
- ---------------------------------------------------------------------------
Inventories, net                                 $12,769            $11,731
- ---------------------------------------------------------------------------
- ---------------------------------------------------------------------------

Inventory Valuation Allowances at April 30, 1996, 1995 and 1994 were $188,000, $505,000 and $203,000 respectively.

Management believes the LIFO method, which results in better matching of current costs with current revenues, minimizes inflation-induced inventory profits and thus more clearly reflects the results of operations. The cost of United States inventories stated under the LIFO method for 1996 and 1995 was approximately 80% of total inventories.

For purposes of comparison to companies not utilizing the LIFO method, the following information is presented. If all inventories had been determined using the current replacement cost at April 30, 1996 and 1995, reported inventories would have been $2,819,000 and $2,667,000 higher, respectively. Reported net income would have been $94,000 ($.01 per common share) higher for fiscal 1996, $208,000 ($.02 per common share) higher for fiscal 1995, and $113,000 ($.01 per common share) lower for fiscal year 1994. The impact on reported net income utilizing LIFO, as opposed to the current replacement cost method, has been computed by taking the change from year to year in the difference between the inventory valuation under LIFO and the inventory valuation under current replacement costs and tax affecting such difference by 38% in 1996, and 36% for 1995, and 1994, the approximate incremental tax rate for each year.

3. INCOME TAXES

Income before income tax expense consisted of the following:

                                                      (THOUSANDS OF DOLLARS)
                                        1996             1995             1994
- --------------------------------------------------------------------------------
Income before income taxes:
 Domestic                            $13,386          $12,352          $12,836
 Foreign                               3,914            1,693            1,066
- --------------------------------------------------------------------------------
                                     $17,300          $14,045          $13,902
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
Income tax expense:
 Current:
  Federal                            $ 4,122          $ 4,045          $ 3,819
  State                                  631              606              553
  Foreign                              1,570              683              406
- --------------------------------------------------------------------------------
                                       6,323            5,334            4,778

 Deferred:
  Federal                            $  (227)            (496)              27
  State                                  (46)             (69)               7
  Foreign                                 (4)               6               30
- --------------------------------------------------------------------------------
                                        (277)            (559)              64
Total                                $ 6,046          $ 4,775          $ 4,842
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

Components of the 1996 and the 1995 net deferred tax assets and the 1994 net deferred tax liability resulting from differences in book and tax accounting methods are as follows:

NET DEFERRED TAX ASSET AND LIABILITY                (THOUSANDS OF DOLLARS)
                                               1996          1995          1994
- --------------------------------------------------------------------------------
Deferred tax assets:
 Vacation pay                                 1,087         1,055         1,016
 Inventory capitalization                       527           484           462
 Write-off of electrochemical assets            ---           233           ---
 Deferred compensation                          376           208           152
 Intercompany profits                           120           117           141
 Marketable securities                          108            75           ---
 Employee benefit plans                          83            53           ---
 Other                                          122           175           102
- --------------------------------------------------------------------------------
Total deferred tax assets                     2,423         2,400         1,873

Deferred tax liabilities:
 Accelerated depreciation                   $ 1,749       $ 1,998       $ 2,015
 Foreign deferrals                               91            95            89
 Employee benefit plans                         ---           ---            22
- --------------------------------------------------------------------------------
Total deferred tax liabilities                1,840         2,093         2,126
Net deferred tax asset (liability)          $   583       $   307       $  (253)
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

Current deferred income tax asset             2,397         2,377         1,828
Noncurrent deferred income tax liability      1,814       $ 2,070       $ 2,081
- --------------------------------------------------------------------------------
Net deferred tax asset (liability)          $   583       $   307       $  (253)
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

The Company believes, based upon past earnings, that all of the deferred tax assets will be realized. Accordingly, no valuation allowance has been provided.

Effective tax rates on income before income taxes for the years ended
April 30, 1996, 1995 and 1994 were 35%, 34% and 35%, respectively.  The effective income tax rate for the years ended April 30 varies from the statutory Federal income tax rate as follows:
                                                    (THOUSANDS OF DOLLARS)
                                               1996          1995          1994
- --------------------------------------------------------------------------------
Computed statutory expense                   $5,882        $4,775        $4,727
State income tax, net                           443           386           361
Prior year's tax accrual adjustment             ---           284           ---
Difference between U.S.
 statutory rates and foreign
 effective rates                                235           114            74
Foreign sales corporation                      (136)          (95)          (90)
Tax credits, net                               (306)         (185)         (158)
Prior year's amended tax
 credits, net                                   ---          (418)          ---
Other, net                                      (72)          (86)          (72)
- --------------------------------------------------------------------------------
                                          $6,046           $4,775        $4,842
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

Undistributed earnings intended to be reinvested indefinitely by the foreign subsidiaries totaled $6,825,000 at April 30, 1996. These earnings would become taxable upon the sale or liquidation of the foreign subsidiaries or upon the remittance of dividends. The determination of the deferred tax liability related to these undistributed earnings is not practicable and, accordingly, no U.S. deferred income tax has been recorded.

HACH COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4. COMMON STOCK

In April 1994, the Company effected a five-for-four stock split in the form of a 25% stock dividend. Capital contributed in excess of par value of common stock and retained earnings has been charged and common stock has been credited for the par value of the 2,324,591 shares issued in connection with the split based upon those outstanding shares at March 18, 1994.

5. EMPLOYEE BENEFITS

EMPLOYEE PROFIT SHARING AND SAVINGS PLANS

The Company has an employee profit-sharing plan covering substantially all regular employees of the Company with the maximum contribution limited to the amount allowable for federal tax purposes. Each year the Company's Board of Directors approves an amount the Company will contribute to the plan. The Company has a savings plan which qualifies under Section 401(k) of the Internal Revenue Code. Eligible employees may contribute from 1% to 10% of their income on a pretax basis to this savings plan. The Company matches 50% of the first 4% of the employee's contribution. The Company's annual contributions under these Plans were $2,385,000 in 1996, $1,967,000 in 1995, and $1,941,000 in 1994.

EMPLOYEE STOCK OWNERSHIP PLAN

The Company has an Employee Stock Ownership Plan (ESOP) which is a noncontributory plan established to acquire shares of the Company's common stock for the benefit of all eligible employees. The Company accounts for the ESOP under Employers' Accounting for Employee Stock Ownership Plans (SOP 93-6). Each year the Company's Board of Directors approves an amount the Company will contribute to the plan. The Company contributions to the Plan were $829,000 in 1996, $650,000 in 1995, and $649,000 in 1994. ESOP stock purchases are made from the open market. As of April 30, 1996, all shares in the ESOP plan were allocated to participants.

STOCK OPTION PLANS
The Company has two active stock option plans. Under the 1993 Stock Option Plan the Company periodically grants certain officers and key employees incentive stock options to purchase common stock. A total of 625,000 shares of the Company's common stock have been reserved for option at a price not less than the market price on the date of grant. Options granted under the plan may not be exercised until one year after the date of grant. Options are exercisable in installments on a cumulative basis beginning in the second year after grant and expiring not later than ten years from the date of grant. At
April 30, 1996, a total of 278,750 shares was available for future grants under the 1993 plan.

On November 21, 1995, the Board of Directors, subject to stockholders' approval at the August 27, 1996 annual meeting, approved the 1995 Non-Employee Director Stock Plan. Under the 1995 Plan, 150,000 shares of the Company's common stock have been reserved for option. The option price per share is equal to the fair market value of a company share on the date of grant. The term of each option may not exceed ten years, and an option first becomes exercisable six months after the option grant date.

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," in October 1995. This statement, which is required to be adopted in fiscal year 1997, introduces a fair-value based method of accounting for stock-based compensation. The Company has not yet adopted this statement, and has not yet determined the impact it may have on the Company's financial statements or on the financial statement disclosures.

A summary of stock option information follows:

                                       Number of       Price per          Shares
                                          shares           share     exercisable
- --------------------------------------------------------------------------------
April 30, 1993                           206,110     $8.96-21.80          44,235
Granted                                  131,250           16.20             ---
Exercised                                (26,713)           8.96             ---
Cancelled                                (7,344)            8.96             ---
- --------------------------------------------------------------------------------
April 30, 1994                           303,303      8.96-21.80          96,632
Granted                                      ---             ---             ---
Exercised                                (25,101)           8.96             ---
Cancelled                                    ---             ---             ---
- --------------------------------------------------------------------------------
April 30, 1995                           278,202      8.96-21.80         152,992
Granted                                  245,000    16.125-16.75             ---
Exercised                                (33,827)           8.96             ---
Cancelled                                (20,000)    16.20-21.80             ---
- --------------------------------------------------------------------------------
April 30, 1996                           469,375    16.125-21.80         183,962
- --------------------------------------------------------------------------------

EMPLOYEE STOCK PURCHASE PLAN

The Company has an employee stock purchase plan for all eligible employees. Under the plan, shares of the Company's common stock may be purchased at six-month intervals at 85% of the lower of the fair market value on the first or the last day of each six-month period. Employees may purchase shares having a value not exceeding 10% of their gross compensation during an offering period. During 1996, employees purchased 13,510 shares at a price of $11.47 per share. At April 30, 1996, 486,490 shares were reserved for future issuance.

DEFERRED COMPENSATION PLAN

The Company has a Deferred Compensation Plan which permits eligible employees to defer a portion of their compensation. The deferred compensation, together with a Company contribution and accumulated earnings is accrued but unfunded. At April 30, 1996 the liability for the deferred compensation is $1,087,000 and is included with long-term liabilities.

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

The table below summarizes certain financial information by geographic segments:



GEOGRAPHIC SEGMENT INFORMATION (THOUSANDS OF DOLLARS)                    1996                  1995                  1994
- ------------------------------------------------------------------------------------------------------------------------------
Net Sales to Unaffiliated Customers:
 United States:
 Domestic                                                            $ 73,472              $ 69,867              $ 69,100
- ------------------------------------------------------------------------------------------------------------------------------
  Export:
   Canada                                                               4,840                 3,951                 3,724
   Asia                                                                 9,388                 7,414                 6,077
   Australia/Oceania                                                    1,496                 1,212                 1,134
   Mexico/Central America/Caribbean                                     2,738                 2,924                 2,804
   South America                                                        3,313                 3,023                 2,133
   Other                                                                1,748                 1,889                 1,319
- ------------------------------------------------------------------------------------------------------------------------------
                                                                       23,523                20,413                17,191
- ------------------------------------------------------------------------------------------------------------------------------
                                                                       96,995                90,280                86,291
 Europe                                                                17,290                14,989                14,078
- ------------------------------------------------------------------------------------------------------------------------------
                                                                      114,285               105,269               100,369
- ------------------------------------------------------------------------------------------------------------------------------
Net Sales to European Subsidiaries:
 United States                                                         10,140                 8,310                 9,868
 Eliminations                                                         (10,140)               (8,310)               (9,868)
- ------------------------------------------------------------------------------------------------------------------------------
                                                                     $114,285              $105,269              $100,369
- ------------------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------------------
Income from Operations:
 United States                                                       $ 12,293              $ 11,766              $ 12,495
 Europe                                                                 3,689                 1,619                   952
- ------------------------------------------------------------------------------------------------------------------------------
                                                                     $ 15,982              $ 13,385              $ 13,447
- ------------------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------------------
Identifiable Assets:
 United States                                                       $ 49,384              $ 48,795              $ 48,383
 Europe                                                                 8,342                 8,401                 8,036
- ------------------------------------------------------------------------------------------------------------------------------
                                                                       57,726                57,196                56,419
Corporate Assets                                                       35,569                27,062                17,939
- ------------------------------------------------------------------------------------------------------------------------------
                                                                     $ 93,295              $ 84,258              $ 74,358
- ------------------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------------------



7. UNAUDITED SUMMARY OF QUARTERLY FINANCIAL INFORMATION
    (THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)


                                                  First           Second            Third           Fourth
                                                Quarter          Quarter          Quarter          Quarter
- -----------------------------------------------------------------------------------------------------------
Fiscal Year 1996:
Net sales                                       $27,188          $28,717          $27,999          $30,381
Gross profit                                     13,750           14,370           13,737           14,589
Net income                                        2,610            2,940            2,750            2,954
 Net income per common share                       0.23             0.26             0.24             0.26
Fiscal Year 1995:
Net sales                                       $25,072          $26,082          $25,953          $28,162
Gross profit                                     12,761           13,265           13,177           14,072
Net income                                        2,250            2,425            2,285            2,310*
 Net income per common share                       0.20             0.21             0.20             0.20*


*Includes a one-time pretax charge of $775,000 or $.05 per share after tax for provision to reduce the carrying value of electrochemical assets.