Form 10-K, Exhibit 13
period 1997-04-30
HACH CO
filed 1997-07-29
CIK 44764

                              TO OUR FELLOW SHAREHOLDERS


We are pleased to report another successful year at Hach with all time record results for net sales, net income, cash flow and economic value added. Beyond the financial results, a number of other significant events took place. First, our increased investments in research and development over the past two years have provided a number of new products that were introduced late in fiscal year 1997 and should contribute to sales growth in 1998 and beyond. Second, our ongoing efforts to enhance competitiveness and quality continue to show progress. Third, our Board of Directors approved a proposal to amend the Company's Certificate of Incorporation to create a new, non-voting class of stock. Fourth, subsequent to our fiscal year end, we purchased all Hach Company stock which was owned by Lawter International. And finally, 1997 marks our fiftieth year in business.

FINANCIAL RESULTS

Net sales reached a record $121,480,000, 6% ahead of 1996 sales of $114,285,000. Once again international sales led the way, increasing 7% despite a strong United States dollar. Although sales measured in Belgium Francs increased, the strong dollar had the effect of reducing 1997 European sales by $1,300,000 when compared to 1996. International sales outside of Europe increased 16% due to volume increases in all of the Company's major product lines. Net income rose 11% to $12,495,000 and earnings per share increased to $1.10. Operating cash flow increased $896,000 to a record $20,396,000. Economic Profit increased to $4,367,000 from $2,871,000 in
1996, thus yielding Economic Value Added of $1,496,000 for 1997. Economic Profit is defined as net operating profit after taxes, in excess of a computed capital charge for average capital employed. Economic Value Added represents the growth in Economic Profit from year to year. We believe that Economic Value Added is the single best measure of assessing our overall performance. Major factors contributing to both the operating cash flow and economic profit increases were the improvement in operating income and improvements in operating asset management. During 1997 better asset utilization resulted in a 8% decrease in inventory and a $308,000 reduction in net property, plant and equipment. At year end our cash and investments had grown to $41,081,000 thus providing a great deal of flexibility to finance our future growth. During the year dividends paid amounted to 24 cents per share. This marks the 16th consecutive year dividends have increased.

NEW PRODUCTS

Results from our research and development efforts pay off in many ways. Fiscal year 1997 marks the completion of the replacement and upgrade of the entire colorimeter and spectrophotometer product line to incorporate the latest in chemical procedures and electronics. Additionally, the introduction of the Pocket Turbidimeter and 1720D Process Turbidimeter completes the upgrade to the clean water turbidimeters. This gives Hach Company the newest and most complete line of turbidimeters in the world. Finally, the recent introduction of the APA6000 Process Analyzer promises to bring solid sales growth from the process control market by bringing a Hach developed modification of sequential injection analysis to routine instrumentation.

In fiscal year 1997 our research and development investment reached seven percent of net sales. This investment is helping to bring more new products to market while at the same time shortening the product development cycle.

ENHANCED COMPETITIVENESS

During fiscal year 1997 we continued to make progress toward our goals of making the Company more efficient and improving quality. Net income grew at nearly twice the rate of sales growth, reaching 10.3% of net sales for 1997 compared to 9.8% of sales in 1996. Sales per employee increased by 6% to $140,500 compared to $132,200 for the previous year, and the quality of our products and services continued to improve.

During fiscal year 1998 we will be making significant capital investments designed to assure these improvements continue. Total capital spending in fiscal 1998 will approximate $10,000,000, and includes construction of a new building at our main plant in Loveland, Colorado. This building will be a 66,000 square foot state of the art manufacturing facility and once completed should supply adequate space to meet our needs for the next several years. We will also be investing significant resources into modernizing our information systems. When complete, this investment will provide an integrated information system to support customer service, manufacturing, finance and other areas of the Company. Brian Bowden has been promoted to Vice President of Information Systems and is heading up this important project. Brian has been with Hach for nine years and during that time has held a number of management positions.

PROPOSED NEW  CLASS OF STOCK

In May our Board of Directors approved a proposal to amend the Company's Certificate of Incorporation. The amendment, which is subject to approval by the holders of a majority of the outstanding shares of existing common stock, would create a new class of stock designated as Class A Common Stock. The Class A stock would be non-voting except under certain limited circumstances. Upon approval and filing of the amendment under Delaware law, the Board plans to authorize distribution of a stock dividend of one share of Class A common stock on each share of the Company's outstanding common stock. The benefits and other consequences of this dual class structure are described in the proxy statement accompanying this annual report.

REPURCHASE OF HACH COMMON STOCK

On July 8, 1997, the Company repurchased the entire block of Hach Company common stock which was owned by Lawter International. This stock represented approximately 28% ownership in Hach Company. The purchase of the 3,157,223 shares at $19.00 per share was financed with $30 million of cash on hand and $30 million in bank financing. By reducing the number of outstanding shares, the remaining stockholders will experience an immediate increase in earnings per share. Other anticipated benefits of this transaction include a more freely traded marketplace for our stock and the flexibility to utilize Hach Company stock for future growth initiatives.

FIFTY YEARS OF SERVICE

This year marks our fifty year anniversary of providing quality systems for analysis to our chosen markets. Our financial condition has never been stronger. During fiscal year 1997 cash and investment balances grew by more than $10,000,000. With the repurchase of the shares previously owned by Lawter International, we have used a significant portion of our cash balances and provided a more appropriate capital structure for our company. We believe this structure, along with the operational plans already in place, will lend to enhanced shareholder value over the coming years.

Over the past fifty years we have grown from a small two person proprietorship to a complex organization of more than 875 individuals. During this time we have remained focused on providing quality products and services to our many customers. We are grateful to the employees of Hach Company for their dedicated service. Without their support and cooperation our success over the past fifty years would not have been possible.

As we enter our second fifty years we are confident in the continued efforts of our employees to pursue superior rewards for our customers and shareholders.

Sincerely,



/s/  Kathryn C. Hach-Darrow
Chairman of the Board
and Chief Executive Officer



/s/  Bruce J. Hach
President
and Chief Operating Officer

HACH COMPANY & SUBSIDIARIES
COMPARATIVE FINANCIAL DATA - 10 YEAR SUMMARY
(THOUSANDS OF DOLLARS EXCEPT RATIO AND SHARE DATA)


SUMMARY OF OPERATIONS   Years ended April 30,     1997           1996         1995        1994          1993
--------------------------------------------------------------------------------------------------------------
Net Sales:
  United States                              $  77,688      $  73,472    $  69,867   $  69,100     $  62,497
  International                                 43,792         40,813       35,402      31,269        31,504
--------------------------------------------------------------------------------------------------------------

  Worldwide                                    121,480        114,285      105,269     100,369        94,001

Cost of sales                                   62,342         57,839       51,994      49,534        46,623
Selling, general and administrative expense     33,385         33,000       32,240      30,802        28,685
Research and development expense                 8,459          7,464        6,875       6,586         5,752
Electrochem line phaseout                            -              -          775           -              -
Interest income                                  1,799          1,324          661         467           427
Interest expense                                    13              6            1          12            48
Income taxes                                     6,585          6,046        4,775       4,842         4,700
Net income                                      12,495         11,254       9,270*      9,508+         8,620
Per share data:++
  Net income                                      1.10           0.99        .081*       .084+          0.76
  Cash dividends                                  0.24           0.22         0.17       0.136         0.128

OTHER DATA
Current ratio                                     4.71           4.59         4.55        4.14          3.49
Working capital                                 53,332         41,886       38,596      30,699        25,124
Property, plant and equipment, net              28,804         29,112       29,128      28,903        29,270
Total assets                                   105,580         93,655       84,258      74,358        66,971
Long-term liabilities                            1,726          1,347        2,070       2,081         2,246
Stockholders' equity                            87,289         78,820       71,328      62,497        54,651
Equity per share at year end++                    7.68           6.93         6.27        5.49          4.81
Sales per employee                                 140            132          120         112           105
Weighted average shares outstanding++       11,365,108     11,368,126   11,385,355  11,385,793    11,361,958

                                                                            4

HACH COMPANY & SUBSIDIARIES
COMPARATIVE FINANCIAL DATA - 10 YEAR SUMMARY
(THOUSANDS OF DOLLARS EXCEPT RATIO AND SHARE DATA)


SUMMARY OF OPERATIONS   Years ended April 30,     1992           1991         1990        1989          1988
---------------------------------------------------------------------------------------------------------------
Net Sales:
  United States                              $  57,148      $  50,476    $  45,645   $  40,598     $  36,056
  International                                 27,591         21,844       17,456      15,253        11,579
---------------------------------------------------------------------------------------------------------------
  Worldwide                                     84,739         72,320       63,101      55,851        47,635

Cost of sales                                   41,938         36,094       32,193      27,392        23,698
Selling, general and administrative expense     25,936         22,360       18,912      17,619        15,564
Research and development expense                 4,951          4,372        3,991       3,519         2,984
Electrochem line phaseout                            -              -            -           -              -
Interest income                                    312            296          311         332           313
Interest expense                                   119            177          244         283           322
Income taxes                                     4,357          3,648        3,007       2,815         2,250
Net income                                       7,750          5,965        5,065       4,555         3,130
Per share data:++
  Net income                                      0.68           0.53         0.45        0.40          0.28
  Cash dividends                                 0.106           0.09        0.077       0.065         0.052

OTHER DATA
Current ratio                                     2.72           2.79         2.89        2.76          3.57
Working capital                                 20,977         17,631       16,546      14,555        15,293
Property, plant and equipment, net              28,094         25,024       21,678      18,221        14,493
Total assets                                    61,619         52,849       47,217      42,530        37,201
Long-term liabilities                            2,104          2,593        3,131       3,629         4,259
Stockholders' equity                            47,301         40,401       35,328      30,610        27,001
Equity per share at year end++                    4.17           3.56         3.12        2.71          2.40
Sales per employee                                  98             90           85          82            78
Weighted average shares outstanding++       11,348,444     11,319,723   11,311,315  11,304,776    11,259,349


*Net income for 1995 includes a one-time pretax charge of $775,000 or $.05 per share after tax for the provision to reduce carrying value of electrochemical assets.

+ Net income for 1994 includes a benefit of $448,000 or $.04 per share for the cumulative effect of a change in accounting for income taxes.

++ All shares and per share amounts have been restated to give effect to the five-for-four stock split in April 1994 and the three-for-two stock split in June of 1992 and the five-for-four stock splits in fiscal 1991, 1990 and 1989.





MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
1997 COMPARED TO 1996
Net sales were a record $121,480,000, an increase of 6.3% over 1996 net sales of $114,285,000. The Company's domestic and international net sales increased 5.7% and 7.3% respectively, due primarily to unit volume increases in most of the Company's major product lines. Although sales measured in Belgium francs increased, a strong U.S. dollar had the effect of reducing European sales by approximately $1,300,000 when compared to the prior year. International sales outside of Europe increased 16%.

Cost of sales increased 7.8% to $62,342,000 from $57,839,000. This cost item, composed of material, labor and product overhead, increased because of unit volume increases. The gross margin was 48.7% and 49.4% of net sales for 1997 and 1996 respectively. The gross margin decrease was due primarily to the geographic mix of products sold. In general, international sales have lower gross margins than domestic sales due to the higher discounting granted to the Company's international distributors.

Selling, general and administrative expense increased 1.2% to $33,385,000 from $33,000,000. The increase was due primarily to normal wage and salary increases and costs associated with the increased sales volume, offset partially by efficiency improvements throughout the administrative area.

Research and development expense increased 13.3% to $8,459,000 from $7,464,000. The increase was primarily due to normal wage and salary increases and increased emphasis on research and development efforts.

Interest income increased to $1,799,000 from $1,324,000. The increase was the result of higher average investments in the current period.

The effective income tax rate was 34.5%, compared to 35.0% in 1996. The decrease in the effective income tax rate was due primarily to foreign tax credits.

Net dollar sales for the Company's European subsidiary decreased 4.6% to $16,531,000 from $17,290,000, due primarily to a stronger U.S. dollar. The actual unit sales volume increased by 3.3% from that of the prior year. The operating income decreased 35% to $2,380,000 from $3,689,000. The decrease was due primarily to increased costs for U.S. goods, brought about by a stronger U.S. dollar on a weighted average basis in fiscal year 1997 as compared to fiscal year 1996. In addition, during 1997 the Company increased the transfer price for U.S. goods sold to its European subsidiary.

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

CAPITAL RESOURCES AND LIQUIDITY
The Company's liquidity showed continued improvement as reflected by an increase of $11,446,000 or 27.3% in working capital. Capital resources were strengthened further as reflected by an increase of $8,469,000 or 10.7% in stockholders' equity. The Company expects to continue to pay cash dividends in the future. Company cash dividends paid in 1997, 1996 and 1995 were $2,728,000, $2,502,000 and $1,935,000, respectively. The Company intends to continue to increase cash dividend payments, provided long-term growth is not jeopardized.

The Company monitors cash flow and capital expenditures in great detail as part of its total budgeting process. During fiscal year 1997, the Company spent approximately $6,163,000 on capital equipment. During fiscal year 1998, the Company expects to spend approximately $10,000,000 on capital items. These expenditures include the construction of a 66,000 square foot building at the Loveland, Colorado site, production equipment and computer hardware and software to support production, research and development and administration. Total costs to construct the building are estimated at $5,500,000 and will be incurred in fiscal years 1998 and 1999. The addition will provide more manufacturing, research and development and office space. Construction is tentatively scheduled to begin in late summer or early fall of 1997.

Throughout most of the world, the Company transacts business in U.S. dollars. In Europe, the Company's foreign subsidiary, Hach Europe, transacts business primarily in Belgium Francs. The change in the cumulative currency translation adjustment in fiscal year 1997 was due primarily to a stronger U.S. dollar at April 30, 1997, compared to April 30, 1996.

On June 26, 1997, the Company and Lawter International, entered into a definitive agreement for the repurchase of Lawter International's entire holdings of Hach Company Common Stock. The 3,157,223 shares, representing approximately 28% of Hach Company outstanding Common Stock, were purchased for $19.00 per share. The transaction was completed on July 8, 1997. The purchase was made using approximately $30 million of cash on hand, supplemented by bank borrowings.

During the fiscal year 1995, the Company's Board of Directors authorized the Company to repurchase up to $2,000,000 in value of the Company's common stock. As of April 30, 1997, the Company has repurchased approximately 98,060 shares at an average cost of $15.35 per share. The Company intends to finance its capital projects, working capital needs and stock buy-back through existing cash and cash equivalents, short-term investments and projected cash flow from operations.


EFFECTS OF INFLATION ON THE COMPANY
The Company is affected by inflation to about the same degree as other U.S. companies. The Company sells a great variety of products and has a relatively small order size and short production runs. This causes a higher ratio of support or overhead personnel in the factory, research and selling functions. Thus, the impact of wage increases is somewhat greater than would be typical. As the rate of inflation has declined in recent years, the impact of inflation on the Company has lessened. However, inflation continues to increase costs to the Company, including the costs of material, labor and overhead.

ACCOUNTING PRONOUNCEMENT
The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share," in February 1997. This statement, which is required to be adopted in the third quarter of fiscal year 1998, establishes standards for computing and presenting earnings per share. The company has not yet adopted this statement but believes that this statement will have no material effect on the Company's financial statements.

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

SALES BY PRINCIPAL PRODUCT GROUP
(PERCENT OF NET SALES)                    1997         1996           1995
-------------------------------------------------------------------------------
Analytical Reagents and Chemicals       31.7%          30.9%          31.3%
Laboratory and Portable Instruments     29.5%          29.7%          29.1%
Continuous Reading Process Analyzers    17.4%          16.8%          16.6%
Portable Test Kits and Replacements     12.2%          13.2%          13.7%
Other                                    9.2%           9.4%           9.3%
-------------------------------------------------------------------------------
Total                                    100%           100%           100%
===============================================================================

Analytical reagents and chemicals are manufactured and sold to support Hach testing systems of laboratory and portable instruments, process analyzers and portable test kits. More stringent water quality standard and a worldwide direction toward better control of processes - exhibited by ISO (International Organization for Standardization) 9000 registration of many industrial companies
- drive the demand for the Company's products and their continued use.

Laboratory and portable instruments consist of Hach-manufactured analytical instruments in the following categories: spectrophotometers and colorimeters, turbidimeters, Ion Selective Electrodes, COD (chemical oxygen demand) apparatus, digestion apparatus and precision reagent-dispensing devices. These products are sold to municipal water and wastewater utilities, chemical manufacturers, industrial water conditioning firms and organizations, power utilities, commercial analytical laboratories and government agencies for the testing and monitoring of controlled impurities in water systems.

Continuous-reading process analyzers consist of Hach-manufactured products in the following categories: colorimetric analyzers, process turbidimeters, pH controllers and analyzer accessories. These products are sold to municipalities for monitoring and controlling drinking water quality and to ensure that wastewater treatment procedures comply with government regulations. Steam-generating plants, including operations at electrical utilities, petrochemical processors, heavy industry installations and pulp and paper factories, use the Company's continuous-reading process analyzers for on-line monitoring of cooling-tower and boiler-feedwater quality. The microelectronics industry uses the Company's trace silica analyzers to monitor ultrapure water systems used in processing electronic components.

Hach offers more than 200 different test kits for 12 different application areas ranging from agriculture to water quality. These portable test kits are recognized worldwide for ease of use, innovative chemistry, field-oriented design and rugged construction. Test kits are sold to municipalities for use in monitoring drinking water distribution systems; to conservation groups to monitor for influences impacting the environment; to educators for use in teaching environmental awareness; to customers monitoring industrial processes; to the water-conditioning industry to use in testing water quality and to environmental regulatory authorities for use in checking compliance requirements.

No material part of the business of the Company is dependent upon a single product or any customer or a small group of customers.

DISTRIBUTION
Hach Company sells it analytical systems throughout the United States by direct marketing. The Company has Regional Sales Managers located across the country and responsive telemarketing Customer Service Representatives in the Loveland facility selling its products. The Company directly distributes products to customers in the United States through a modern distribution facility in Ames, Iowa.

Independent distributors and sales representatives, who frequently handle complementary and/or competitive product lines, are used to sell and distribute the Company's products to international customers. Customers in Canada are supported directly by a sales and service office in Winnipeg, Manitoba.

Hach Company operates a facility in Namur, Belgium, for the marketing and distribution of its products to the European market. The Namur facility primarily services the Company's European independent distributors and, to a lesser extent, distributors and sales agents in Mediterranean Africa and the Middle East.

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

RESEARCH
During fiscal 1997, 1996 and 1995, the Company spent $8,459,000, $7,464,000 and
$6,875,000, respectively, on Company-sponsored research and development activities.

PATENTS
The Company owns a number of patents. While the company regards its patents as valuable, it does not consider any of its business materially dependent upon any single patent.

BACKLOG
The dollar amounts of backlogged orders at May 23, 1997 and May 24, 1996 were $5,797,000 and $4,227,000, respectively. During the current fiscal year the Company expects to fill all of the orders which were backlogged at May 23, 1997.

EMPLOYEES
At April 30, 1997, the Company employed approximately 875 people. The Company is not a party to any collective bargaining agreements.

COMMON STOCK PRICE RANGE AND DIVIDENDS
                                                       CASH
FISCAL                                SALE           DIVIDENDS
YEAR    QUARTER                  HIGH       LOW      PER SHARE


1997    Fourth................   19 3/4    14 1/2        .06
        Third.................   19        16 1/4        .06
        Second................   20        14 7/8        .06
        First.................   17 1/2    14 1/2        .06

1996    Fourth................   17 3/4    16 1/4        .06
        Third.................   17 1/2    15            .06
        Second................   20 3/8    12 3/4        .05
        First.................   16        12 3/4        .05


The Company's Common Stock trades on the Nasdaq Stock Market under the symbol HACH. The preceding table sets forth the daily high and low last sales prices for the Company's Common Stock for the periods indicated, as reported in the Wall Street Journal, together with the amounts of dividends paid for the fiscal years ended April 30, 1997 and 1996. These prices represent quotations between dealers in securities, do not include retail markdowns or commissions and do not necessarily represent "actual transactions." The current quoted price of the stock is listed daily in the WALL STREET JOURNAL in the Nasdaq National Market System section. On April 30, 1997, there were 805 holders of record of the Company's Common Stock.


MANAGEMENT'S REPORT AND REPORT OF INDEPENDENT ACCOUNTANTS

Stockholders of Hach Company:

The information presented in this Annual Report was prepared by your company's management. The financial statements were prepared in accordance with generally accepted accounting principles applied on a consistent basis. These principles require choices among alternatives and numerous estimates of financial matters. We believe that the accounting principles chosen are appropriate in the circumstances and the estimates and judgments involved in Hach's financial reporting are reasonable. All other financial and operating data included in this Annual Report are presented to provide information we believe useful to investors.

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

Audit and related activities of Coopers and Lybrand L.L.P. are conducted throughout the year for the purposes of the annual audit and limited reviews of interim financial statements. The audit of the financial statements is conducted in accordance with generally accepted auditing standards and includes tests of internal controls and accounting records as deemed necessary.

The Audit Committee of the Board of Directors, which is composed solely of outside directors, performs an oversight role relating Hach's public financial reporting. The Audit Committee meets at least two times a year with management and Coopers & Lybrand L.L.P., both privately and collectively, to discuss internal accounting control and financial reporting matters. Coopers & Lybrand L.L.P. has access to the Audit Committee to discuss any matter.


KATHRYN HACH-DARROW
Chairman of the Board


GARY R. DREHER
Vice President and
Chief Financial Officer



To the Stockholders and Board of Directors of Hach Company:

We have audited the accompanying consolidated balance sheets of Hach Company and Subsidiaries as of April 30, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended April 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hach Company and Subsidiaries as of April 30, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended April 30, 1997, in conformity with generally accepted accounting principles.


COOPERS & LYBRAND L.L.P.
Denver, Colorado
June 26, 1997

HACH COMPANY & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED APRIL 30, 1997, 1996 AND 1995
(THOUSANDS OF DOLLARS EXCEPT SHARE DATA)

                                                                    1997                 1996         1995
--------------------------------------------------------------------------------------------------------------
Net sales                                                        $  121,480          $  114,285    $  105,269
Cost of sales                                                        62,342              57,839        51,994
--------------------------------------------------------------------------------------------------------------
  Gross Profit                                                       59,138              56,446        53,275
Selling, general and administrative expense                          33,385              33,000        32,240
Research and development expense                                      8,459               7,464         6,875
Provision to reduce carrying value of electrochemical assets            ---                 ---           775
--------------------------------------------------------------------------------------------------------------
  Income from operations                                             17,294              15,982        13,385
Investment income                                                     1,799               1,324           661
Interest expense                                                        (13)                 (6)           (1)
---------------------------------------------------------------------------------------------------------------
  Income before income taxes                                         19,080              17,300        14,045
Income tax expense                                                    6,585               6,046         4,775
--------------------------------------------------------------------------------------------------------------
  Net income                                                     $   12,495          $   11,254    $    9,270
--------------------------------------------------------------------------------------------------------------
  Net income per common share                                    $     1.10          $     0.99    $     0.81
==============================================================================================================
Weighted average shares outstanding                              11,365,108          11,368,126    11,385,355
==============================================================================================================


The accompanying notes are an integral part of the consolidated financial statements.

HACH COMPANY & SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
YEAR ENDED APRIL 30, 1997 AND 1996
(THOUSANDS OF DOLLARS EXCEPT SHARE DATA)

                                                                                 1997          1996
----------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                                 $  14,575      $  8,487
  Marketable securities, held to maturity                                      19,100        12,821
  Accounts receivable, less reserves of $249 and $248, respectively            17,829        15,846
  Inventories, net                                                             11,798        12,769
  Deferred tax assets and other current assets                                  4,416         3,637
----------------------------------------------------------------------------------------------------
    Total current assets                                                       67,718        53,560
----------------------------------------------------------------------------------------------------
Property, plant and equipment, at cost
  Buildings and improvements                                                   23,404        23,557
  Machinery and equipment                                                      46,555        43,129
----------------------------------------------------------------------------------------------------
                                                                               69,959        66,686
  Less: allowance for depreciation and amortization                            42,141        38,571
----------------------------------------------------------------------------------------------------
                                                                               27,818        28,115
  Land                                                                            986           997
----------------------------------------------------------------------------------------------------
Net property, plant and equipment                                              28,804        29,112
----------------------------------------------------------------------------------------------------
  Marketable securities, held to maturity                                       7,406         9,299
  Other assets                                                                  1,652         1,684
----------------------------------------------------------------------------------------------------
Total assets                                                               $  105,580     $  93,655
====================================================================================================



LIABILITIES
Current liabilities:
  Accounts payable                                                           $  4,044      $  2,826
  Accrued liabilities:
    Compensation                                                                1,082           731
    Compensated absences                                                        3,655         3,500
    Profit sharing                                                              3,473         3,069
    Income taxes payable                                                          753           360
    Other                                                                       1,379         1,188
----------------------------------------------------------------------------------------------------
    Total current liabilities                                                  14,386        11,674
----------------------------------------------------------------------------------------------------
Long term liabilities                                                           1,726         1,347
Deferred income taxes                                                           2,179         1,814
----------------------------------------------------------------------------------------------------
Total liabilities                                                              18,291        14,835
----------------------------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY
Common stock, $1 par value; authorized 25,000,000 shares in 1997
  and 40,000,000 shares in 1996; issued 11,622,953 shares                      11,623        11,623
Capital contributed in excess of par value of common stock                        453           316
Retained earnings                                                              76,944        67,177
Cumulative currency translation adjustment                                        338         1,636
----------------------------------------------------------------------------------------------------
                                                                               89,358        80,752
Less: shares held in treasury, at cost: (254,356 in 1997 and 258,881 in 1996)  (2,069)       (1,932)
----------------------------------------------------------------------------------------------------
Total stockholders' equity                                                     87,289        78,820
----------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                 $  105,580     $  93,655
====================================================================================================



The accompanying notes are an integral part of the consolidated financial statements.

HACH COMPANY & SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED APRIL 30, 1997, 1996 AND 1995
(THOUSANDS OF DOLLARS EXCEPT SHARE DATA)


                                         COMMON        CAPITAL          RETAINED      CUMULATIVE     SHARES HELD     TOTAL
                                         STOCK, $1  CONTRIBUTED IN       EARNINGS       CURRENCY     IN TREASURY, STOCKHOLDERS'
                                         PAR VALUE  EXCESS OF PAR                     TRANSLATION      AT COST      EQUITY
                                                         VALUE OF                     ADJUSTMENT
                                                     COMMON STOCK
--------------------------------------------------------------------------------------------------------------------------
Balance April 30, 1994                   $  11,623          $  31      $  51,090         $  497     $  (744)    $  62,497
Net income                                     ---            ---          9,270            ---         ---         9,270
Cash dividends, $.17 per share                 ---            ---         (1,935)           ---         ---        (1,935)
Purchase of treasury stock                     ---            ---            ---            ---         ---           ---
  (30,922 shares)                              ---            ---            ---            ---        (445)         (445)
Stock options exercised, net
  (12,130 shares)                              ---            117            ---            ---         (84)           33
Foreign currency                               ---            ---            ---            ---         ---           ---
  translation adjustment                       ---            ---            ---          1,908         ---         1,908
--------------------------------------------------------------------------------------------------------------------------
Balance April 30, 1995                   $  11,623         $  148      $  58,425       $  2,405   $  (1,273)    $  71,328
Net income                                     ---            ---         11,254            ---         ---        11,254
Cash dividends, $.22 per share                 ---            ---         (2,502)           ---         ---        (2,502)
Purchase of treasury                           ---            ---            ---            ---         ---           ---
  stock (47,638 shares)                        ---            ---            ---            ---        (736)         (736)
Stock options exercised, net
  (21,722 shares)                              ---            168            ---            ---          77           245
Foreign currency                               ---            ---            ---            ---         ---           ---
  translation adjustment                       ---            ---            ---           (769)        ---          (769)
--------------------------------------------------------------------------------------------------------------------------
Balance April 30, 1996                   $  11,623         $  316      $  67,177       $  1,636   $  (1,932)    $  78,820
Net income                                     ---            ---         12,495            ---         ---        12,495
Cash dividends, $.24 per share                 ---            ---         (2,728)           ---         ---        (2,728)
Purchase of treasury                           ---            ---            ---            ---         ---          ---
  stock (19,500 shares)                        ---            ---            ---            ---        (326)         (326)
Shares purchased under
  employee stock purchase plan                 ---            137            ---            ---         189           326
Foreign currency                               ---            ---            ---            ---         ---           ---
  translation adjustment                       ---            ---            ---         (1,298)        ---        (1,298)
---------------------------------------------------------------------------------------------------------------------------
Balance April 30, 1997                   $  11,623         $  453      $  76,944         $  338   $  (2,069)    $  87,289
===========================================================================================================================


The accompanying notes are an integral part of the consolidated financial statements.

HACH COMPANY & SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED APRIL 30, 1997, 1996 AND 1995
(THOUSANDS OF DOLLARS)

                                                                            1997           1996       1995
-------------------------------------------------------------------------------------------------------------
Cash from operating activities:
Net income                                                             $  12,495      $  11,254   $  9,270
Adjustments to reconcile net income to
  net cash provided by operating activities:
     Depreciation and amortization                                         6,196          6,049      5,769
     (Benefit) provision for deferred income taxes                           (38)          (277)      (559)
     Loss on disposal of equipment                                            40             63        177
     Provision to reduce carrying value of electrochemical assets            ---            ---        775
     (Increase) decrease in accounts receivable                           (1,983)           490       (393)
     (Increase) decrease in inventories                                      971         (1,038)      (362)
     (Increase) decrease in deferred tax assets and
       other current assets                                                 (376)           798     (1,509)
     Increase (decrease) in accounts payable                               1,218             (9)       385
     Increase in accrued liabilities                                       1,873          2,170        695
-----------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                 20,396         19,500     14,248
-----------------------------------------------------------------------------------------------------------
Cash flow from investing activities:
     Proceeds from sale of equipment                                          11            271         62
     Capital expenditures                                                 (6,163)        (6,488)    (6,445)
     Purchases of investments held-to-maturity                           (21,727)       (23,397)    (4,723)
     Proceeds from maturities of short-term investments                   17,341          9,587      2,241
     (Increase) decrease in other assets                                      32           (395)      (573)
------------------------------------------------------------------------------------------------------------
Net cash used by investing activities                                    (10,506)       (20,422)    (9,438)
------------------------------------------------------------------------------------------------------------
Cash flow from financing activities:
     Payments on capital lease obligations                                   ---             (6)        (6)
     Dividends paid                                                       (2,728)        (2,502)    (1,935)
     Purchases of treasury stock                                            (326)          (736)      (445)
     Shares purchased under employee stock purchase plan                     326            245         33
------------------------------------------------------------------------------------------------------------
Net cash used by financing activities                                     (2,728)        (2,999)    (2,353)
------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes                                           (1,074)          (642)     1,556
------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                       6,088         (4,563)     4,013
------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the beginning of the year                     8,487         13,050      9,037
------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the end of the year                       $  14,575       $  8,487  $  13,050
============================================================================================================


Supplemental disclosures of cash flow information:
Cash paid during the year for income taxes                              $  6,231       $  5,028   $  6,422


The accompanying notes are an integral part of the consolidated financial statements.

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

CASH EQUIVALENTS AND CONCENTRATIONS OF CREDIT RISK
Cash and cash equivalents include currency on hand, demand deposits with banks or other financial institutions and other highly liquid securities purchased with a maturity of three months or less. Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company places its cash and cash equivalents with high-credit quality financial institutions. At times, these deposits may exceed federally insured limits. The Company has not experienced any losses in such accounts.

The Company's concentration of credit risk with respect to accounts receivable is limited due to a large customer base and its geographic dispersion.

INVESTMENTS
The Company accounts for investments in accordance with SFAS No.
115, "Accounting for Certain Investments in Debt and Equity Securities."
This accounting standard requires companies to classify securities as held-to-maturity, trading or available-for-sale. A substantial majority of the Company's marketable investments are classified as held-to-maturity. The Company uses the amortized cost method of accounting for investments in held-to-maturity debt securities for which it has the positive intent and ability to hold to maturity. The cost of securities sold is based on the specific identification method. Of these securities, $19,100,000 have contracted maturities within one year and $7,406,000 within one to five years. The carrying amount of these securities approximated the fair value at April 30, 1997.

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

INCOME TAXES
The Company accounts for taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," using an asset and liability approach. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of those assets and liabilities.
                                                                            18

FOREIGN CURRENCY TRANSLATION
Foreign asset and liability accounts are converted into U.S. dollars using the exchange rate in effect at the end of the year and revenue and expense accounts are converted at the average exchange rate in effect during the year.

The Company's European subsidiary occasionally enters into foreign exchange forward contracts in an attempt to mitigate risk of currency fluctuations on a portion of the anticipated inventory purchases to be made from Hach Company. Gains and losses on these contracts are included in the determination of net income. As of April 30, 1997 and 1996, the Company had no forward contracts to sell Belgium francs.

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

ADVERTISING
Costs associated with advertising are expensed in the year incurred except for direct-response advertising costs. Direct-response advertising costs are recorded as prepaid and amortized over the life of the associated program which is generally one year. Advertising expense was $3,741,000, $4,352,000 and $4,046,000 in 1997, 1996 and 1995, respectively.


EARNINGS PER SHARE
Earnings per share are computed using the weighted average number of shares outstanding during each year. Stock options outstanding do not have a material dilutive effect on earnings per share. Shares used in computing per share amounts give a retroactive effect in all periods to the stock splits.

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share," in February 1997. This statement, which is required to be adopted in the third quarter of fiscal year 1998, establishes standards for computing and presenting earnings per share. The company has not yet adopted this statement but believes that this statement will have no material effect on the Company's financial statements.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates.


2.  INVENTORIES

 Components of inventory at April 30 were:
                                       (THOUSANDS OF  DOLLARS)
                                           1997        1996
-------------------------------------------------------------
Raw materials and purchased parts    $    2,811     $  2,623
Work in process                           1,534        2,030
Finished Goods                            7,031        7,762
Resale                                      422          354
-------------------------------------------------------------
Total                                 $  11,798     $ 12,769
-------------------------------------------------------------

Inventory Valuation Allowances at April 30, 1997, 1996 and 1995 were $555,000, $188,000 and $505,000 respectively.

Management believes the LIFO method, which results in better matching of current costs with current revenues, minimizes inflation-induced inventory profits and thus more clearly reflects results of operations. The cost of United States inventories stated under LIFO method for 1997, and 1996 was approximately 80% of the value of total inventories.

For purposes of comparison to companies not utilizing the LIFO method, the following information is presented. If all inventories had been determined using the current replacement cost at April 30, 1997, and 1996, reported inventories would have been $3,184,000 and $2,819,000 higher, respectively. Reported net income would have been $226,000 ($.02 per common share) higher for fiscal year 1997, $94,000 ($.01 per common share) higher for fiscal year 1996, and $208,000 ($.02 per common share) for fiscal year 1995. The impact on reported net income utilizing LIFO as opposed to the current replacement cost method has been computed by taking the change from year to year in the difference between inventory valuation under LIFO and the inventory valuation under current replacement costs and tax affecting such difference by 38% for 1997 and 1996, and 36% for 1995, the approximate incremental tax rate for each year.


3. INCOME TAXES

Income before income tax expense consisted of the following:

                                     (THOUSANDS OF DOLLARS)
                                    1997      1996      1995
Income before income tax:
  Domestic                       $16,559   $13,386   $12,352
  Foreign                          2,522     3,914     1,693
-------------------------------------------------------------
                                 $19,081   $17,300   $14,045
==============================================================

Income tax expense:
  Current
      Federal                    $ 4,852   $ 4,122   $ 4,045
      State                          775       631       606
      Foreign                        997     1,570       683
-------------------------------------------------------------
                                   6,624     6,323     5,334
  Deferred
      Federal                        (63)     (227)     (496)
      State                           30       (46)      (69)
      Foreign                         (6)       (4)        6
-------------------------------------------------------------
                                     (39)     (277)     (559)
-------------------------------------------------------------
                                 $ 6,585   $ 6,046   $ 4,775
==============================================================

Components of the net deferred tax assets resulting from differences in book and tax accounting methods are as follows:

NET DEFERRED TAX ASSET

                                              (THOUSANDS OF DOLLARS)
                                              1997      1996      1995
-----------------------------------------------------------------------
Deferred tax assets:
      Vacation pay                        $  1,104  $  1,087  $  1,055
      Inventory capitalization / valuation     654       527       545
      Write-off of electrochemical assets      ---       ---       233
      Deferred compensation                    652       376       208
      Intercompany profits                     271       120       117
      Marketable securities                    114       108        75
      Employee benefit plans                   ---        83        53
      Other                                    113       122       114
-----------------------------------------------------------------------
Total deferred tax assets                    2,908     2,423     2,400

Deferred tax liabilities:
      Accelerated depreciation            $  2,103  $  1,749  $  1,998
      Foreign deferrals                         86        91        95
      Employee benefit plans                    97       ---       ---
-----------------------------------------------------------------------
Total deferred tax liabilities               2,286     1,840     2,093
-----------------------------------------------------------------------
Net deferred tax asset                    $    622  $    583  $    307
=======================================================================
Current deferred tax asset                   2,801     2,397     2,377
Noncurrent deferred tax liability            2,179     1,814     2,070
-----------------------------------------------------------------------
Net deferred tax asset                    $    622  $    583  $    307
=======================================================================

The company believes, based upon past earnings, that all of the deferred tax assets will be realized. Accordingly, no valuation allowance has been provided.

Effective tax rates on income before income taxes for the years ended April 30, 1997, 1996 and 1995 were 35%, 35% and 34%, respectively. Differences from applying the statutory Federal corporate income tax rate to income before income taxes are due to the following:

                                               (THOUSANDS OF DOLLARS)
                                              1997      1996      1995
-----------------------------------------------------------------------
Computed statutory expense                $  6,487  $  5,882  $  4,775
State income tax, net                          512       443       386
Prior years' tax accrual adjustment            ---       ---       284
Difference between U.S. statutory rates
  and foreign effective rates                  135       235       114
Foreign sales corporation                     (212)     (136)      (95)
Tax credits, net                              (352)     (306)     (185)
Prior year's amended tax credits, net          ---       ---      (418)
Other, net                                      15       (72)      (86)
-----------------------------------------------------------------------
                                          $  6,585  $  6,046  $  4,775
========================================================================

Undistributed earnings intended to be reinvested indefinitely by the foreign subsidiaries totaled $8,492,000 at April 30, 1997. The earnings would become taxable upon the sale or liquidation of the foreign subsidiaries or upon the remittance of dividends. The determination of the deferred tax liability related to these undistributed earnings is not practicable and, accordingly, no U.S. deferred tax has been recorded.

4.  EMPLOYEE BENEFITS

EMPLOYEE PROFIT SHARING AND SAVINGS PLANS

The Company has an employee profit-sharing plan covering substantially all regular employees of the Company with the maximum contribution limited to the amount allowable for federal tax purposes. Each year the Company's Board of Directors approves an amount the Company will contribute to the plan. The Company has a savings plan which qualifies under Section 401(k) of the Internal Revenue Code. Eligible employees may contribute from 1% to 10% of their income on a pretax basis to this savings plan. The Company matches 50% of the first 4% of the employee's contribution. The Company's annual contributions under these Plans were $2,638,000 in 1997, $2,385,000 in 1996 and $1,967,000 in 1995.

EMPLOYEE STOCK OWNERSHIP PLAN

The Company has an Employee Stock Ownership Plan (ESOP) which is a noncontributory plan established to acquire shares of the Company's common stock for the benefit of all eligible employees. The Company accounts for the ESOP under Employers' Accounting for Employee Stock Ownership Plans (SOP 93-6). Each year the Company's Board of Directors approves an amount the Company will contribute to the plan. The Company contributions to the Plan were $917,000 in 1997, $829,000 in 1996 and $650,000 in 1995. ESOP stock purchases are made from the open market. As of April 30, 1997, all shares in the ESOP plan were allocated to participants.

STOCK OPTION PLANS

The Company has two active stock option plans. Under the 1993 Stock Option Plan the Company periodically grants certain officers and key employees incentive stock options to purchase common stock. A total of 625,000 shares of the Company's common stock have been reserved for option at a price not less than the market price on the date of grant. Options granted under the plan may not be exercised until one year after the date of grant. Options are exercisable in installments on a cumulative basis beginning in the second year after grant and expiring not later than ten years from the date of grant. Under the 1995 Non-Employee Director Stock Plan, 150,000 shares of the Company's common stock have been reserved for option. The option price per share is equal to the fair market value of a company share on the date of grant. The term of each option may not exceed ten years, and an option first becomes exercisable six months after the option grant date.

A summary of the status of the Company's stock option plans follows:
                                        Options     Weighted Average
                                       OUTSTANDING  EXERCISE PRICE

Balance at April 30, 1994                  303,303    $16.88
Exercised                                  (25,101)     8.96
-------------------------------------------------------------
Balance at April 30, 1995                  278,202     17.60
Granted                                    245,000     16.15
Exercised                                  (33,827)     8.96
Expired                                    (20,000)    19.00
-------------------------------------------------------------
Balance at April 30, 1996                  469,375     17.41
Granted                                     88,648     16.79
-------------------------------------------------------------
Balance at April 30, 1997                  558,023    $17.31

Options exercisable at:

April 30, 1996                             183,999    $19.34

April 30, 1997                             332,016    $18.01


EMPLOYEE STOCK PURCHASE PLAN

The Company has an employee stock purchase plan for all eligible employees. Under the plan, shares of the Company's common stock may be purchased at six-month intervals at 85% of the lower of the fair market value on the first or the last day of each six-month period. Employees may purchase shares, through payroll deductions not exceeding 10% of their gross compensation during an offering period. During 1997, employees purchased 11,485 shares on June 30, 1996 and 12,540 shares on December 31, 1996, at a price of $13.60 per share. During 1996, employees purchased 13,510 shares at a price of $11.47 per share, for the plan's first offering period. At April 30, 1997, 462,465 shares were reserved for future issuance.

PRO FORMA INFORMATION

Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation," requires companies to measure employee stock compensation plans based on the fair value method of accounting. However, the Statement allows the alternative of continued use of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," with pro forma disclosure of net income and earnings per share determined as if the fair value based method had been applied in measuring compensation cost. The Company adopted the new standard in 1997, using the disclosure method, and elected the continued use of APB Opinion No. 25 for financial statement purposes.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123. This information is required to be determined as if the Company had accounted for its employee stock options (including shares issued under the Employee Stock Purchase Plan, collectively called "options") granted subsequent to April 30, 1995, under the fair value method of that statement. The fair value of options granted in 1996 and 1997 reported below has been estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

                                                             Employee Stock
                                         Stock Options    Purchase Plan Shares
                                         1997    1996        1997      1996
-------------------------------------------------------------------------------
Expected life (in years)                  4.0    4.0         .5          .5
Risk-free interest rate                   6.2%   5.7%       5.4%        5.5%
Volatility                               .233   .233       .233        .233
Dividend yield                            1.5%   1.5%       1.5%        1.5%

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options. The weighted average estimated fair value of employee stock options granted during 1997 and 1996 was $4.18 and $3.87 per share, respectively. The weighted average estimated fair value of shares granted under the Employee Stock Purchase Plan during 1997 and 1996 was $3.88 and $3.40, respectively.

The majority of the Company's stock options are classified as Incentive Stock Options and therefore, provide no tax benefit to the Company.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                                 1997         1996
--------------------------------------------------------------------
Pro forma net income (thousands of dollars)     $12,067    $11,029
Pro forma earnings per share                    $  1.06    $   .97

Because SFAS No. 123 is applicable only to options granted subsequent to April 30, 1995, the resulting pro forma effect may not be representative of that to be expected in future years.

At April 30, 1997, options with a weighted average remaining life of 3.1 years covering 558,023 shares were outstanding at $16.125 to $21.80 per share. Shares available for future grants amounted to 320,102 and 408,750 in 1997 and 1996, respectively.

DEFERRED COMPENSATION PLAN

The Company has a Deferred Compensation Plan which permits eligible employees to defer a portion of their compensation The deferred compensation, together with a Company contribution and accumulated earnings is accrued but unfunded. At April 30, 1997 and 1996, the liability for the deferred compensation is $1,507,000 and $1,087,000 respectively, and is included with long-term liabilities.

5. CAPITAL STOCK

On May 19, 1997, the Board of Directors of the Company approved revisions to a proposal to implement a dual class stock structure previously approved by the Board in March 1997. The revised proposal would amend the Company's Certificate of Incorporation to allow a new class of stock, which would be non-voting. The amendment is subject to approval by the holders of a majority of the outstanding shares of existing common stock. Upon such approval and the filing of the amendment under Delaware law, the Board plans to establish a record date and authorize distribution of a stock dividend of one share of non-voting stock on each share of the Company's outstanding common stock.

6. SUBSEQUENT EVENT

On June 26, 1997, the Company and Lawter International, entered into a definitive agreement for the repurchase of Lawter International's entire holdings of Hach Company Common Stock. The 3,157,223 shares, representing approximately 28% of Hach Company outstanding Common Stock, were purchased for $19.00 per share. The transaction was completed on July 8, 1997. The purchase was made using approximately $30 million of cash on hand, supplemented by bank borrowings.


7.  SEGMENT INFORMATION

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

The amount of sales made into the international marketplace is influenced to some degree by the strength of the U.S. dollar against other currencies. Other conditions which to some extent affect the sales of the Company's products in international markets include restrictive tariff and trade policies imposed by foreign countries and domestic and foreign tax and economic policies.



The table below summarizes certain financial information by geographic segments:
                                         (THOUSANDS OF DOLLARS)
GEOGRAPHIC SEGMENT INFORMATION           1997       1996      1995
--------------------------------------------------------------------
Net Sales to Unaffiliated Customers:
  United States:
    Domestic                        $  77,688   $  73,472  $   69,867
---------------------------------------------------------------------
    Export:
      Canada                            5,018       4,840       3,951
      Asia                             10,875       9,388       7,414
      Australia/Oceania                 1,360       1,496       1,212
      Mexico/Central America/Caribbean  3,619       2,738       2,924
      South America                     4,121       3,313       3,023
      Other                             2,268       1,748       1,889
---------------------------------------------------------------------
                                       27,261      23,523      20,413
---------------------------------------------------------------------
                                      104,949      96,995      90,280
Europe                                 16,531      17,290      14,989
---------------------------------------------------------------------
                                      121,480     114,285     105,269
---------------------------------------------------------------------
Net Sales to European Subsidiaries:
  United States                        11,402      10,140       8,310
  Eliminations                        (11,402)    (10,140)     (8,310)
----------------------------------------------------------------------
                                   $  121,480   $ 114,285  $  105,269
======================================================================
Income from Operations:
  United States                    $   14,914   $  12,293  $   11,766
  Europe                                2,380       3,689       1,619
----------------------------------------------------------------------
                                   $   17,294   $  15,982  $   13,385
======================================================================
Identifiable Assets:
  United States                       $51,244   $  49,384  $   48,795
  Europe                                7,186       8,342       8,401
---------------------------------------------------------------------
                                       58,430      57,726      57,196
Corporate Assets                       47,150      35,929      27,062
---------------------------------------------------------------------
                                     $105,580   $  93,655  $   84,258
======================================================================

8. UNAUDITED SUMMARY OF QUARTERLY FINANCIAL INFORMATION
    (THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)


                                        First    Second     Third    Fourth
                                      Quarter   Quarter   Quarter   Quarter
----------------------------------------------------------------------------
Fiscal Year 1997:
Net Sales                           $  28,910 $  30,284 $  29,481  $ 32,805
Gross Profit                           14,163    14,960    14,157    15,858
Net income                              2,960     3,215     3,025     3,295
  Net income per common share            0.26      0.28      0.27      0.29

Fiscal Year 1996:
Net Sales                           $  27,188 $  28,717 $  27,999  $ 30,381
Gross Profit                           13,750    14,370    13,737    14,589
Net income                              2,610     2,940     2,750     2,954
  Net income per common share            0.23      0.26      0.24      0.26

HACH COMPANY AND SUBSIDIARIES
CORPORATE DATA

WORLD HEADQUARTERS                 BOARD OF DIRECTORS                 CORPORATE OFFICERS
5600 Lindbergh Drive               KATHRYN HACH-DARROW                KATHRYN HACH-DARROW
Loveland, Colorado, U.S.A.           Chairman of the Board              Chairman of the Board
                                     and Chief Executive Officer        and Chief Executive Officer
U.S.A. SALES                       BRUCE J. HACH                      BRUCE J. HACH
Davis, California                    President and Chief                President and Chief
Corona, California                   Operating Officer                  Operating Officer
Loveland, Colorado                 GARY R. DREHER                     ROBERT O. CASE
Daytona Beach, Florida               Vice President and                 Secretary and General Counsel
Snellville, Georgia                  Chief Financial Officer          LOEL J. SIROVY
Roselle, Illinois                  LINDA O. DOTY                        Senior Vice President
Fort Wayne, Indiana                  Partner                            Operations and Outbound Marketing
Huxley, Iowa                         Doty & Associates                JERRY M. CHURCHILL
Louisville, Kentucky                 Denver, Colorado                   Vice President
Westminster, Maryland              JOHN N. MCCONNELL                    US Sales and Service
Preston, Mississippi                 Chairman and President           GARY R. DREHER
Auburn, New Hampshire                Labconco                           Vice President and
Whitehouse Station, New Jersey       Kansas City, Missouri              Chief Financial Officer
Mt. Laurel, New Jersey             JOSEPH V. SCHWAN                   RANDALL A. PETERSEN
Ponce City, Oklahoma                 Chief Operating Officer            Vice President
Columbus, Ohio                       and Executive Vice President       Human Resources
Sullivan's Island, South Carolina    Standard Register                JOHN C. PRIVETTE
Georgetown, Texas                    Dayton, Ohio                       Vice President
Conroe, Texas                      FRED W. WENNINGER                    International Operations
Mill Creek, Washington               Independent Businessman          KENNETH OGAN
                                     Spoakane, Washington               Vice President
                                                                        Research & Development



INTERNATIONAL SALES                TRANSFER AGENT                     BRIAN BOWDEN
Headquarters:  Loveland,           AND STOCK REGISTRAR                  Vice President
  Colorado, U.S.A.                 HARRIS TRUST & SAVINGS BANK          Information Systems Technology
European Sales:  Namur, Belgium    311 West Monroe Street             LARRY D. THOMPSON
  sales agents in principal cities Chicago, IL  60690                   Vice President
  throughout the world                                                  Ames Chemical Operations
Hach Sales & Service Canada Ltd.
  Winnipeg, Manitoba, Canada
WHOLLY OWNED SUBSIDIARIES          AUDITORS                           FOR MORE INFORMATION
HACH EUROPE, S.A./N.V.             COOPERS & LYBRAND L.L.P.           To learn more about Hach Company
  Namur, Belgium                   370 17th Street                    visit our site on the World Wide Web
HACH (BARBADOS) FSC, INC.          Denver, CO  80202                  at www.hach.com.
  Loveland, Colorado
HACH SALES & SERVICE CANADA LTD.
  Winnipeg, Manitoba, Canada

                                                                            28