Form 10-K, Exhibit 13
period 1998-04-30
HACH CO
filed 1998-07-29
CIK 44764

TO OUR FELLOW SHAREHOLDERS


Fiscal 1998 will be remembered as one of the most exciting and rewarding years in Hach Company's 50-plus-year history. During the year, Hach not only posted record financial results, but also successfully recapitalized its financial structure for the better while making significant capital investments for future growth. These achievements were made in conjunction with the following major events, which are sure to mold the future of Hach Company.

- The repurchase of 6.4 million Hach common shares from Lawter International.
- The acquisition of Environmental Test System, Inc. (ETS).
- The creation and issuance of a second class of common stock.

Net sales for 1998 were an all-time record $128,058,000, a 5% increase from 1997 sales of $121,480,000. Domestic sales increased nearly 7% while international sales increased 4%. International sales were adversely affected by the strong US dollar and economic conditions in Asia. Sales volume in Europe increased nearly 12%, but the strong dollar had the effect of reducing 1998 European sales by approximately $2,380,000 when compared to 1997. Sales in Asia, which represent approximately 8% of total sales, decreased 5%. Over the past three years, Asian sales had been growing at a compound annual rate of 20%. Despite the poor economic conditions in Asia, international sales outside of Europe showed a healthy 7% increase from 1997 amounts. For the year, net income per share decreased 7%, reflecting higher interest expense, lower interest income, and the write-off of purchased research and development associated with the ETS acquisition. Without this write-off, earnings per share increased 24% for the year and 33% for the fourth quarter. Economic Profit increased to $6,850,000 from $4,367,000 in 1997, thus yielding Economic Value Added of $2,483,000 for 1998. Economic Profit is defined as net operating profit after taxes, in excess of a computed capital charge for average capital employed. Economic Value Added represents the growth in Economic Profit from year to year. We believe that Economic Value Added is the single best measure of assessing our overall performance.

The stock buyback from Lawter significantly improved the Company's capital structure, and we are confident it will benefit our shareholders over the long term. Prior to the transaction, Hach had accumulated over $40 million in cash and had no debt. Since the transaction, cash balances have been reduced and $30 million in debt has been incurred. Going forward, we believe that a certain amount of debt financing is appropriate and will help lead to greater returns for shareholders.

To further enhance our capital structure, a second class of common stock was created and issued. These Class A shares, which are non-voting, offer the Company greater flexibility to finance future growth, provide greater continuity of ownership, and offer stockholders more flexibility and liquidity. The Class A shares carry a higher cash dividend rate and are traded on the NASDAQ National Market under the symbol HACHA. During fiscal year 1998, we continued to make investments in the Company aimed at growing sales and profits. Fiscal year 1998 capital spending totaled approximately $11.5 million, and the majority of this spending was for two improvement projects. We invested in a new building at our main plant in Loveland, Colorado, and initiated upgrades to our information systems. Both projects are scheduled for completion in the first half of fiscal year 1999 and should provide adequate capacity for several years.

In addition to capital investments, Hach closed on the acquisition of ETS on April 30, 1998. Together, scientists from both companies will redefine the term "simplified chemistry." ETS is an industry leader in developing, manufacturing and marketing diagnostic reagent test strips for both consumer and industrial applications. Test strips are used for on-site testing in pools and spas, and in the automotive, industrial, medical, soil, and consumer test markets.

                               [PHOTO]

                Kathryn Hach - Darrow and Bruce Hach

This investment is part of the company's strategy to grow through the acquisition of complementary businesses. In the future, we expect further acquisitions to play a key role in our growth.

Over the years, much of our success has been due to our exceptional customer service and awareness of customers' needs. To help assure we maintain this level of service and awareness, we realigned our organization along lines of business matched to the key products we sell. The new organization will enable us to focus on market solutions that will improve our ability to deliver world-class products to customers. It will also help to customize sales, support and business programs for each key product line.

Looking ahead to 1999 and beyond, the opportunities before us position the Company for continued growth. While populations around the world continue to grow exponentially, the supply of fresh water remains static. These populations and their growth rates cannot be sustained without a supply of clean water.

Let us share with you some startling statistics. Currently, more than two billion people on earth live without any kind of sanitation system. Ninety-five percent of all cities in the world discharge untreated sewage and wastes into natural waterways. The demand for clean water for drinking, modern industry and recreation presents tremendous business opportunities. This is where Hach comes in.

Hach has established itself as a world leader in providing products for water quality analysis. Our products ensure that water is safe for its intended uses. These products cover a wide range of technologies and their uses require different skill levels. From low-cost test kits to on-line process instruments, our products fulfill the water quality testing needs of analysts around the world. Clean water is, and will continue to be, an important resource, and Hach products will continue to provide reliable and cost-effective means for analyzing its quality.

We would like to personally thank our employees, customers, shareholders, suppliers and business partners for their commitment and contributions over the past year. We believe we have positioned the Company to benefit from the many opportunities before us. In our opinion, the future has never looked better.



/s/ Kathryn C. Hach-Darrow

Kathryn C. Hach-Darrow
Chairman of the Board
and Chief Executive Officer


/s/ Bruce J. Hach

Bruce J. Hach
President
and Chief Operating Officer

HACH COMPANY AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS: 1998 COMPARED TO 1997


Net sales were a record $128,058,000, an increase of 5.4% over 1997 net sales of $121,480,000. The Company's domestic and international net sales increased 6.5% and 3.5% respectively, due primarily to unit volume increases in most of the Company's major product lines. Both the strong U.S. dollar and the economic conditions in Asia adversely affected sales. The company's European subsidiary's sales increased 12% when measured in Belgium Francs, but the strong U.S. dollar had the effect of reducing fiscal year 1998 European sales by 3% compared with fiscal year 1997 sales. Sales throughout Asia, which represent approximately 8% of consolidated sales, decreased 5% from the prior year's amount.

Cost of sales increased 4.0% to $64,854,000 from $62,342,000. This cost item, composed of material, labor and product overhead, increased because of unit volume increases. The gross margin was 49.4% and 48.7% of net sales for 1998 and 1997 respectively. The gross margin increase was due primarily to the geographic mix of products sold. In general, international sales have lower gross margins than domestic sales due to the higher discounting granted to the Company's international distributors.

Selling, general and administrative expense increased 6.5% to $35,566,000 from $33,385,000. The increase was due primarily to normal wage and salary increases, costs associated with the increased sales volume, and higher advertising costs.

Research and development expense decreased 1.2% to $8,360,000 from $8,459,000. The decrease was primarily due to lower expenditures for outside development projects.

The Company also incurred a one-time charge of $3,000,000 for purchased research and development costs associated with the acquisition of Environmental Test Systems, Inc. (ETS).

Interest income decreased to $994,000 from $1,799,000. The decrease was due to lower average investments in the current period, due to the repurchase of $60 million of the Company's common stock.

Interest expense increased to $1,588,000 from $13,000. The increase was due to interest on a long-term loan used to repurchase Hach Company common stock owned by Lawter International.

The effective income tax rate was 42.0%, compared to 34.5% in 1997. The increase in the effective income tax rate was due primarily to the write-off of non-deductible research and development costs associated with the acquisition of ETS.

Net dollar sales for the Company's European subsidiary decreased 2.5% to $16,122,000 from $16,531,000, due primarily to a stronger U.S. dollar. The actual sales volume increased by 12% from that of the prior year. The operating income decreased 78% to $519,000 from $2,380,000. The decrease was due primarily to increased costs for U.S. goods, brought about by a stronger dollar on a weighted average basis in fiscal year 1998 as compared to fiscal year 1997.

RESULTS OF OPERATIONS: 1997 COMPARED TO 1996

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

CAPITAL RESOURCES AND LIQUIDITY

The Company experienced substantial change in its capital structure during the year ended April 30, 1998. On July 8, 1997, the Company purchased 6,314,446 shares of its common stock from Lawter International. The purchase price was approximately $60 million. The Company used $30 million of existing cash and $30 million of bank borrowings to finance the stock purchase. The bank borrowings provide for a revolving line of credit of up to $40 million.

The Revolving Credit Agreement contains covenants and provisions that restrict, among other things, the ability of the Company and its material subsidiaries to:
(i) create liens on any of its property or assets or assign any rights to security interests in future revenues; (ii) engage in sale and leaseback transactions; (iii) engage in mergers, consolidations and sales of all or substantially all of their assets on a consolidated basis; (iv) enter into agreements restricting dividends and advances by the subsidiaries; and, (v) engage in transactions with affiliates other than those based on arm's-length negotiations. The Revolving Credit Agreement also limits the ability of the Company and or subsidiaries to purchase capital items, incur indebtedness or issue preferred stock. The Revolving Credit Agreement also requires the Company to satisfy certain financial performance criteria.

On April 30, 1998, the Company purchased privately held Environmental Test Systems, Inc. (ETS). The purchase price was approximately $16,320,000. The Company used $7,659,000 of existing cash and issued $8,661,000 worth of Common Stock and Class A Common Stock from its existing treasury shares.

Company cash dividends paid in 1998, 1997 and 1996 were $2,142,000, $2,728,000 and $2,502,000, respectively. The Company intends to continue to increase cash dividend payments, provided long-term growth is not jeopardized.

The Company monitors cash flow and capital expenditures in great detail as part of its total budgeting process. During fiscal year 1998, the Company spent approximately $14,500,000 on capital equipment, approximately $3,000,000 of which was related to the ETS purchase. During fiscal year 1999, the Company expects to spend approximately $7,500,000 on capital items consisting primarily of production equipment and computer and peripheral equipment to support production, research and development and administration. During fiscal year 1998, the Company began construction of a 66,350 square foot building at the Loveland, Colorado site. The Company expects to spend approximately $2,500,000 in fiscal year 1999 to complete the building. The addition will provide more manufacturing, research and development and office space. Occupancy is scheduled for late summer or early fall of 1998.

Throughout most of the world, the Company transacts business in U.S. dollars.
In Europe, the Company's foreign subsidiary, Hach Europe, transacts business primarily in Belgium Francs. The change in the cumulative currency translation adjustment in 1998 was due primarily to a stronger U.S. dollar at April 30, 1998 compared to April 30, 1997.

HACH COMPANY AND SUBSIDIARIES

The Company intends to finance its capital projects and working capital needs through existing cash and investments, projected cash flow from operations and use of its revolving line of credit.

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

YEAR 2000 COMPUTER SYSTEMS COMPLIANCE

The Company is in the process of the modification or conversion of Company computer systems to provide for proper functioning beyond calendar year 1999. It is anticipated that substantially all of these Year 2000 costs will be incurred during fiscal 1998 and 1999. Management believes that resources are available to complete the modification and conversion and that its costs will not materially affect the Company's operating results or financial condition. Management believes that the Year 2000 compliance will be completed well before the end of fiscal year 1999. The Company cannot predict the nature or materiality of the impact on its operations or operating results of noncompliance by parties outside of its control.

NEW ACCOUNTING STANDARDS

In June 1997, the FASB issued SFAS No. 130, REPORTING COMPREHENSIVE INCOME.
SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements, in order to measure all changes in equity of an enterprise that result from transactions and other economic events of the period other than transactions with owners. Comprehensive income, as defined by SFAS No. 130, is the total of net income and other comprehensive income (all other non-owner changes in equity). The Company's foreign currency translation adjustment is categorized as an element of other comprehensive income under this statement. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997, and is applicable for interim and annual periods. As such, the Company will adopt this statement in the first quarter of fiscal year 1999. The result of adoption will be a revised display of the Company's foreign currency translation adjustment.

In June 1997, the FASB issued SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. SFAS No. 131 requires certain financial and supplementary information to be disclosed on an annual and interim basis for each reportable segment of an enterprise. Reportable segments, as defined by this statement, correspond to the way management organizes units and evaluates performance internally, and may be based upon products, geography, legal entity, management structure or combination of these methods. SFAS No. 131 is effective for years beginning after December 15, 1997. Companies would be required to restate prior period information upon adoption. The Company will adopt SFAS No. 131 for the fiscal year ending April 30, 1999. The adoption of SFAS No. 131 will result in additional disclosures relating to the Company's reportable segments.

-------------------------------------------------------------------------------

HACH COMPANY AND SUBSIDIARIES

DESCRIPTION OF BUSINESS



GENERAL NATURE AND SCOPE OF BUSINESS

Hach Company is engaged predominantly in an industry that encompasses laboratory instruments, process analyzers and test kits which are used to analyze the chemical content and other properties of water and other aqueous solutions.
This industry encompasses the analytical reagents and chemicals manufactured and sold by the Company. The Company manufactures and sells a small amount of chemicals for uses not associated with the Company's analytical systems for water analysis.


SALES BY PRINCIPAL PRODUCT GROUP
(PERCENT OF NET SALES)                  1998      1997      1996
-----------------------------------------------------------------
Analytical Reagents and Chemicals       32.2%     31.7%     30.9%
Laboratory and Portable Instruments     30.7%     29.5%     29.7%
Continuous Reading Process Analyzers    15.4%     17.4%     16.8%
Portable Test Kits and Replacements     12.2%     12.2%     13.2%
Other                                    9.5%      9.2%      9.4%
-----------------------------------------------------------------
Total                                    100%      100%      100%
-----------------------------------------------------------------
-----------------------------------------------------------------

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

HACH COMPANY AND SUBSIDIARIES

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

Independent distributors and sales representatives, who may handle complementary and/or competitive product lines, are used to sell and distribute the Company's products to international customers. Customers in Canada are supported directly by a sales and service office in Winnipeg, Manitoba.

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

RESEARCH

During fiscal 1998, 1997 and 1996, the Company spent $8,360,000, $8,459,00 and
$7,464,000, respectively, on Company-sponsored research and development activities. In fiscal 1998, the Company also incurred a one-time charge of $3,000,000 for purchased research and development costs associated with the acquisition of Environmental Test Systems Inc. (ETS).

PATENTS

The Company owns a number of patents. While the company regards its patents as valuable, it does not consider any of its business materially dependent upon any single patent.

BACKLOG

The dollar amounts of backlogged orders at May 30, 1998 and May 30, 1997 were $7,253,000 and $5,593,000, respectively. During the current fiscal year the Company expects to fill all of the orders which were backlogged at May 30, 1998.

EMPLOYEES

At April 30, 1998, the Company employed approximately 955 people. The Company is not a party to any collective bargaining agreements.

-------------------------------------------------------------------------------

HACH COMPANY AND SUBSIDIARIES

COMMON STOCK PRICE RANGE AND DIVIDENDS



                      COMMON STOCK            CASH     CLASS A COMMON STOCK       CASH
FISCAL                    SALE              DIVIDENDS          SALE             DIVIDENDS
YEAR     QUARTER     HIGH       LOW         PER SHARE    HIGH        LOW        PER SHARE
------------------------------------------------------------------------------------------
1998     Fourth      11         9              .03       10 5/8      8             .04
         Third       13 5/8     10             .03       10          8 7/8         .04
         Second      13 3/8     10 3/16        .03       12          9 1/8         .03
         First       21 1/2     14 1/2         .03       ---         ---           .03

1997     Fourth      19 3/4     14 1/2         .03       ---         ---           .03
         Third       19         16 1/4         .03       ---         ---           .03
         Second      20         14 7/8         .03       ---         ---           .03
         First       17 1/2     14 1/2         .03       ---         ---           .03

The Company's Common Stocks trade on the Nasdaq Stock Market under the symbols HACH and HACHA. The preceding table sets forth the daily high and low last sales prices for both classes of the Company's Common Stocks for the periods indicated, as reported in the Wall Street Journal, together with the amounts of dividends paid for the fiscal years ended April 30, 1998 and 1997. These prices represent quotations between dealers in securities, do not include retail markdowns or commissions and do not necessarily represent "actual transactions." The current quoted prices for both classes of the Company's stocks are listed daily in the Wall Street Journal in the Nasdaq National Market System section. On April 30, 1998 there were approximately 970 holders of record of the Company's Common Stock and 960 holders of record of the Company's Class A Common Stock.

HACH COMPANY AND SUBSIDIARIES

COMPARATIVE FINANCIAL DATA--10-YEAR SUMMARY
(IN THOUSANDS EXCEPT RATIO AND PER SHARE DATA)


SUMMARY OF OPERATIONS        Years ended April 30,               1998            1997           1996
----------------------------------------------------------------------------------------------------
Net sales:
 United States . . . . . . . . . . . . . . . . . .          $  82,740       $  77,688      $  73,472
 International . . . . . . . . . . . . . . . . . .             45,318          43,792         40,813
----------------------------------------------------------------------------------------------------
 Worldwide . . . . . . . . . . . . . . . . . . . .            128,058         121,480        114,285


Cost of sales. . . . . . . . . . . . . . . . . . .             64,854          62,342         57,839
Selling, general and administrative expense. . . .             35,566          33,385         33,000
Research and development expense . . . . . . . . .              8,360           8,459          7,464
Provision to reduce carrying value of
 electrochemical assets. . . . . . . . . . . . . .                ---             ---            ---
Purchased research and development expense . . . .              3,000             ---            ---
Interest income. . . . . . . . . . . . . . . . . .                994           1,799          1,324
Interest expense . . . . . . . . . . . . . . . . .              1,588              13              6
Income taxes . . . . . . . . . . . . . . . . . . .              6,584           6,585          6,046
Net income . . . . . . . . . . . . . . . . . . . .              9,100*         12,495         11,254
Per share data:+++
 Net income: basic . . . . . . . . . . . . . . . .               0.52*           0.55           0.50
 Net income: diluted . . . . . . . . . . . . . . .               0.51*           0.55           0.50
 Cash dividends per share--Common. . . . . . . . .               0.12            0.12           0.11
 Cash dividends per share--Class A . . . . . . . .               0.14            0.12           0.11

OTHER DATA
Current ratio. . . . . . . . . . . . . . . . . . .               2.71            4.71           4.59
Working capital. . . . . . . . . . . . . . . . . .          $  29,440       $  53,332      $  41,886
Property, plant and equipment, net . . . . . . . .             36,099          28,804         29,112
Total assets . . . . . . . . . . . . . . . . . . .            102,350         105,580         93,655
Long-term liabilities. . . . . . . . . . . . . . .             30,765           1,726          1,347
Stockholders' equity . . . . . . . . . . . . . . .             39,819          87,289         78,820
Equity per share at year end +++ . . . . . . . . .               2.26            3.84           3.47
Sales per employee . . . . . . . . . . . . . . . .                146             140            132
Weighted average shares outstanding: basic +++ . .             17,643          22,730         22,736
Weighted average shares outstanding: diluted +++               17,751          22,762         22,736



                                                   1995         1994          1993        1992        1991       1990       1989
---------------------------------------------------------------------------------------------------------------------------------
Net sales:
 United States . . . . . . . . . . . . . . .  $  69,867    $  69,100     $  62,497   $  57,148   $  50,476  $  45,645  $  40,598
 International . . . . . . . . . . . . . . .     35,402       31,269        31,504      27,591      21,844     17,456     15,253
---------------------------------------------------------------------------------------------------------------------------------
 Worldwide . . . . . . . . . . . . . . . . .    105,269      100,369        94,001      84,739      72,320     63,101     55,851

Cost of sales. . . . . . . . . . . . . . . .     51,994       49,534        46,623      41,938      36,094     32,193     27,392
Selling, general and administrative expense.     32,240       30,802        28,685      25,936      22,360     18,912     17,619
Research and development expense . . . . . .      6,875        6,586         5,752       4,951       4,372      3,991      3,519
Provision to reduce carrying value of  . . .
 electrochemical assets. . . . . . . . . . .        775          ---           ---         ---         ---        ---        ---
Purchased research and development expense .        ---          ---           ---         ---         ---        ---        ---
Interest income. . . . . . . . . . . . . . .        661          467           427         312         296        311        332
Interest expense . . . . . . . . . . . . . .          1           12            48         119         177        244        283
Income taxes . . . . . . . . . . . . . . . .      4,775        4,842         4,700       4,357       3,648      3,007      2,815
Net income . . . . . . . . . . . . . . . . .      9,270+       9,508++       8,620       7,750       5,965      5,065      4,555
Per share data: +++
 Net income: basic . . . . . . . . . . . . .        .41+        0.42++        0.38        0.34        0.26       0.22       0.20
 Net income: diluted . . . . . . . . . . . .        .41+        0.42++        0.38        0.34        0.26       0.22       0.20
 Cash dividends per share--Common. . . . . .       0.09         0.07          0.06        0.05        0.05       0.04       0.03
 Cash dividends per share--Class A . . . . .       0.09         0.07          0.06        0.05        0.05       0.04       0.03

OTHER DATA
Current ratio. . . . . . . . . . . . . . . .       4.55         4.14          3.49        2.72        2.79       2.89       2.76
Working capital. . . . . . . . . . . . . . .  $  38,596    $  30,699     $  25,124   $  20,977   $  17,631  $  16,546  $  14,555
Property, plant and equipment, net . . . . .     29,128       28,903        29,270      28,094      25,024     21,678     18,221
Total assets . . . . . . . . . . . . . . . .     84,258       74,358        66,971      61,619      52,849     47,217     42,530
Long-term liabilities. . . . . . . . . . . .      2,070        2,081         2,246       2,104       2,593      3,131      3,629
Stockholders' equity . . . . . . . . . . . .     71,328       62,497        54,651      47,301      40,401     35,328     30,610
Equity per share at year end +++ . . . . . .       3.13         2.74          2.40        2.08        1.78       1.56       1.35
Sales per employee . . . . . . . . . . . . .        120          112           105          98          90         85         82
Weighted average shares outstanding:
 basic +++ . . . . . . . . . . . . . . . . .     22,771       22,772        22,724      22,697      22,639     22,623     22,610
Weighted average shares outstanding:
 diluted +++ . . . . . . . . . . . . . . . .     22,771       22,788        22,773      22,731      22,639     22,623     22,610


*Includes a one-time charge of $3,000,000 or $.17 per share for purchased research and development costs associated with the acquisition of Environmental Test Systems, Inc. (ETS).
+Net income for 1995 includes a one-time pretax charge of $775,000 or $.03 per share after tax for the provision to reduce carrying value of electrochemical assets.
++Net income for 1994 includes a benefit of $448,000 or $.02 per share for the cumulative effect of a change in accounting for income taxes.
+++All share and per share amounts have been restated to give effect to the adoption of SFASNo. 128 in third quarter of fiscal year 1998, the two-for-one stock split in October 1997, the five-for-four stock split in April 1994, the three-for-two stock split in June 1992, and the five-for-four stock splits in fiscal 1991, 1990 and 1989.

HACH COMPANY AND SUBSIDIARIES

MANAGEMENT'S REPORT AND REPORT OF INDEPENDENT ACCOUNTANTS


Stockholders of Hach Company:

The information presented in this Annual Report was prepared by your Company's management. The financial statements were prepared in accordance with generally accepted accounting principles applied on a consistent basis. These principles require choices among alternatives and numerous estimates of financial matters. We believe that the accounting principles chosen are appropriate in the circumstances and the estimates and judgments involved in Hach's financial reporting are reasonable. All other financial and operating data included in this Annual Report are presented to provide information we believe is useful to investors.

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

The Audit Committee recommended and the Board of Directors approved the appointment of PricewaterhouseCoopers LLP as independent auditor for the Company. The PricewaterhouseCoopers LLP report on the financial statements is presented in this Annual Report.

Audit and related activities of PricewaterhouseCoopers LLP are conducted throughout the year for the purposes of the annual audit and reviews of interim financial statements. The audit of the financial statements is conducted in accordance with generally accepted auditing standards and includes tests of internal controls and accounting records as deemed necessary.

The Audit Committee of the Board of Directors, which is composed solely of outside directors, performs an oversight role relating to Hach's public financial reporting. The Audit Committee meets at least two times a year with management and PricewaterhouseCoopers LLP, both privately and collectively, to discuss internal accounting control and financial reporting matters. PricewaterhouseCoopers LLP has access to the Audit Committee to discuss any matter.


KATHRYN HACH-DARROW
Chairman of the Board


GARY R. DREHER
Vice President and
Chief Financial Officer


To the Stockholders and Board of Directors of Hach Company:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity, and cash flows present fairly, in all material respects, the financial position of Hach Company and Subsidiaries at April 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PRICEWATERHOUSECOOPERS LLP
Denver, Colorado
June 4, 1998

HACH COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED APRIL 30, 1998, 1997 AND 1996
(IN THOUSANDS EXCEPT PER SHARE DATA)



                                                        1998           1997           1996
------------------------------------------------------------------------------------------
Net sales                                           $128,058       $121,480       $114,285
Cost of sales                                         64,854         62,342         57,839
------------------------------------------------------------------------------------------
   Gross profit                                       63,204         59,138         56,446
Selling, general and administrative expense           35,566         33,385         33,000
Research and development expense                       8,360          8,459          7,464
Purchased research and development expense             3,000            ---            ---
------------------------------------------------------------------------------------------
   Income from operations                             16,278         17,294         15,982
Interest income                                          994          1,799          1,324
Interest expense                                      (1,588)           (13)            (6)
------------------------------------------------------------------------------------------
   Income before income taxes                         15,684         19,080         17,300
Income tax expense                                     6,584          6,585          6,046
------------------------------------------------------------------------------------------
   Net income                                         $9,100        $12,495        $11,254
------------------------------------------------------------------------------------------
Net income per share: basic                           $ 0.52        $  0.55        $  0.50
Net income per share: diluted                         $ 0.51        $  0.55        $  0.50
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------
Weighted average shares outstanding: basic            17,643         22,730         22,736
Weighted average shares outstanding: diluted          17,751         22,762         22,736
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

HACH COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
APRIL 30, 1998 AND 1997
(IN THOUSANDS EXCEPT SHARE DATA)


                                                                                     1998                1997
----------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
 Cash and cash equivalents                                                        $  4,358            $ 14,575
 Marketable securities, held to maturity                                               680              19,100
 Accounts receivable, less reserves of $305 and $249, respectively                  20,937              17,829
 Inventories, net                                                                   15,360              11,798
 Deferred tax assets and other current assets                                        5,282               4,416
----------------------------------------------------------------------------------------------------------------
Total current assets                                                                46,617              67,718
----------------------------------------------------------------------------------------------------------------

Property, plant and equipment, at cost:
 Buildings and improvements                                                         30,615              23,404
 Machinery and equipment                                                            52,412              46,555
----------------------------------------------------------------------------------------------------------------
                                                                                    83,027              69,959

 Less: allowance for depreciation and amortization                                  47,211              42,141
----------------------------------------------------------------------------------------------------------------
                                                                                    35,816              27,818

 Land                                                                                1,083                 986
----------------------------------------------------------------------------------------------------------------
Net property, plant and equipment                                                   36,899              28,804
----------------------------------------------------------------------------------------------------------------

Marketable securities, held to maturity                                                836               7,406
Acquired product technology                                                         12,199                 ---
Goodwill                                                                             3,204                 ---
Other assets                                                                         2,595               1,652
----------------------------------------------------------------------------------------------------------------

Total assets                                                                      $102,350            $105,580
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------

LIABILITIES
Current liabilities:
 Current portion of long term debt                                                $  1,069            $    ---
 Accounts payable                                                                    4,591               4,044
 Accrued liabilities:
  Compensation                                                                       1,407               1,082
  Compensated absences                                                               3,933               3,655
  Profit sharing                                                                     3,483               3,473
  Income taxes payable                                                                 720                 753
  Other                                                                              1,974               1,379
----------------------------------------------------------------------------------------------------------------
  Total current liabilities                                                         17,177              14,386
----------------------------------------------------------------------------------------------------------------
Long term liabilities                                                                2,771               1,726
Long term debt                                                                      35,994                 ---
Deferred income taxes                                                                6,589               2,179
----------------------------------------------------------------------------------------------------------------
Total liabilities                                                                   62,531              18,291
----------------------------------------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY
Common stock, $1 par value; authorized 25,000,000 shares; issued 11,622,953 shares  11,623              11,623
Class A common stock, $1 par value; authorized 20,000,000 shares in 1998;
  issued 11,622,953 shares                                                          11,623                 ---
Capital contributed in excess of par value of common stock                             ---                 453
Retained earnings                                                                   72,714              76,944
Unearned ESOP shares                                                                (2,629)                ---
Cumulative currency translation adjustment                                            (437)                338
----------------------------------------------------------------------------------------------------------------

                                                                                    92,894              89,358

Less: shares held in treasury, at cost (2,667,001 Common, 3,123,074 Class A
 in 1998 and 254,356 Common, 254,356 Class A in 1997)                              (53,075)             (2,069)
----------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                          39,819              87,289
----------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                        $102,350            $105,580
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the consolidated financial statements.

HACH COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED APRIL 30, 1998, 1997 AND 1996
(IN THOUSANDS EXCEPT SHARE DATA)


                                          COMMON       CAPITAL      RETAINED      UNEARNED   CUMULATIVE  SHARES HELD     TOTAL
                                         STOCK, $1  CONTRIBUTED IN  EARNINGS        ESOP      CURRENCY   IN TREASURY, STOCKHOLDERS'
                                         PAR VALUE  EXCESS OF PAR                  SHARES   TRANSLATION     AT COST      EQUITY
                                                      VALUE OF                               ADJUSTMENT
                                                     COMMON STOCK
----------------------------------------------------------------------------------------------------------------------------------
Balance April 30, 1995                     $11,623       $  148      $58,425          ---       $2,405      $(1,273)     $71,328

Net income                                     ---          ---       11,254          ---          ---          ---       11,254
Cash dividends,
 $.11 per share each class                     ---          ---       (2,502)         ---          ---          ---       (2,502)
Purchase of treasury
 stock (47,638 shares of each class)           ---          ---          ---          ---          ---         (736)        (736)
Stock options exercised, net
 (21,722 shares of each class)                 ---          168          ---          ---          ---           77          245
Foreign currency
 translation adjustment                        ---          ---          ---          ---         (769)         ---         (769)
----------------------------------------------------------------------------------------------------------------------------------
Balance April 30, 1996                     $11,623       $  316      $67,177          ---       $1,636      $(1,932)     $78,820

Net income                                     ---          ---       12,495          ---          ---          ---       12,495
Cash dividends,
 $.12 per share each class                     ---          ---       (2,728)         ---          ---          ---       (2,728)
Purchase of treasury
 stock (19,500 shares of each class)           ---          ---          ---          ---          ---         (326)        (326)
Shares purchased under
 employee stock purchase plan                  ---          137          ---          ---          ---          189          326
Foreign currency
 translation adjustment                        ---          ---          ---          ---       (1,298)         ---       (1,298)
----------------------------------------------------------------------------------------------------------------------------------
BALANCE APRIL 30, 1997                     $11,623       $  453      $76,944          ---        $ 338      $(2,069)     $87,289

NET INCOME                                     ---          ---        9,100          ---          ---          ---        9,100
CASH DIVIDENDS,
 $.14 PER SHARE CLASS A COMMON
 $.12 PER SHARE COMMON                         ---          ---       (2,142)         ---          ---          ---       (2,142)
STOCK SPLIT, CLASS A COMMON                 11,623         (453)     (11,121)         ---          ---          (49)         ---
PURCHASE OF TREASURY STOCK
 (3,173,355 SHARES COMMON,
 3,176,223 SHARES CLASS A COMMON)              ---          ---          ---          ---          ---      (60,642)     (60,642)
ISSUANCE OF TREASURY STOCK - ETS
 ACQUISITION (697,915 SHARES COMMON,
 246,602 SHARES CLASS A COMMON)                ---          ---          ---          ---          ---        8,661        8,661
STOCK OPTIONS EXERCISED, NET
 (62,795 SHARES COMMON,
 60,903 SHARES CLASS A COMMON)                 ---          ---          (67)         ---          ---        1,024          957
PURCHASE OF UNEARNED ESOP SHARES               ---          ---          ---       (2,629)         ---          ---       (2,629)
FOREIGN CURRENCY
 TRANSLATION ADJUSTMENT                        ---          ---          ---          ---         (775)         ---         (775)
----------------------------------------------------------------------------------------------------------------------------------
BALANCE APRIL 30, 1998                     $23,246       $  ---      $72,714      $(2,629)       $(437)    $(53,075)     $39,819
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------



The accompanying notes are an integral part of the consolidated financial statements.

HACH COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED APRIL 30, 1998, 1997 AND 1996
(IN THOUSANDS)


                                                                                     1998           1997           1996
--------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
 Net income                                                                        $ 9,100       $ 12,495        $11,254
 Adjustments to reconcile net income to net
  cash provided by operating activities:
 Depreciation                                                                        6,233          6,196          6,049
 Write-off of purchased research and development                                     3,000             --             --
 (Benefit) for deferred income taxes                                                (1,011)           (38)          (277)
 Loss on disposal of equipment                                                          54             40             63
Changes in current assets and liabilities, excluding effects of acquisition:
 (Increase) decrease in accounts receivable                                           (639)        (1,983)           490
 (Increase) decrease in inventories                                                 (2,024)           971         (1,038)
 (Increase) decrease in other current assets                                          (139)          (376)           798
  Increase (decrease) in accounts payable                                               (5)         1,218             (9)
  Increase in accrued liabilities                                                    1,387          1,873          2,170
--------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                           15,956         20,396         19,500
--------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
 Acquisition, net of cash acquired                                                  (6,655)            --             --
 Proceeds from sale of equipment                                                        14             11            271
 Capital expenditures                                                              (11,528)        (6,163)        (6,488)
 Purchases of investments held-to-maturity                                          (2,601)       (21,727)       (23,397)
 Proceeds from maturities of short-term investments                                 27,591         17,341          9,587
 (Increase) decrease in other assets                                                  (647)            32           (395)
--------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by investing activities                                     6,174        (10,506)       (20,422)
--------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
 Capital lease obligations                                                             166             --             --
 Payments on capital lease obligations                                                 (32)            --             (6)
 Dividends paid                                                                     (2,142)        (2,728)        (2,502)
 Proceeds from borrowings                                                           30,000             --             --
 Purchases of treasury stock                                                       (60,642)          (326)          (736)
 Shares purchased under employee stock purchase plan                                   957            326            245
--------------------------------------------------------------------------------------------------------------------------
Net cash used by financing activities                                              (31,693)        (2,728)        (2,999)
Effects of exchange rate changes                                                      (654)        (1,074)          (642)
--------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                               (10,217)         6,088         (4,563)
Cash and cash equivalents at the beginning of the year                              14,575          8,487         13,050
--------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the end of the year                                   $ 4,358        $14,575        $ 8,487
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

Supplemental disclosures of cash flow information:
 Income taxes paid during the year                                                 $ 7,686        $ 6,231        $ 5,028
 Interest paid during the year, net of amounts capitalized                         $ 1,553        $    --        $    --

Details of acquisition:
 Fair value of assets                                                              $26,845
 Liabilities                                                                        10,525
------------------------------------------------------------------------------------------
 Cash and equity paid                                                              $16,320
 Less equity transferred                                                             8,661
 Less cash acquired                                                                  1,004
------------------------------------------------------------------------------------------
 Net cash paid for acquisition                                                     $ 6,655
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------



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

INVESTMENTS
The Company accounts for investments in accordance with SFASNo. 115, "Accounting for Certain Investments in Debt and Equity Securities." This accounting standard requires companies to classify securities as held-to-maturity, trading or available-for-sale. Prior to July 1997, the majority of the Company's marketable securities were classified as held to maturity. In July 1997 the Company sold approximately $23 million of investments that had been classified as held-to-maturity to finance the repurchase of 6,314,446 shares of the Company's common stock. Upon the sale of these investments, the Company realized losses totaling $44,000. The cost of securities sold is based on the specific identification method. The carrying amount of securities approximated the fair value at April 30, 1998, and 1997.

INVENTORIES
Inventories are valued at the lower of cost or market. In general, cost is determined on the basis of the last-in, first-out (LIFO), first-in, first-out
(FIFO) or the average cost methods.

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

The Company capitalizes interest costs on certain assets that require a period of time to prepare them for their intended use. Total interest costs incurred during fiscal year 1998 were $1,693,000, of which $105,000 were capitalized to fixed assets.

The cost and related allowances for depreciation of assets sold or otherwise disposed of are deducted from the related accounts and resulting gains or losses are reflected in operations.

SOFTWARE COSTS
In March 1998, the American Institute of Certified Public Accountants issued a Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This statement addresses costs that are capitalizable and costs that must be expensed, and provides guidance on amortization periods for internal use software. This SOP is required to be adopted for fiscal years beginning after December 15, 1998, with early adoption encouraged. The Company's existing accounting policy for software development costs is in conformity with the provisions of this SOP. As such, the Company adopted this statement in the fourth quarter of fiscal year 1998, resulting in no financial statement impact. Amounts of unamortized software costs were $2,215,000 and $1,320,000 as of April 30, 1998 and 1997 respectively.

INCOME TAXES
The Company accounts for taxes using an asset and liability approach. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of those assets and liabilities.

FOREIGN CURRENCY TRANSLATION
Foreign asset and liability accounts are converted into U.S. dollars using the exchange rate in effect at the end of the year, and revenue and expense accounts are converted at the average exchange rate in effect during the year.

The Company's European subsidiary occasionally enters into foreign exchange forward contracts in an attempt to mitigate risk of currency fluctuations on a portion of the anticipated inventory purchases to be made from Hach Company. Gains and losses on these contracts are included in the determination of net income. As of April 30, 1998 and April 30, 1997, the Company had no forward contracts.

REVENUE RECOGNITION
The Company sells a large number of different tangible products and the average size of a customer order is relatively small. Revenue is recognized upon passage of title from the Company to customers. Customers purchasing products from the Company may return the products within a 30-day period if they are not satisfied. Estimated returns are charged against earnings in the period the original sale occurred.

ADVERTISING
Costs associated with advertising are expensed in the year incurred except for direct-response advertising costs. Direct-response advertising costs, mainly related to the Products for Analysis catalog, are recorded as prepaid and amortized over the life of the associated program which is generally one year. Advertising expense was $4,051,000, $3,741,000 and $4,352,000 in 1998, 1997 and
1996, respectively.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates.

NEW ACCOUNTING STANDARDS
In June 1997, the FASB issued SFAS No. 130, REPORTING COMPREHENSIVE INCOME.
SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements, in order to measure all changes in equity of an enterprise that result from transactions and other economic events of the period other than transactions with owners. Comprehensive income, as defined by SFAS No. 130, is the total of net income and other comprehensive income (all other non-owner changes in equity). The Company's foreign currency translation adjustment is categorized as an element of other comprehensive income under this statement. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997, and is applicable for interim and annual periods. As such, the Company will adopt this statement in the first quarter of fiscal year 1999. The result of adoption will be a revised display of the Company's foreign currency translation adjustment.

HACH COMPANY AND SUBSIDIARIES

In June 1997, the FASB issued SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. SFAS No. 131 requires certain financial and supplementary information to be disclosed on an annual and interim basis for each reportable segment of an enterprise. Reportable segments, as defined by this statement, correspond to the way management organizes units and evaluates performance internally, and may be based upon products, geography, legal entity, management structure or combination of these methods. SFAS No. 131 is effective for years beginning after December 15, 1997. Companies would be required to restate prior period information upon adoption. The Company will adopt SFAS No. 131 for the fiscal year ending April 30, 1999. The adoption of SFAS No. 131 will result in additional disclosures relating to the Company's reportable segments.

2. BUSINESS COMBINATION

On April 30, 1998, the Company completed the acquisition of Environmental Test Systems ("ETS"). ETS is engaged in the business of developing and manufacturing chemical test strips measuring water quality for both consumer and industrial applications. The transaction has been accounted for as a purchase. Under the terms of the agreement, shares of the Company's common stock worth approximately $8,661,000 and $7,659,000 in cash were exchanged for all outstanding shares of ETS. A one-time charge of $3,000,000 was recorded in the fourth quarter for purchased research and development costs associated with the acquisition of ETS. The amount of $3,000,000 allocated to purchased research and development was determined through established valuation techniques in the water analysis industry and was expensed upon acquisition, because technological feasibility had not been established and no future alternative uses existed. The Company acquired product technology from ETS valued at $12,199,000. This acquired product technology, valued based on future cash flows, will be amortized on a straight-line basis over twenty years. Amounts allocated to goodwill and intangibles will be amortized on a straight-line basis up to thirty years.

The purchase price allocated to the acquired assets and assumed liabilities based on fair values was as follows (in thousands):

-----------------------------------------------------------------------
Cash                                                           $ 1,004
Accounts receivable                                              2,470
Inventory                                                        1,538
Other current assets                                               145
Property and equipment                                           2,990
Purchased research and development                               3,000
Acquired product technology                                     12,199
Goodwill and intangibles                                         3,499
Current and long-term liabilities                               (2,320)
Long-term debt                                                  (5,994)
Deferred income tax liabilities                                 (4,840)
Unearned ESOP shares                                             2,629
-----------------------------------------------------------------------
Total                                                          $16,320
-----------------------------------------------------------------------
-----------------------------------------------------------------------

The following unaudited pro forma information presents a summary of consolidated results of operations of the Company and ETS as if the acquisition had occurred at the beginning of fiscal year 1997, with pro forma adjustments to give effect to amortization of acquired technology and goodwill, interest expense on acquisition debt and certain other adjustments, together with related income tax effects.

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)      1998                1997
-----------------------------------------------------------------------
Net sales                                 $138,900            $134,697
Net income                                  12,217              10,768
Net income per share--basic                    .66                 .45
Net income per share--diluted                  .65                 .45

In management's opinion, the unaudited pro forma combined results of operations are not indicative of the actual results that would have occurred had the acquisition been consummated at the beginning of fiscal 1998 or at the beginning of fiscal 1997 or of future operations of the combined companies under the ownership and management of the Company.

3. INVENTORIES

Components of inventory at April 30 were:

                                                     (THOUSANDS OF DOLLARS)
                                                        1998           1997
---------------------------------------------------------------------------
Raw materials and purchased parts                    $ 4,545        $ 2,811
Work in process                                        1,555          1,534
Finished goods                                         8,882          7,031
Resale                                                   378            422
---------------------------------------------------------------------------
Inventories, net                                     $15,360        $11,798
---------------------------------------------------------------------------
---------------------------------------------------------------------------

Inventory valuation allowances at April 30, 1998, 1997 and 1996 were $1,003,000, $555,000 and $188,000 respectively.

Management believes the LIFO method, which results in better matching of current costs with current revenues, minimizes inflation-induced inventory profits and thus more clearly reflects the results of operations. The cost of inventories stated under the LIFO method for 1998, was approximately 75% and 1997 was approximately 80% of the value of total inventories.

For purposes of comparison to companies not utilizing the LIFO method, the following information is presented. If all inventories had been determined using the current replacement cost at April 30, 1998 and 1997, reported inventories would have been $2,877,000 and $3,184,000 higher, respectively. Reported net income would have been $190,000 ($.01 per common share) lower for fiscal 1998, $226,000 ($.02 per common share) higher for fiscal 1997, and $94,000 ($.004 per common share) higher for fiscal year 1996. The impact on reported net income utilizing LIFO, as opposed to the current replacement cost method, has been computed by taking the change from year to year in the difference between the inventory valuation under LIFO and the inventory valuation under current replacement costs and tax affecting such difference by 38% for 1998, 1997 and for 1996, the approximate incremental tax rate for each year.

4. LONG-TERM DEBT

Long-term debt consists of the following at April 30, 1998:

(IN THOUSANDS)
---------------------------------------------------------------------------
Borrowings under revolving credit agreement                         $30,000
ESOP debt guarantee                                                   2,629
Subordinated notes payable                                            4,191
Bank note payable                                                       243
---------------------------------------------------------------------------
Total                                                                37,063
Less current portion                                                  1,069
---------------------------------------------------------------------------
Long-term debt                                                      $35,994
---------------------------------------------------------------------------
---------------------------------------------------------------------------

During the first quarter of 1998, the Company entered into a revolving credit agreement with a bank. Under the Revolving Credit Agreement, the Company may borrow up to $40,000,000 under a five-year unsecured revolving credit facility, which matures on July 1, 2002. The Agreement has restrictions on amounts outstanding which consist of (i) $40,000,000 to June 30, 2000; (ii) $32,500,000 form July 1, to June 30, 2001; and (iii) $22,500,000 from July 1, 2001 to the revolving Credit Maturity Date of July 1, 2002. At April 30, 1998, the Company had $30 million outstanding. The Revolving Credit Agreement allows the Company to borrow at interest rates that vary based on the Banks Reference Rate or the London Interbank Offered Rate (LIBOR), at the option of the Company. The interest rate as of April 30, 1998, on the $30 million was 6.67%. The interest period for the loan is 90 days, which began on April 6, 1998. The Company is also required to pay a commitment fee of 12.5 or 25.0 basis points per annum, depending on certain financial ratios, on the average daily amount of unused funds. The carrying value of the long-term debt approximates fair value.

ESOP debt guarantee represents borrowings by the ETS ESOP trust which have been irrevocably guaranteed by the Company. The subordinated notes payable represent notes payable to former ETS shareholders.

HACH COMPANY AND SUBSIDIARIES

The revolving credit agreement, ESOP debt guarantee, subordinated note payable and bank note payable contain similar restrictions relating to dividends, investments, guarantees and other borrowings and maintenance of certain financial ratios.

Subsequent to year-end the Company borrowed an additional $3,300,000 under the revolving credit agreement. The proceeds from the revolving credit agreement were used to pay off subordinated notes payable.

5. INCOME TAXES

Income before income tax expense consisted of the following:

                                               (THOUSANDS OF DOLLARS)
                                         1998           1997           1996
----------------------------------------------------------------------------
Income before income taxes:
 Domestic                             $15,033        $16,559        $13,386
 Foreign                                  651          2,521          3,914
----------------------------------------------------------------------------
                                      $15,684        $19,080        $17,300
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Income tax expense:
 Current:
  Federal                              $6,639        $ 4,852        $ 4,122
  State                                   703            775            631
  Foreign                                 253            997          1,570
----------------------------------------------------------------------------
                                        7,595          6,624          6,323
 Deferred:
  Federal                             $  (912)       $   (63)       $  (227)
  State                                   (95)            30            (46)
  Foreign                                  (4)            (6)            (4)
----------------------------------------------------------------------------
                                       (1,011)           (39)          (277)
----------------------------------------------------------------------------
Total                                 $ 6,584        $ 6,585        $ 6,046
----------------------------------------------------------------------------
----------------------------------------------------------------------------

Components of the net deferred tax assets (liabilities) resulting from differences in book and tax accounting methods are as follows:



NET DEFERRED TAX ASSET (LIABILITY)                           (THOUSANDS OF DOLLARS)

                                                        1998           1997           1996
-------------------------------------------------------------------------------------------
Deferred tax assets:
 Vacation pay                                        $ 1,171        $ 1,104        $ 1,087
 Inventory capitalization                                969            654            527
 Deferred compensation                                   909            652            376
 Intercompany profits                                    231            271            120
 Bad debt and sales return reserves                      132            ---            ---
 Marketable securities                                   ---            114            108
 Employee benefit plans                                  ---            ---             83
 Tax attribute carryovers                                114            ---            ---
 Other                                                   101            113            122
-------------------------------------------------------------------------------------------
Total deferred tax assets                              3,627          2,908          2,423

Deferred tax liabilities:

 Accelerated depreciation                             $1,875         $2,103         $1,749
 Foreign deferrals                                        35             86             91
 Employee benefit plans                                   74             97            ---
 Acquired product technology                           4,758            ---            ---
-------------------------------------------------------------------------------------------
Total deferred tax liabilities                         6,742          2,286          1,840

Net deferred tax asset (liability)                   $(3,115)        $  622         $  583
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------

Current deferred tax asset                             3,474          2,801          2,397
-------------------------------------------------------------------------------------------
Noncurrent deferred tax liability                      6,589          2,179          1,814
-------------------------------------------------------------------------------------------
Net deferred tax asset (liability)                   $(3,115)        $  622        $   583
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------


The Company believes, based upon past earnings, that all of the deferred tax assets will be realized. Accordingly, no valuation allowance has been provided.

Effective tax rates on income before income taxes for the years ended April 30, 1998, 1997 and 1996 were 42%, 35% and 35%, respectively. The effective income tax rate for the years ended April 30 varies from the statutory Federal income tax rate as follows:



                                                              (THOUSANDS OF DOLLARS)
                                                        1998           1997           1996
-------------------------------------------------------------------------------------------
Computed statutory expense                            $5,489         $6,487         $5,882
State income tax, net                                    379            512            443
Difference between U.S.
 statutory rates and foreign
 effective rates                                          22            135            235
Foreign sales corporation                               (274)          (212)          (136)
Tax credits, net                                        (300)          (352)          (306)
Purchased research and development                     1,125            ---            ---
Other, net                                               143             15            (72)
-------------------------------------------------------------------------------------------
                                                      $6,584         $6,585         $6,046
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------


Undistributed earnings intended to be reinvested indefinitely by the foreign subsidiaries totaled $4,818,000 at April 30, 1998. These earnings would become taxable upon the sale or liquidation of the foreign subsidiaries or upon the remittance of dividends. The determination of the deferred tax liability related to these undistributed earnings is not practicable and, accordingly, no U.S. deferred tax has been recorded.

6. EMPLOYEE BENEFITS

EMPLOYEE PROFIT SHARING AND SAVINGS PLANS
The Company has an employee profit-sharing plan covering substantially all regular employees of the Company with the maximum contribution limited to the amount allowable for federal tax purposes. Each year the Company's Board of Directors approves an amount the Company will contribute to the plan. The Company has a savings plan which qualifies under Section 401(k) of the Internal Revenue Code. Eligible employees may contribute from 1% to 12% of their income on a pretax basis to this savings plan. The Company matches 50% of the first 4% of the employee's contribution. The Company's annual contributions under these Plans were $2,591,000 in 1998, $2,638,000 in 1997, and $2,385,000 in 1996.

EMPLOYEE STOCK OWNERSHIP PLAN
The Company maintains two Employee Stock Ownership Plans (ESOP). The Company accounts for both plans in accordance with Employer's Accounting for Employee Stock Ownership Plans (SOP 93-6). The Hach Company ESOP is a noncontributing plan established to acquire shares of the Company's common stocks for the benefit of eligible employees. Each year the Company's Board of Directors approves an amount the Company will contribute to the plan. The Company contributions to the plan were $891,000 in 1998, $917,000 in 1997, and $829,000 in 1996. As of April 30, 1998, all shares in the Hach Company ESOP were allocated to participants.

As part of the acquisition of ETS, the Company assumed the Environmental Test System ESOP. The ETS ESOP was established in 1996 for the benefit of ETS employees. The ETS ESOP trust acquired shares of ETS with the proceeds of a bank loan that is guaranteed by the Company and is recorded in the Company's consolidated balance sheet at April 30, 1998. All ETS shares were converted to Hach Company Common shares at the time the acquisition was completed.

The Company's contributions to the ESOP, plus dividends paid on shares held by the ESOP, are used to repay the loan principal and interest. As the ESOP debt is repaid, shares held by the ESOP are released from collateral and allocated to qualified ESOP participants.

At April 30, 1998, the ETS ESOP trust held 476,041 shares of Hach Company Common stock of which 59,505 shares were allocated to participants, 7,934 shares were committed to be released, and 408,602 shares were unreleased.

HACH COMPANY AND SUBSIDIARIES



                                                      Common Shares                        Class A Common Shares
                                                Options        Weighted Average         Options        Weighted Average
                                              Outstanding       Exercise Price        Outstanding       Exercise Price
----------------------------------------------------------------------------------------------------------------------
Balance at April 30, 1995                       278,202             $ 8.800             278,202             $ 8.800
Granted                                         245,000               8.075             245,000               8.075
Exercised                                       (33,827)              4.480             (33,827)              4.480
Expired                                         (20,000)              9.500             (20,000)              9.500
----------------------------------------------------------------------------------------------------------------------
Balance at April 30, 1996                       469,375             $ 8.705             469,375             $ 8.705
Granted                                          88,648               8.395              88,648               8.395
----------------------------------------------------------------------------------------------------------------------
Balance at April 30, 1997                       558,023             $ 8.655             558,023             $ 8.655
Granted                                          11,708              10.375             262,208               9.539
Exercised                                       (58,884)              8.467             (58,884)              8.467
Expired                                         (93,500)             10.719             (93,500)             10.719
Forfeited                                        (8,418)             10.719              (8,418)             10.719
----------------------------------------------------------------------------------------------------------------------
Balance at April 30, 1998                       408,929             $ 8.216             659,429             $ 8.704

Options exercisable at:
 April 30, 1997                                 332,016             $ 9.005             332,016             $ 9.005
 April 30, 1998                                 290,883               8.243             290,883               8.243


STOCK OPTION PLANS
The Company has two active stock option plans. Under the 1993 Stock Option Plan the Company periodically grants certain officers and key employees incentive stock options to purchase common stock. A total of 625,000 Common shares and 625,000 Class A Common shares have been reserved for option at a price not less than the market price on the date of grant. Options granted under the plan may not be exercised until one year after the date of grant. Options are exercisable in installments on a cumulative basis beginning in the second year after grant and expiring not later than ten years from the date of grant. Under the 1995 Non-Employee Director Stock Plan, 150,000 Common shares and 150,000 Class A Common shares have been reserved for option. The option price per share is equal to the fair market value of a company share on the date of grant. The term of each option may not exceed ten years, and an option first becomes exercisable six months after the option grant date. Options granted prior to October, 1997 must be exercised with an equal number of Common and Class A Common shares being purchased.

A summary of the status of the Company's stock options plans, adjusted for the stock split in October, 1997, appears above.

EMPLOYEE STOCK PURCHASE PLAN
The Company has an Employee Stock Purchase Plan for all eligible employees. Under the plan, shares of the Company's common stocks may be purchased at six-month intervals at 85% of the lower of the fair market value on the first or the last day of each six-month period. Employees may purchase shares through payroll deductions not exceeding 10% of their gross compensation during an offering period. During 1998, employees purchased 20,754 Common shares on June 30, 1997 at a price of $8.075 per share, adjusted for the two for one stock split, and 10,118 Common shares at a price of $9.15 per share and 10,118 Class A Common shares at a price of $9.17 per share on December 31, 1997. At April 30, 1998, 441,970 shares of each class of stock were reserved for future issuance.

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

Pro forma information regarding net income and earnings per share is required to be determined as if the Company had accounted for its employee stock options (including shares issued under the Employee Stock Purchase Plan, collectively called "options") granted subsequent to April 30, 1995 under the fair value based method of that statement. The fair value of options granted in 1998, 1997 and 1996 reported below has been estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:



                                                                  Employee Stock
                                     Stock Options             Purchase Plan Shares
-------------------------------------------------------------------------------------------
                                    1998      1997      1996      1998      1997      1996
-------------------------------------------------------------------------------------------
Expected life                        4.0       4.0       4.0        .5        .5        .5
 (in years)
Risk-free interest rate             5.3%      6.2%      5.7%      5.3%      5.4%      5.5%
Volatility                          .330      .233      .233      .330      .233      .233
Dividend yield                      1.5%      1.5%      1.5%      1.5%      1.5%      1.5%


The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options. The weighted average estimated fair value of employee stock options granted during 1998, 1997 and 1996 was $2.96, $4.18 and $3.87 per share, respectively. The weighted average estimated fair value of shares granted under the Employee Stock Purchase Plan during 1998, 1997 and 1996 was $3.16, $3.88 and $3.40 respectively.

The majority of the company's stock options are classified as Incentive Stock Options and therefore, provide no tax benefit for the Company.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

HACH COMPANY AND SUBSIDIARIES

                                                1998         1997        1996
------------------------------------------------------------------------------
Pro forma net income (in thousands)          $ 8,512      $12,067     $11,029
Pro forma earnings per share-basic            $  .48      $  .53+     $  .49+
Pro forma earnings per share-diluted          $  .48      $  .53+     $  .49+

+Restated for the two-for-one stock split effected in the form of a stock dividend.

Because SFAS No. 123 is applicable only to options granted subsequent to April 30, 1995, the resulting pro forma effect may not be representative of that to be expected in future years.

At April 30, 1998 options with a weighted average remaining life of 3.41 years covering 1,068,358 shares were outstanding at $8.063 to $10.375 per share. Shares available for future grants amounted to 316,812 of Common stock and 66,312 of Class A Common stock at April 30, 1998. Adjusted for the two-for-one stock split, 320,102 Common shares and 320,102 Class A Common shares were available at April 30, 1997, and 408,750 Common shares and 408,750 Class A Common shares were available at April 30, 1996.

DEFERRED COMPENSATION PLAN
The Company has a Deferred Compensation Plan which permits eligible employees to defer a portion of their compensation. The deferred compensation, together with a Company contribution and accumulated earnings is accrued but unfunded. At April 30, 1998, 1997 and 1996 the liability for the deferred compensation is $2,169,000, $1,507,000 and $1,087,000 respectively and is included with long-term liabilities.

7. CAPITAL STOCK

On July 8, 1997, the Company repurchased the entire block of Hach Company Common Stock which was owned by Lawter International. This stock represented approximately 28% ownership in Hach Company. The Company purchased the 3,157,223 shares for $19.00 per share. On June 26, 1997, the date the transaction with Lawter was first announced, the Company's Common Stock price closed at $18.25 per share. The price paid to Lawter represented a 4% premium to the closing price on June 26, 1997. Among other factors, the Company's Board of Directors reviewed numerous financial models and information, including the impact on earnings per share, in arriving at the $19.00 per share price.

On May 19, 1997, the Board of Directors approved a proposal to amend the Company's Certificate of Incorporation to allow for a second class of common stock. At the Company's annual meeting on September 9, 1997 the Company's shareholders approved the amendment for a new class of stock designated as Class A Common Stock. On September 9, 1997, the Company's Board of Directors declared a stock split effected in the form of a stock dividend, payable to all holders of record of Common Stock on September 21, 1997, one share of Class A Common Stock for each share of Common Stock outstanding. The Class A stock is non-voting except under certain limited circumstances. All per share figures and common stock amounts in the consolidated financial statements have been restated to give effect to the stock split.

--------------------------------------------------------------------------------

8. EARNINGS PER SHARE

In Fiscal 1998, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share " ("SFAS No. 128") which specifies the computation, presentation and disclosure requirements for basic and diluted earnings per share. Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share includes the addition of potential common shares assuming the conversion of all outstanding stock options using the treasury stock method.
The table below is a reconciliation of shares outstanding for basic and diluted earnings per share.



 FISCAL YEARS ENDED
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)           April 30, 1998              April 30, 1997                April 30, 1996

                                                                  Per                           Per                           Per
                                                                 Share                         Share                         Share
                                            Income    Shares    Amount    Income    Shares    Amount    Income    Shares    Amount
-----------------------------------------------------------------------------------------------------------------------------------
Income available to common stockholders    $ 9,100    17,643    $ 0.52  $ 12,495    22,730    $ 0.55  $ 11,254    22,736    $ 0.50

Effective of dilutive securities
Stock options                                   --       108      0.01        --        32        --        --         0        --
-----------------------------------------------------------------------------------------------------------------------------------

Diluted earnings per share
Income available to common stockholders    $ 9,100    17,751    $ 0.51  $ 12,495    22,762    $ 0.55  $ 11,254    22,736    $ 0.50
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------


Options to purchase shares of the Company's common stock of 11,708 in 1998, 121,606 in 1997, and 259,289 in fiscal 1996 were outstanding during the respective periods but were not included in the computation due to the antidilutive effect of the conversion. Prior periods have been restated to give effect to the adoption of SFAS No. 128 in fiscal year 1998 and the two-for-one stock split in October 1997.

--------------------------------------------------------------------------------

9. SEGMENT INFORMATION

The Company operates primarily in an industry that encompasses laboratory instruments, process analyzers and test kits which analyze the chemical content and other properties of water and other aqueous solutions. This industry also encompasses the chemicals manufactured and sold by the Company, most of which are used with the instruments and test kits manufactured by the Company.

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

HACH COMPANY AND SUBSIDIARIES

The table below summarizes certain financial information by geographic segments:



GEOGRAPHIC SEGMENT INFORMATION (THOUSANDS OF DOLLARS)   1998           1997           1996
---------------------------------------------------------------------------------------------
Net Sales to Unaffiliated Customers:
 United States:
  Domestic                                          $ 82,741       $ 77,688       $ 73,472
---------------------------------------------------------------------------------------------
Export:

   Canada                                              5,030          5,018          4,840
   Asia                                               10,294         10,875          9,388
   Australia/Oceania                                   1,786          1,360          1,496
   Mexico/Central America/Caribbean                    4,225          3,619          2,738
   South America                                       5,516          4,121          3,313
   Other                                               2,344          2,268          1,748
---------------------------------------------------------------------------------------------
                                                      29,195         27,261         23,523
---------------------------------------------------------------------------------------------
                                                     111,936        104,949         96,995
 Europe                                               16,122         16,531         17,290
---------------------------------------------------------------------------------------------
                                                     128,058        121,480        114,285
---------------------------------------------------------------------------------------------
Net Sales to European Subsidiaries:
 United States                                        12,844         11,402         10,140
 Eliminations                                        (12,844)       (11,402)       (10,140)
---------------------------------------------------------------------------------------------
                                                    $128,058       $121,480       $114,285
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
Income from Operations:
 United States                                      $ 15,759       $ 14,914       $ 12,293
 Europe                                                  519          2,380          3,689
---------------------------------------------------------------------------------------------
                                                    $ 16,278       $ 17,294       $ 15,982
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
Identifiable Assets:
 United States                                      $ 65,147       $ 51,244       $ 49,384
 Europe                                                8,050          7,186          8,342
---------------------------------------------------------------------------------------------
                                                      73,197         58,430         57,726
Corporate Assets                                      29,153         47,150         35,929
---------------------------------------------------------------------------------------------
                                                    $102,350       $105,580       $ 93,655
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------


10. UNAUDITED SUMMARY OF QUARTERLY FINANCIAL INFORMATION

(THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)


                                                  First         Second          Third         Fourth
                                                Quarter        Quarter        Quarter        Quarter
-----------------------------------------------------------------------------------------------------
Fiscal Year 1998:
Net sales                                       $32,414        $31,542        $30,337        $33,765
Gross profit                                     15,863         15,533         14,784         17,024
Net income                                        3,320          2,755          2,600            425*
 Net income per share: basic                       0.16+ ++       0.16++         0.16           0.04*
 Net income per share: diluted                     0.16+ ++       0.16++         0.16           0.03*
Fiscal Year 1997:
Net sales                                       $28,910        $30,284        $29,481        $32,805
Gross profit                                     14,163         14,960         14,157         15,858
Net income                                        2,960          3,215          3,025          3,295
 Net income per share: basic+ ++                   0.13           0.14           0.13           0.15
 Net income per share: diluted+ ++                 0.13           0.14           0.13           0.15


*Includes one-time charge of $3,000,000 or $.17 per share for purchased research and development costs associated with the acquisition of Environmental Test Systems, Inc.
+Restated for the two-for-one stock split effected in the form of a stock dividend.
++Restated to give effect to the adoption of SFAS No. 128 in the third quarter of fiscal year 1998.


FORWARD LOOKING STATEMENTS
This annual report contains forward-looking statements, including without limitation, statements regarding expected financial results. Actual results may materially differ from those in the forward-looking statements. Factors that may cause such differences include changes in customer demand and requirements, delays in introducing new products, foreign exchange rate fluctuations, the level of government funding, especially funding by municipalities for water-related products, competition and conditions in the U.S. economy in general, and worldwide economic conditions. The Company undertakes no obligation to publicly update or revise any forward-looking statements whether as a result of new information, further events or otherwise.

Hach Company and
Subsidiaries Corporate Data

WORLD HEADQUARTERS:

5600 Lindbergh Drive
Loveland, Colorado, U.S.A.

U.S.A. SALES

Davis, California
Corona, California
Loveland, Colorado
Daytona Beach, Florida
Snellville, Georgia
Roselle, Illinois
Fort Wayne, Indiana
Huxley, Iowa
Louisville, Kentucky
Westminster, Maryland
Preston, Mississippi
Auburn, New Hampshire
New York, New York
Mt. Laurel, New Jersey
Oklahoma City, Oklahoma
Columbus, Ohio
Sullivan's Island, South Carolina
Georgetown, Texas
Conroe, Texas
Mill Creek, Washington

INTERNATIONAL SALES

Headquarters: Loveland,
Colorado, U.S.A.
European Sales: Namur, Belgium
Overseas distributors and
 sales agents in principal cities
 throughout the world
Hach Sales & Service Canada Ltd.
 Winnipeg, Manitoba, Canada

WHOLLY OWNED SUBSIDIARIES

HACH EUROPE, S.A./N.V.
 Namur, Belgium
HACH (BARBADOS) FSC, INC.
 Loveland, Colorado
HACH SALES & SERVICE CANADA LTD.
 Winnipeg, Manitoba, Canada
ENVIRONMENTAL TEST SYSTEMS, INC.
 Elkhart, Indiana

BOARD OF DIRECTORS

KATHRYN HACH-DARROW
 Chairman of the Board
 and Chief Executive Officer

BRUCE J. HACH
 President and Chief
 Operating Officer

GARY R. DREHER
 Vice President
 and Chief Financial Officer

LINDA O. DOTY
 Partner
 Doty & Associates
 Denver, Colorado

JOHN N. MCCONNELL
 Chairman and President
 Labconco
 Kansas City, Missouri

JOSEPH V. SCHWAN
 Chief Operating Officer
 and Executive Vice President
 Standard Register
 Dayton, Ohio

FRED W. WENNINGER
 Independent Businessman
 Spokane, Washington

TRANSFER AGENT
AND STOCK REGISTRAR
HARRIS TRUST & SAVINGS BANK
 311 West Monroe Street
 Chicago, Illinois 60690

AUDITOR
PRICEWATERHOUSECOOPERS LLP
 370 17th Street
 Denver, Colorado 80202

CORPORATE OFFICERS
KATHRYN HACH-DARROW
 Chairman of the Board
 and Chief Executive Officer

BRUCE J. HACH
 President and Chief
 Operating Officer

ROBERT O. CASE
 Secretary and General Counsel

LOEL J. SIROVY
 Senior Vice President
 Operations

JERRY M. CHURCHILL
 Vice President
 Domestic Sales

GARY R. DREHER
 Vice President and
 Chief Financial Officer

KENNETH OGAN
 Vice President
 Research & Development
 and Chief Technical Officer

BRIAN BOWDEN
 Vice President
 Information Systems Technology

LARRY D. THOMPSON
 Vice President
 Ames Chemical Operations

MARK J. STEPHENSON
 Vice President
 Marketing and Customer
 Support Services
 President, ETS

FOR MORE INFORMATION
To learn more about Hach Company, visit our site on the World Wide Web at www.hach.com.